SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F  X            Form 40-F
                -----                   -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                        No  X
           ----                     ----

       (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. ) N/A

This Form 6-K consists of :

       The 2002 annual report in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      China Petroleum & Chemical Corporation


                                      By: /s/ Zhang Honglin
                                          ----------------------------------
                                      Name:  Zhang Honglin
                                      Title: Company Secretary




Date: March 28, 2003

CONTENTS

Company Profile
Principal Financial Data and Indicators
Changes in Share Capital and Shareholdings of Principal Shareholders Chairman's Statement
Business Review and Prospects
Health, Safety and Environment
Management's Discussion and Analysis
Disclosure of Significant Events
Connected Transactions
Corporate Governance
Summary of Shareholders' Meetings
Report of the Board of Directors
Report of the Supervisory Committee
Directors, Supervisors, Senior Management and Employees
Principal Wholly-owned and Non Wholly-owned Subsidiaries
Financial Accounting Report
Corporate Information
Documents for Inspection

This annual report includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 28 March, 2003 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND ITS DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN, THIS REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS REPORT. MR MOU SHULING, MR WANG YI, MR ZHANG ENZHAO, MR LIU GUOGUANG AND MR HO TSU KWOK CHARLES, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE 31ST MEETING OF THE FIRST SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES, AND MR MOU SHULING AND MR ZHANG ENZHAO AUTHORISED MR CAO XIANGHONG AND MR WANG JIMING RESPECTIVELY TO VOTE ON THEIR BEHALF, AND MR WANG YI, MR LIU GUOGUANG AND MR HO TSU KWOK CHARLES AUTHORISED MR LI YIZHONG, CHAIRMAN OF THE BOARD, TO VOTE ON THEIR BEHALF, IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR LI YIZHONG, CHAIRMAN OF THE BOARD, MR WANG JIMING, PRESIDENT OF SINOPEC CORP., MR ZHANG JIAREN, VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR LIU YUN, HEAD OF THE ACCOUNTING DIVISION OF SINOPEC CORP. HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.




COMPANY PROFILE

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include :

o exploring for and developing, producing and trading petroleum and natural gas
o processing petroleum into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products
o  producing, distributing and trading petrochemical products

Based on the turnover in 2002, Sinopec Corp. is the largest listed company in China. The Company is also :

o one of the largest petroleum and petrochemical companies in China and in Asia o one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and in Asia
o  the second largest producer of petroleum and natural gas in China

The Company's competitive strengths are mainly reflected in :

o its leading market position in the production and sale of refined oil products
o  its status as the largest petrochemical producer in China
o  its strategic market position in China's highest economic growth areas
o its well-established, highly efficient and cost effective sales and distribution network
o its integrated operation structure with stronger resistance against industry cyclical risks
o  its well-recognized brand and excellent reputation
o its status as a primary choice for partnership by multinational companies seeking investment in China o its sound financial position, with the highest credit rating for PRC enterprises-- BBB credit rating by Standard & Poor

The Company has been focusing on capturing profit growth and expanding opportunities, optimizing its capital allocation and investment activities, developing and effectively depolying technologies and human resources, promoting the efficient use of resources, seeking to improve its overall competitiveness and strengths and pursuing a higher return on capital employed and sustained development and thereby increasing shareholders' value and returns. In the year to come, the Company strives to achieve new breakthroughs in expanding resources and markets, reducing cost, improving efficiency and disciplining investments. The Company works towards the goal of becoming an integrated energy and petrochemical company with outstanding core businesses, quality assets, innovative technologies, professional management, prudent financial practice and a competitive company in the global market.




1   Chemicals
2   Marketing and Distribution
3   Refining
4   Exploration and Production

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND OPERATING DATA PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Summary of principal financial data and operating data of the Company for the year 2002

       Profit before taxation and minority interests    :    RMB 22,012 million
       Net profit                                       :    RMB 14,121 million
       Net profit before non-operating profits/losses   :    RMB 14,999 million
       Profit from principal operations                 :    RMB 61,150 million
       Profit from other operations                     :       RMB 889 million
       Operating profit                                 :    RMB 22,817 million
       Investment income                                :       RMB 505 million
       Net non-operating income/expenses                :    RMB -1,310 million
       Net cash flow from operating activities          :    RMB 60,069 million
       Net decrease in cash and cash equivalents        :     RMB 3,324 million

       Non-operating profits/losses include non-operating income of RMB333 million and non-operating expenses of RMB1,643 million, and an adjustment of RMB432 million of reduction in taxation for the above items.

    (2) Principal financial data and indicators prepared in accordance with the PRC Accounting Rules and Regulations

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              For the year ended 31 December
                                                                                         2002            2001              2000
                                                               (Note)            RMB millions    RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
       Income from principal
          operations                                                                  324,184         304,347           322,932
       ---------------------------------------------------------------------------------------------------------------------------
       Net profit                                                                      14,121          14,018            16,154
----------------------------------------------------------------------------------------------------------------------------------
       Earnings per share (RMB)
          Fully diluted                                          (i)                    0.163           0.162             0.193
       ---------------------------------------------------------------------------------------------------------------------------
         Weighted average                                       (ii)                    0.163           0.165             0.227
       ---------------------------------------------------------------------------------------------------------------------------
       Net cash-flow from operating
          activities per share (RMB)                                                    0.693           0.688             0.411
       ---------------------------------------------------------------------------------------------------------------------------
       Return on net assets (%)
          Fully diluted                                         (iii)                   9.638           10.08             13.37
       ---------------------------------------------------------------------------------------------------------------------------
          Weighted average                                      (iv)                    9.723           10.61             16.29
       ---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     At 31 December
                                                                                         2002            2001               2000
                                                                                 RMB millions    RMB millions       RMB millions
----------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                                   368,375         360,294           340,918
----------------------------------------------------------------------------------------------------------------------------------
      Shareholders' funds
         (excluding minority interests)                                               146,515         139,039           120,793
----------------------------------------------------------------------------------------------------------------------------------
      Net assets per share (RMB)                                                       1.690            1.604             1.440
       Adjusted net assets per share (RMB)                                              1.676           1.584             1.420
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(i)    Fully diluted earnings per share = net profit for the year / total number of shares in issue at the end of the year

(ii)   Weighted average earnings per share = net profit for the year / (number of shares at the beginning of the year + number of shares increased due to the transfer from reserves to capital or share dividend dispatched + (increase in number of shares during the year due to issuance of new shares or the capitalization of debt x number of months from the month following the increase of shares to the end of the year / number of months in the year) - (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of the year / number of months for the year))

(iii)  Fully diluted return on net assets basis = (net profit for the year / shareholders' equity at the end of the year) x 100%

(iv)   Weighted average return on net assets basis = net profit for the year / ((shareholders' equity at the beginning of the year +
       net profit for the year / 2 + shareholders' funds increased due to issuance of new shares or the capitalization of debt during the year x number of months from the month following the increase of shareholders' funds to the end of the year /
       number of months in the year) - (shareholders' funds decreased due to share repurchases or cash dividends during the year x number of months from the month following the decrease of shareholders' funds to the end of the year / number of months in the year)) x 100%

    (3)Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations

------------------------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended                   For the year ended
                                                                        31 December 2002                    31 December 2001
                                                                      Return on net assets                 Return on net assets
                                                                     Fully             Weighted            Fully          Weighted
                                                                   diluted              average          diluted           average
------------------------------------------------------------------------------------------------------------------------------------
       Profit from principal operations                             41.74%               42.10%           40.53%            42.63%
------------------------------------------------------------------------------------------------------------------------------------
       Operation profit                                             15.57%               15.71%           17.15%            18.04%
       Net profit                                                    9.64%                9.72%           10.08%            10.61%
       Net profit before non-operating
         profits/losses                                             10.24%               10.33%           11.40%            11.99%
------------------------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended                   For the year ended
                                                                        31 December 2002                    31 December 2001
                                                                      Return on net assets                 Return on net assets
                                                                     Fully             Weighted            Fully          Weighted
                                                                   diluted              average          diluted           average
                                                                       RMB                  RMB              RMB               RMB
------------------------------------------------------------------------------------------------------------------------------------
       Profit from principal operations                              0.705                0.705            0.650             0.662
------------------------------------------------------------------------------------------------------------------------------------
       Operation profit                                              0.263                0.263            0.275             0.280
------------------------------------------------------------------------------------------------------------------------------------
       Net profit                                                    0.163                0.163            0.162             0.165
       Net profit before non-operating
         profits/losses                                              0.173                0.173            0.183             0.186
------------------------------------------------------------------------------------------------------------------------------------

(4) Changes of the shareholders' funds and the reasons for changes for the year

                                                                                   Unit: RMB millions

------------------------------------------------------------------------------------------------------------------------------------
                                                            Statutory       Statutory  Discretionary                         Total
                                    Share       Capital       surplus          public        surplus  Undistributed  shareholders'
       Items                      capital       reserve       reserve    welfare fund        reserve        profits         funds
------------------------------------------------------------------------------------------------------------------------------------
       Beginning of the year       86,702        36,297         3,017           3,017              0         10,006        139,039
------------------------------------------------------------------------------------------------------------------------------------
       Increase in the year             0           291         1,412           1,412          7,000         14,121         24,236
------------------------------------------------------------------------------------------------------------------------------------
       Decrease in the year             0             0             0               0              0         16,760         16,760
------------------------------------------------------------------------------------------------------------------------------------
       End of the year             86,702        36,588         4,429           4,429          7,000          7,367        146,515
------------------------------------------------------------------------------------------------------------------------------------

The reasons for the changes are as follows:

i      Capital reserve at the end of 2002 increased by RMB 0.291 billion to RMB
       36.588 billion compared with the beginning of the year. The increase was mainly due to the fact that during the year ended 31 December 2002, Sinopec Corp. received subsidy on investments amounted to RMB 0.291 billion, pursuant to Guo Jing Mao Tou Zi [2002] No.847 "Notice on the State's Key Technology Reform on Project Fund Plan regarding the Third Batch of State Debt's Special Fund in 2002" issued by the Ministry of Finance;

ii Statutory surplus reserve at the end of 2002 increased by RMB 1.412 billion to RMB 4.429 billion compared with the beginning of the year. The increase was mainly due to the fact that Sinopec Corp. transferred 10% of the net profit for 2002 (RMB 14.121 billion) prepared in accordance with the PRC Accounting Rules and Regulations to statutory surplus reserve;

iii Statutory public welfare fund at the end of 2002 increased by RMB 1.412 billion to RMB 4.429 billion compared with the beginning of the year. The increase was mainly due to the fact that Sinopec Corp. transferred 10% of the net profit for 2002 (RMB 14.121 billion) prepared in accordance with the PRC Accounting Rules and Regulations to statutory public welfare fund;

iv Discretionary surplus reserve at the end of 2002 increased by RMB 7.000 billion to RMB 7.000 billion compared with the beginning of the year, which was due to the fact that Sinopec Corp. proposed to transfer RMB
       7.000 billion from undistributed profits to discretionary surplus reserve;

v Undistributed profits at the end of 2002 decreased by RMB 2.639 billion to RMB 7.367 billion. The decrease was mainly due to the fact that Sinopec Corp. had realized a net profit of RMB 14.121 billion for 2002, but RMB 9.824 billion was used for the appropriation of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, and RMB 6.963 billion was declared as interim dividend and final dividend for 2002; and

vi Total shareholders' funds at the end of 2002 increased by RMB 7.476 billion to RMB 146.515 billion, compared with the beginning of the year.

(5) Various provisions under the PRC Accounting Rules and Regulations


                                                                                                                Unit: RMB millions
----------------------------------------------------------------------------------------------------------------------------------
                                                           Beginning       Provision    Written back    Written back    End of the
       Items                                             of the year    for the year    for the year     of the year          year
----------------------------------------------------------------------------------------------------------------------------------
       1  Allowance for doubtful accounts                      4,030           1,112            (288)           (316)       4,538
          Of which: Allowance for doubtful
                      accounts for accounts
                      receivables                              2,480             554            (160)           (208)       2,666
                    Allowance for doubtful
                      accounts for other
                      receivables                              1,550             558            (128)           (108)       1,872
----------------------------------------------------------------------------------------------------------------------------------
       2  Provision for impairment losses
            on short-term investments                             --              --              --              --           --
----------------------------------------------------------------------------------------------------------------------------------
       3  Provision for diminution in value
            of inventories                                       602             172            (214)            (74)         486
----------------------------------------------------------------------------------------------------------------------------------
       4  Provision for impairment losses
            on long-term equity investments                      181               8              (5)             --          184
----------------------------------------------------------------------------------------------------------------------------------
       5  Provision for impairment losses
            on fixed assets                                      391              --              --              --          391
----------------------------------------------------------------------------------------------------------------------------------
       6  Provision for impairment losses
            on intangible assets                                  --              --              --              --           --
----------------------------------------------------------------------------------------------------------------------------------
       7  Provision for impairment losses
            on construction in progress                           --              --              --              --           --
----------------------------------------------------------------------------------------------------------------------------------
       8  Provision for entrusted loans                           --              --              --              --           --
----------------------------------------------------------------------------------------------------------------------------------

(6) Significant changes of items in the financial statements

    Reasons for the changes of data during the reporting period where the fluctuation is more than 30%, and such item is 5% or more of the total assets at the balance sheet date or more than 10% of the total profit:

----------------------------------------------------------------------------------------------------------------------------------
                                                                Changes
                                                                       Percentage
                                   At 31        At 31         Amount           of
                                December     December     Increased/    increase/
       Items                        2002         2001    (decreased)   (decrease)                   Analysis of changes
                                    (RMB millions)  (  RMB millions)          (%)
----------------------------------------------------------------------------------------------------------------------------------
       Bills receivable            4,684        3,542        1,142          32.2%    Mainly due to the increase in the usage of the
                                                                                     bills of acceptance issued by banks for sales
                                                                                     of goods and products.

----------------------------------------------------------------------------------------------------------------------------------
       Construction materials      1,403          774          629          81.3%    Since more construction projects will be
                                                                                     commenced after the end of year 2002,
                                                                                     construction materials were increased.

       Receipts in advance         3,767        2,884          883          30.6%    Mainly due to the increase in the selling
                                                                                     prices of products and the Company implemented
                                                                                     tighter credit policy to request more
                                                                                     prepayment amount of goods from customers.

       Wages payable               1,447        1,020          427          41.9%    Mainly due to the Company implementing
                                                                                     employees incentive plan during the year, wages
                                                                                     were increased.

       Accrued expenses              561          873         (312)       (35.7%)    The Company sped up settlement of expenses
                                                                                     resulting in reduction of accrued expenses.

----------------------------------------------------------------------------------------------------------------------------------
                                                           Changes
                                                                      Percentage
                                   At 31        At 31        Amount           of
                                December     December    Increased/    increase/
       Items                        2002         2001   (decreased)   (decrease)                   Analysis of changes
                                    (RMB millions)    (RMB millions)         (%)
----------------------------------------------------------------------------------------------------------------------------------
       Income from principal     324,184      304,347       19,837         6.5%    Please refer to Management's Discussion and
       operations                                                                  Analysis.
----------------------------------------------------------------------------------------------------------------------------------
       Cost of sales             251,182      236,135       15,047         6.4%    Please refer to Management's Discussion and
                                                                                   Analysis.
----------------------------------------------------------------------------------------------------------------------------------
       Administrative expenses    17,253       14,369        2,884        20.1%    Please refer to Management's Discussion and
                                                                                   Analysis.
----------------------------------------------------------------------------------------------------------------------------------
       Profit from other operations  889        1,535         (646)     (42.1%)    Mainly due to the decrease in income deriving
                                                                                   from processing of raw materials.
----------------------------------------------------------------------------------------------------------------------------------
       Non-operating expenses      1,643        3,508       (1,865)     (53.2%)    Mainly due to the decrease of the employees
                                                                                   reduction expenses.
----------------------------------------------------------------------------------------------------------------------------------

2 FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  For the year ended 31 December
                                                                       2002          2001          2000          1999         1998
                                                               RMB millions  RMB millions  RMB millions  RMB millions RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenue                            340,042       318,471       331,576       241,671      199,967
------------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                 28,277        27,300        35,511        14,466        5,547
------------------------------------------------------------------------------------------------------------------------------------
    Profit / (loss) from ordinary activities
      before taxation                                                24,832        24,667        31,036         6,851       (2,060)
------------------------------------------------------------------------------------------------------------------------------------
    Profit / (loss) attributable to shareholders                     16,080        16,025        19,584         4,923         (172)
------------------------------------------------------------------------------------------------------------------------------------
    Basic earnings per share (RMB)                                     0.19          0.19          0.27          0.07        (0.00)
------------------------------------------------------------------------------------------------------------------------------------
    Net profit per share (Based on total number
      of shares in issue at the year end) (RMB)                        0.19          0.18          0.23          0.07        (0.00)
------------------------------------------------------------------------------------------------------------------------------------
    Returns on capital employed (%)                                    7.24          6.96          9.99          4.71         1.76
------------------------------------------------------------------------------------------------------------------------------------
    Return on net assets (%)                                          10.41         10.85         14.71          5.48        (0.23)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities
      per share (RMB)                                                 0.622         0.638         0.348         0.376        0.326
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             At 31 December
                                                                       2002          2001          2000          1999         1998
                                                               RMB millions  RMB millions  RMB millions  RMB millions RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Non-current assets                                              273,997       256,914       218,569       194,085      204,486
------------------------------------------------------------------------------------------------------------------------------------
    Net current (liabilities) / assets                              (15,550)      (14,916)       11,020       (37,970)     (26,374)
------------------------------------------------------------------------------------------------------------------------------------
    Non-current liabilities                                         (80,042)      (70,788)      (73,225)      (44,221)     (87,999)
------------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                              (23,920)      (23,541)      (23,210)      (22,016)     (16,053)
------------------------------------------------------------------------------------------------------------------------------------
    Net assets                                                      154,485       147,669       133,154        89,878       74,060
------------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB)                                        1.782         1.703         1.587         1.306        1.076
------------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)                               1.768         1.683         1.578         1.297        1.068
------------------------------------------------------------------------------------------------------------------------------------
    Debt/Equity ratio* (%)                                            32.74         31.21         34.78         32.28        51.53
------------------------------------------------------------------------------------------------------------------------------------

* Debt/Equity ratio= Long-term loans/(Shareholders' funds+Long-term loans) x 100%

3 MAJOR DIFFERENCES BETWEEN THE PRC ACCOUNTING RULES AND REGULATIONS AND IFR ON NET INCOME FOR THE YEAR 2002 AND SHAREHOLDERS' FUNDS AT THE END OF THE REPORTING PERIOD

    (1)Analysis Of The Effects Of Major Differences Between The PRC Accounting Rules And Rgulations And IFRS On Net Income:

----------------------------------------------------------------------------------------------------------------------
                                                                                               For the year
                                                                                             ended 31 December
                                                                                                2002           2001
                                                                                        RMB millions   RMB millions
----------------------------------------------------------------------------------------------------------------------
       Net profit under the PRC Accounting
          Rules and Regulations                                                               14,121         14,018
----------------------------------------------------------------------------------------------------------------------
       Adjustments:
----------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                               2,311          2,429
----------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                              338            398
----------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                   117            117
----------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                          18             --
----------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                          (825)          (937)
----------------------------------------------------------------------------------------------------------------------
       Net profit under IFRS                                                                  16,080         16,025
----------------------------------------------------------------------------------------------------------------------

    (2)Analysis Of The Effects Of Major Differences Between The PRC Accounting Rules And Regulations And IFRS On Shareholders' Funds:

----------------------------------------------------------------------------------------------------------------------
                                                                                                  At 31 December
                                                                                                2002          2001
                                                                                        RMB millions   RMB millions
----------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under the PRC
          Accounting Rules and Regulations                                                   146,515        139,039
----------------------------------------------------------------------------------------------------------------------
       Adjustments:
----------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                               9,112          6,801
----------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                              736            398
----------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                (2,929)        (3,046)
----------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                        (822)            --
----------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                                (113)          (113)
----------------------------------------------------------------------------------------------------------------------
          Government grants                                                                     (291)            --
----------------------------------------------------------------------------------------------------------------------
          Dividends                                                                            5,202          6,936
----------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                        (2,925)        (2,346)
----------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under IFRS                                                        154,485        147,669
----------------------------------------------------------------------------------------------------------------------

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

                                                                                                               (Unit: 10,000 shares)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Increase / Decrease
                                                                          Capitalization
                                                                             of surplus                                       After
                                         Prior to changes    Placing   Bonus   reserves  IPO     Others    Sub-total         changes
------------------------------------------------------------------------------------------------------------------------------------
    1. Shares not listed
------------------------------------------------------------------------------------------------------------------------------------
    (i)   Promoter shares                     4,774,256.1                                                                4,774,256.1
------------------------------------------------------------------------------------------------------------------------------------
          of which :
------------------------------------------------------------------------------------------------------------------------------------
          State-owned shares                  4,774,256.1                                                                4,774,256.1
------------------------------------------------------------------------------------------------------------------------------------
    (ii)  Public domestic
          shares not
          in circulation
          ("A Shares") (Note)                    57,000.0                                     (57,000.0)   (57,000.0)              0
------------------------------------------------------------------------------------------------------------------------------------
    (iii) Others                              1,937,939.0                                                                1,937,939.0
------------------------------------------------------------------------------------------------------------------------------------
       Total number of shares
         not in circulation                   6,769,195.1                                     (57,000.0)   (57,000.0)    6,712,195.1
------------------------------------------------------------------------------------------------------------------------------------
    2. Shares listed and in circulation
------------------------------------------------------------------------------------------------------------------------------------
    (i)   Publicly listed domestic shares
          ("A Shares")                          223,000.0                                      57,000.0     57,000.0       280,000.0
------------------------------------------------------------------------------------------------------------------------------------
    (ii)  Overseas listed foreign shares
          ("H shares")                        1,678,048.8                                                                1,678,048.8
------------------------------------------------------------------------------------------------------------------------------------
    Total number of shares listed
------------------------------------------------------------------------------------------------------------------------------------
    and in circulation                        1,901,048.8                                      57,000.0     57,000.0     1,958,048.8
------------------------------------------------------------------------------------------------------------------------------------
    3. Total number of shares                 8,670,243.9                                                                8,670,243.9
------------------------------------------------------------------------------------------------------------------------------------

    Note: 0.57 billion A shares are held by strategic investors with a lock-up period of eight months, and are listed on the Shanghai Stock Exchange on 8 April 2002.

2   ISSUANCE OF SHARES AND INFORMATION OF LISTING
    (1) From 18 October to 19 October 2000, Siropec Corp. made a global issue of H shares (including the issuance of ADRs in the U.S. market, with each ADR representing 100 H shares), the total number of shares issued was 16.78 billion, with an issue price at HKD 1.61 per share, and the net proceeds from the issue were HKD 22.734 billion. Up to now, all the shares issued are in circulation outside the PRC.

    (2) On 16 July 2001, Sinopec Corp. issued A shares in the PRC market. The number of shares issued was 2.8 billion, with an issue price of RMB
         4.22 per share and the net proceeds from the issue were RMB 11.648 billion. Up to now, all the shares issued are in circulation in the PRC.

3   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
    Number of shareholders: 522,550 (including 21,626 holders of H shares) (At 31 December 2002)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Increase/        Number of      Percentage
                                                                                          decrease      Shares held        of total
    Top ten Shareholders                                     Type of Shares held   (10,000 Shares)  (10,000 Shares)   shareholdings
------------------------------------------------------------------------------------------------------------------------------------
    China Petrochemical Corporation                           State-owned Shares                 0      4,774,256.1          55.06%
------------------------------------------------------------------------------------------------------------------------------------
    HKSCC (Nominees) Limited                                            H Shares            (753.6)       894,814.3          10.32%
------------------------------------------------------------------------------------------------------------------------------------
    China Development Bank                                    State-owned Shares                 0        877,557.0          10.12%
------------------------------------------------------------------------------------------------------------------------------------
    China Cinda Asset Management Corp.                        State-owned Shares                 0        872,065.0          10.06%
------------------------------------------------------------------------------------------------------------------------------------
    ExxonMobil Far East Holdings Ltd.                                   H Shares                 0        316,852.9           3.65%
------------------------------------------------------------------------------------------------------------------------------------
    Shell Eastern (PTE) Ltd.                                            H Shares                 0        196,642.2           2.27%
------------------------------------------------------------------------------------------------------------------------------------
    bp Oil Espana S.A.                                                  H Shares                 0        182,922.9           2.11%
------------------------------------------------------------------------------------------------------------------------------------
    China Orient Asset Management Corp.                       State-owned Shares                 0        129,641.0           1.50%
------------------------------------------------------------------------------------------------------------------------------------
    Guo Tai Jun An Corp. (Note)                               State-owned Shares          58,676.0         58,676.0           0.68%
------------------------------------------------------------------------------------------------------------------------------------
    TOPGOAL Company                                                     H Shares                 0         33,906.5           0.39%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
    Explanation for the                                        There are no connections among corporate shareholders. Other

    relationships among the                                    holders of shares in circulation are not aware of any connection

    top ten shareholders or                                    between themselves or activities in concert and holders of H shares

    activities in concert                                      are not aware of any pledges, lock-ups or trust of their
                                                               shareholdings. Sinopec Corp. is not aware of any interests discloseable pursuant to section 16(1) of the Securities
                                                               (Disclosure of Interests) Ordinance, Cap 396 of the Laws of
                                                               Hong Kong.
------------------------------------------------------------------------------------------------------------------------------------

Note:Transferred from China Huarong Asset Management Corp. in April 2002.

4 CONTROLLING SHAREHOLDER AND ACTUAL CHANGES TO THE BENEFICIAL OWNERS During the reporting period, there was no change to the controlling shareholder or the actual beneficial owners.

    (1) Controlling Shareholder

       The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"), established in July 1998, and is the State authorised investment arm and State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Li Yizhong. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain smaller scale petrochemical facilities and refineries, provision of well drilling services, oil testing services, in-well operation services, manufacture and maintenance of production equipment, engineering construction and utility services and social services.

    (2) Basic Situtation of Other Legal Person Shareholders Holding 10% or More, Other Than HKSCC (Nominees) Limited

       i China Development Bank: established in 1994, with a registered capital of RMB 50 billion. Its authorised legal person is Mr Chen Yuan. China Development Bank is primarily engaged in the management and operation of the operating construction funds and interest discount funding business with the State budget; providing loans to significant infrastructure industries and projects and pillar industries; handling of re-lending in relation to loans from foreign governments and international financial institutions; issuance of corporate bonds; appraisal, consultation and guarantees of construction project loans; underwriting enterprise bonds and indirect syndications etc.

       ii China Cinda Asset Management Corp. : China Cinda Asset Management Corp. was established on 20th April 1999, with a registered capital of RMB 10 billion. Its legal representative is Mr Zhu Dengshan. China Cinda Asset Management Corp. is primarily engaged in the acquisition and operation of inferior assets segregated from China Construction Bank; debt collections, exchange, transfer and sale of assets; debt reorganisation and enterprise reorganisation; capitalization of debts and capitalization in stages; securitisation of assets; listing recommendations within the scope of asset management and underwriting of bonds and stocks; issue of bonds and commercial borrowings; borrowing from financial institutions; valuation of assets and projects; enterprise audits and winding up.

141

To all shareholders,

On behalf of the Board of Directors of Sinopec Corp., I would like to extend my sincere appreciation to our employees for their hard work, and to our shareholders for their constant support.

While the global economy continued to experience turbulences without momentum for growth in 2002, China's economy still achieved a fast and healthy development, and registered a GDP growth rate of 8%. China's robust demand for major petroleum and petrochemical products created tremendous market demand for the Company's products and thus room for its business expansion. In 2002, the first year after China's accession to WTO, the Company faced more fierce competition as the Chinese market is now opened wider to the rest of the world. In 2002, due to various factors, the global energy market also experienced significant fluctuations. At the beginning of 2002, international prices of crude oil and refined oil products were at a rather low level, and the chemical market cycle remained in the trough. In addition, the Chinese government further reduced its import tariff on petroleum and petrochemical products. As a result, the prices of crude oil, refined oil products and chemical products all plunged in January and February of 2002. The combination of these factors quickly drove down the Company's profitability for these months. After March 2002, the prices of crude oil and refined oil products significantly improved and the prices of chemical products also began to recover. As the market conditions improved, the Company's operating results also improved.

In response to the severely harsh business environment in the beginning months of 2002, the Company closely monitored the market conditions both at home and abroad, and effected a series of countermeasures, including adjustments of its operating strategy, reinforcement of internal management, as well as striving proactively for improvement of the market environment. Thanks to the generous support from our shareholders and the joint efforts by our employees, we managed to seize the opportunities presented when the product prices and market orders began to improve by expanding our market and resources, reducing our costs and enhancing our operation efficiency. As a result, we overcame these difficulties and since March 2002 our operating results have improved significantly and continued to maintain a fair growth momentum. Over the year, our upstream operations maintained at a fair level of profitability, the refining and marketing and distribution segments significantly improved their profitability level, and the chemicals segment gradually turned operating loss into operating profit. The Company's competitive strength as an integrated operator of upstream, midstream and downstream activities also helped the Company achieve its reasonably satisfactory operating results in 2002.

Year 2002 was unusual for the international capital market. After the exposure of such corporate governance scandals like Enron and WorldCom, regulators in China and overseas began to implement more stringent corporate governance standards upon public companies. Responding to the new regulatory requirements and market environment, the Company intended to establish a modern corporate system. As directed by the Listed Company Corporate Governance Standards promulgated by China Securities Regulatory Commission (CSRC) and the former State Economic and Trade Commission (SETC), and with reference to the relevant U.S. corporate reform acts, the Company proposed, in a systematic manner, a number of amendments to the Company's Articles of Association and other corporate governance documents to enhance its corporate governance standards. Moreover, the Company continued to adhere to its corporate culture of "competition, openness, standardization and integrity" and emphasized the importance of business integrity and corporate responsibility. In addition, we have strengthened the role of the Board of Directors as the decision-making body as well as the distinctive function of each of the three committees under the Board, so that the corporate decisions of the Company are now made in a more accountable way. As a result of our enduring efforts, the Company's corporate governing practices won broader recognition in the capital market.

Year 2002 also saw the Company further strengthen its corporate reform. To adapt to the market changes and ensure the effective implementation of its business strategies, the Company further improved its corporate structure. In the exploration and production segment, the Company established Southern Exploration and Production Company and Shanghai Offshore Oil and Gas Company and strengthened the exploration and production work force in the newly explored areas in western China. In the refining segment, the Company established a lubricants subsidiary for more specialized marketing management, and improved crude oil purchasing procedures to further optimize the deployment of crude oil resources. The refining, chemicals and marketing and distribution segments continued to implement measures to further flatten the management hierarchy in order to improve operating efficiency and market competitiveness. In 2002, the Company was further restructured by swapping the Company's non-core assets for certain assets of Sinopec Group Company, and as a result, profitability improved. Through capital operations, the Company acquired the remaining petrochemical assets of Hubei Xinghua, an A-share listed subsidiary of Sinopec Corp. During the reform process, the Company has constantly paid attention to keep the reform at the right depth and at the right pace, so as to strike a balance among the various impacts it would have on the employees, the Company and the society as well as between its benefits to the whole and benefits to a part of the concern. As a result, the Company's reform programmes were carried out smoothly.

In 2002, to capture the market opportunity presented, the Board made proper business decisions and proactively endeavored to improve the external market climate. The management continued to carry out the Company's strategy of "expanding resources and market, reducing cost and disciplining investment", and achieved reasonably satisfactory operating results. In respect of resource expansion, through strengthened exploration efforts and technological improvements, the Company made breakthroughs in its new areas in western China and increased its oil and gas reserves and productions. The Company increased proved reserves by 391 million barrels of oil equivalent and the reserve composite structure has been improved remarkably. The Company has realized a reserve replacement ratio of over 100% for 6 consecutive years in a row. In respect of market expansion, the marketing subsidiaries of refined oil products played a leading role in the improvement of distribution structure. Retail, distribution and direct distribution sales were significantly enhanced. As a result, the Company's retail volume in 2002 rose by 14.1% over that in 2001 and retail market share in its principal markets climbed to 68% from 65% in 2001. Refining subsidiaries' through science and technology advancements improved the quality and the product mix of refined products. In addition, the Company strengthened its marketing efforts of refined products other than gasoline, diesel and kerosene including jet fuel and increased the production proportion of products with higher added value. As a result, the refining margin improved. With the expanded market, the Company processed 105 million tonnes of crude oil, up by 3.5% over that in 2001. With the advantages of being close to the markets and various technological advancements, the chemical subsidiaries lowered costs, made active efforts in promoting direct sales and online transactions, and increased the sales of higher value-added products. Two ethylene production facilities completed revamping and were put into operation. The total ethylene production in 2002 was 2.716 million tonnes, 26.2% higher than that in 2001. Major chemical products maintained 100% production/sales ratio. In respect of cost reduction, the Company reduced costs by RMB 2.52 billion, fulfilled the cost-saving objective for year 2002 and various unit cash operating costs were reduced to some extent. Operation efficiency in upstream, midstream and downstream businesses all increased. As for disciplining investment, we continued to adhere to the investment policy of "capital expenditure based on operating cash flow; controlled total investment size; centralizing decision-making, rationalizing investment variety; individually optimizing projects and increasing returns on investment". As a result, the total investment size was significantly reduced in comparison to that in 2001, and the investment structure was further optimized. The total capital expenditure in 2002 was RMB 41.6 billion, down by 29.3% from that in 2001, which would lay down a firm foundation for the Company's business expansion in the future.

In 2002, under the PRC Accounting Rules and Regulations, the Company's income from the principal operations was RMB 324.184 billion, up by 6.5% from that in 2001; net profit was RMB 14.121 billion, 0.7% up from that in 2001. Based on the number of shares outstanding at the end of 2002, earnings per share were RMB 0.16. Under the International Financial Reporting Standards, the Company's turnover and other operating revenues were RMB 340.042 billion, up by 6.8% from that in 2001. Profit attributable to shareholders amounted to RMB 16.08 billion, up by 0.34% from that in 2001. Based on the number of shares outstanding at the end of 2002, earnings per share were RMB 0.19.

The Board of Directors now proposes a final dividend of RMB 0.08 per share for the year ended 31 December 2002. After deducting the interim dividends distribution of RMB 0.02 per share, the year-end dividend is RMB 0.06 per share, which is equivalent to RMB 6 per ADS.

Having reviewed the results in year 2002, the Board of Directors rationally realized that certain aspects of the Company's operations require further improvement. Firstly, though we have laid down a fundamental framework of modern corporate structure system, we have to reinforce our internal organizational coherence and centralized management. Secondly, the integration of our industrial chain of upstream, midstream and downstream businesses could be further improved and the industrial structure could be further optimized. Thirdly, the intensity of reform and restructure could be further enhanced. The Board of Directors intends to improve upon these areas.

Looking into year 2003, the global economy begins to show signs of recovery. Crude oil prices and refining margin are expected to remain at a relatively high level and the chemical cycle has started turning up since the second half of last year. The combination of these factors would make it possible for the Company to increase downstream profitability while maintaining profits in the upstream businesses. Domestically, China's economy will keep growing at a healthy speed, with an estimated GDP growth rate of above 7%. Such growth certainly would push up domestic demands for petroleum and petrochemical products, hence allowing the Company to increase both its production and sales. At the same time, the Company will continue its cooperation with other domestic refined oil products market participants to improve the market conditions. In addition, the Company will also benefit from the achievements of its own reform and development, the additional production capacity gained through revamping and newly constructed facilities, as well as the development and the application of new technologies. These factors will be conducive to cost reduction and will support the growth of the Company's profitability. We have also considered the unfavorable factors and certain challenges. First, the uneasy situation in the Middle East and the war in Iraq may cause huge fluctuations of crude oil prices, which will have a direct impact on the operating conditions of the Company; second, the war may delay the recovery of the world economy and uncertainties still exist about whether the chemical cycle could pick up its recovery speed as previously expected; third, year 2003 is the second year after China's WTO accession and China will further reduce tariffs and open domestic market, which would bring even more competition to the market. Therefore, we should more closely examine those adverse factors and try to adopt proactive countermeasures.

Considering the above-mentioned characteristics of the macro environment in 2003, the Company will continue to carry out its existing development strategy with emphasis on the following areas:

o The expansion of crude oil and natural gas resources will always be one of our strategic priorities. The Company will maintain stable operations in the existing oil fields in eastern China, and expedite its developments in western China. We will make efforts to keep and even increase our production output of crude oil and natural gas; maintain the replacement ratio over 100%; and improve the reserve composite structure of our resources, thus to facilitate our continued business expansion in the future. In addition, we will make full use of our resources at home and abroad to ensure the safety of resources.

o Expanding the markets to increase throughput and sales volume is the pivotal point of our marketing strategy. We will seize the increasing domestic demands, optimize our production elements in a comprehensive way, adjust our product mix, expand the market, reinforce and improve the competitiveness and dominant market position of the Company's refined oil products and chemical products. The Company will endeavor to increase the capacity and utilization of refining and chemical facilities to improve the efficiency.

o Marketing of refined oil products is not only our competitive strength but also a driving force for the Company's profit growth. In the marketing and distribution segment, we will not only strive for increasing the total domestic sales volume, but also endeavor to improve and expand our marketing network. Aiming to push up domestic sales volume and export volume of refined oil products, and in particular, to increase retail and direct distribution volume, so as to maintain our dominant market share and sustained profitability. In respect of the sales of chemicals, we will further reform and optimize our marketing network and mechanism with a view to leading our competition through better prices, better quality and better service.

o The Company will continue implementing its cost-cutting strategy, with emphasis on crude oil and raw material procurement, energy-saving and expenses control. The Company will keep carrying out measures to reduce cost and, enhance assets efficiency and overall competitiveness. For 2003, the Company plans to cut costs by RMB 2.5 billion.

o We will concentrate our R&D efforts around our core technologies and proprietary technologies, and expedite implementation of technology achievements. Furthermore, through more extensive use of information technology, the Company intends to enhance its production and operation management, improve market competitiveness, and reinforce internal control and improve efficiency.

o The Company will continue to adhere to the existing investment policy, and will constantly optimize investment plan to strive for increasing investment returns. For 2003, the Company planned its capital expenditure to be approximately RMB 37.6 billion, so as to ensure the long-term corporate development strategy could be implemented.

Year 2003 is the first year since the Chinese government launches the drive for building an all round well-off society. The Company will seize this historical development opportunity and cling to the principle of "new idea for better strategies, new breakthrough for further reform, new measures for better performance and continued growth for sustained profitability" through "team work, motivation, innovation and delivery" to embrace even better operating results. In the meantime, the Company will further optimize its development plan for the 10th Five-Year Plan Period to identify and formulate the medium- and long-term development plans and strategic positioning. All these efforts should aim at increasing the Company's global competitiveness and maximizing profit for the shareholders.


Li Yizhong
Chairman

March 28, 2003
Beijing, China

BUSINESS REVIEW AND PROSPECTS

Review of Operating Performance

In 2002, China's economy maintained a sustainable, rapid and healthy development and the growth rate of gross domestic product (GDP) was 8%. In such a favorable environment, China's domestic demand for petroleum and petrochemical products grew steadily, thereby creating a good market environment for the growth of the Company's businesses. According to the statistics of the relevant government departments, in 2002, the apparent domestic consumption of refined oil products (including gasoline, diesel and kerosene) was 120.44 million tonnes, increased by 5.1% over the preceding year; and the apparent consumption of petrochemical products (in terms of ethylene) was 13.73 million tonnes, increased by 11.1% over the preceding year.

1   Review of Market Environment

    In 2002, the Company overcame the difficulties of low prices of crude oil, refined oil products and chemical products in the international market on the Company's production and operation in the early months of the year and successfully faced the challenges presented by tariff reduction, a more opened domestic market and fiercer competition in the first year after China's accession to the WTO.

    (1)The market for crude oil

       Affected by various factors, the international crude oil prices had dropped to a trough in the first quarter of 2002, then showed a rising trend with fluctuation and finally peaked in December. The Platt's Singapore annual average spot price of crude oil was US$ 24.96 per barrel, which was basically similar to the price of US$ 24.89 per barrel in 2001. Domestic crude oil prices were basically consistent with the trend of the international prices. However, due to a one month time lag of domestic pricing behind international pricing and the reasons such as the cancellation of tariff on crude oil, the realized annual average price of the Company's self-produced crude oil was US$
       22.42 per barrel in 2002, representing a decrease of 4.02% over the previous year.

    (2)The market for refined oil products

       In 2002, affected by the fluctuation in the prices of refined oil products in the international market, domestic prices of refined oil products fell to a trough in January and February and gradually recovered throughout the rest of the year. In accordance with the domestic refined oil products pricing mechanism, the PRC government raised domestic prices of refined oil products in March, April, May and October. With the international refining margin rose gradually, the Company's refining margin has also been increased gradually. Meanwhile, the PRC government further disciplined the refined oil products market order by closing down the domestic refineries and petrol stations that failed to meet the government standards and requirements, thereby greatly improved the efficiency of the domestic refined oil products market.

EXPLORATION AND PRODUCTION

EXPANDING RESOURCES IS THE COMPANY'S PRIMARY STRATEGY. IN 2002, THE COMPANY'S PRODUCTION OF CRUDE OIL AND NATURAL GAS AMOUNTED TO 299.6 MMBOE. THE COMPANY IS THE SECOND LARGEST CRUDE OIL PRODUCER IN CHINA WITH PROVED RESERVES OF 3,875 MMBOE.

(3) The market for chemical products Benefited from the continuous and rapid economic growth of China, China's domestic demand for chemical products maintained a fast growing trend in 2002. Annual apparent consumptions of synthetic resins, synthetic fibers, monomers and polymers for synthetic fibers and synthetic rubbers reached 26.09 million tonnes, 10.68 million tonnes, 17.09 million tonnes and 2.02 million tonnes respectively, representing an increase of 7.5%, 19.7%, 24.6% and 19.7% respectively over 2001.

       As the global economy recovered slowly in 2002, the gross chemical margin gradually and slowly rallies from the bottom. Though domestic prices of chemical products rose and the average prices of some products were higher than those in the preceding year, the average prices of the Company's major chemical products of synthetic resins and synthetic fibers were still lower than those of the preceding year, representing a decrease of 5.62% and 0.91% respectively.

2   Review of Production Operations

    In 2002, the Company adhered to market orientation, conscientiously implemented its established development strategy, flexibly adjusted its production and marketing plan and quickly changed the passive situation of operations in the first quarter. The Company's economic efficiency was significantly improved beginning from the second quarter and maintained a rising trend, and the Company achieved reasonably satisfactory results in production operations.

    (1)Exploration and Production

       In 2002, the Company conscientiously implemented the development strategy of "stabilizing production of the existing fields in eastern China, developing the potential fields in western China, searching for potential reserves in southern China, laying equal stress on oil and natural gas, relying on science and technology and reducing costs for increasing efficiency" and satisfactorily fulfilled the annual exploration and production plan.

       In upstream exploration, the Company completed 26,461km of two-dimensional seismic prospecting and 4,345km2 of three-dimensional seismic prospecting and drilled 506 exploratory wells with total drilling depth of 1,373km. The Company made significant achievements in exploring the burial hills, and new and subtle layers of oil and natural gas reserves in Shengli Oilfield in eastern China, thereby stabilizing production and increasing reserves for the near term. In western China, the Company's exploration of Tarim Basin and Jungel Basin also achieved important discoveries, with five key areas preliminarily identified as valuable for future breakthroughs and reserves increase (including the middle part of Jungel Basin, Tahe area of Tarim Basin, Tazhong area, south Kuche area of Tianshan and the slope of Kongque River), thereby preparing important replacement resources for the Company's increase of reserves and production in the last three years of the 10th Five-Year-Plan Period. In upstream development, the Company totally drilled 2,186 development wells with a drilling depth of 4,566km and a new crude oil production capacity of
       5.54 million tonnes and a new natural gas production capacity of 928 million cubic meters. In 2002, the Company produced a total of 38 million tonnes of crude oil and 5.06 billion cubic meters of natural gas, representing an increase of 0.2% and 9.8% respectively over the preceding year.

SUMMARY OF OPERATIONS OF THE EXPLORATION AND PRODUCTION SEGMENT

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Change in
                                                                                                                          2002
                                                                                                                      compared
                                                                                                                            to
                                                                        2002              2001              2000       001 (%)


------------------------------------------------------------------------------------------------------------------------------
Crude oil production (mmbbls)                                         269.80            269.16            247.35           0.2
------------------------------------------------------------------------------------------------------------------------------
Natural gas production (bcf)                                           178.8             162.8              80.3           9.8
------------------------------------------------------------------------------------------------------------------------------
Newly added proved crude oil reserves (mmbbls)                           375               316               318          18.7
------------------------------------------------------------------------------------------------------------------------------
Newly added proved gas reserves (bcf)                                   20.2             309.0             297.0         -93.5
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil (mmbbls)                         3,320             3,215             2,952           3.3
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of natural gas (bcf)                        3,329.4           3,488.0             999.0          -4.5
------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of oil and gas (mmboe)                        3,875             3,796             3,118           2.1
------------------------------------------------------------------------------------------------------------------------------

Shengli Oilfield also made remarkable achievements in production.

Summary of Production and Operation of Shengli Oilfield

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Change in
                                                                                                                                2002
                                                                                                                            compared
                                                                                                                                 to
                                                                              2002              2001              2000      2001 (%)
------------------------------------------------------------------------------------------------------------------------------------
Crude oil production (mmbbls)                                               189.68            189.43            189.97          0.1
------------------------------------------------------------------------------------------------------------------------------------
Natural gas production (bcf)                                                  26.5             30.01              24.3        -11.7
------------------------------------------------------------------------------------------------------------------------------------
Newly added proved crude oil reserves (mmbbls)                                 240               250            265.97         -4.0
------------------------------------------------------------------------------------------------------------------------------------
Newly added proved gas reserves (bcf)                                         -5.1              24.9              44.1       -120.5
------------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of crude oil (mmbbls)                               2,264             2,214             2,153          2.3
------------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of natural gas (bcf)                                267.4             299.0             304.0        -10.6
------------------------------------------------------------------------------------------------------------------------------------
Year-end proved reserves of oil and gas (mmboe)                              2,308             2,264             2,204           1.9
------------------------------------------------------------------------------------------------------------------------------------

REFINING
THE COMPANY IS THE LARGEST REFINED OIL PRODUCTS PRODUCER IN CHINA, WITH AN ANNUAL CRUDE OIL PROCESSING CAPACITY OF 132.42 MILLION TONNES. IN 2002, THIS SEGMENT'S PROFIT SIGNIFICANTLY INCREASED BECAUSE OF BETTER PRODUCT-MIX, HIGHER PRODUCT QUALITY, AND IMPROVED TECHNOLOGICAL AND ECONOMIC PERFORMANCE INDICES THROUGH TECHNOLOGICAL ADVANCEMENTS. THE TOTAL CRUDE OIL PROCESSED FOR THE YEAR WAS 150 MILLION TONNES.

(2) Refining

    In 2002, the Company focused on optimizing resources in the Refining Segment, significantly adjusting product mix and increasing export. While the total supply of refined oil products to the Company's principal markets was controlled, the refining throughtput still showed some growth. According to market demands, the Company increased its production of high value-added products, such as chemical feedstock, LPG, propylene, high-grade road asphalt, and high octane number gasoline, etc., actively expanded the market for these products and continuously set up new marketing channels. In 2002, the Company processed a total of 105.01 million tonnes of crude oil, representing an increase of 3.54% over the preceding year. The Company produced 62.42 million tonnes of refined oil products, representing an increase of 2.09% over the previous year, of which 6.5892 million tonnes were high octane number gasoline, representing an increase of 31.35%. The Company also produced 15.039 million tonnes of chemical feedstock, increased by 21.67% from the preceding year. Through continuously strengthening management and scientific and technological improvements, and extensively carried out goal-oriented activities, the Company raised by a relatively large scale its major technical and economic refining indices. In 2002, the light yield and refining yield were 73.22% and 92.5%, representing an increase of 0.9 and 0.27 percentage points, respectively.

Sources of Crude Oil                                                                                        Unit: 10,000 tonnes
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Change in
                                                                                                                           2002
                                                                                                                       compared
                                                                                                                             to
                                                                                  2002          2001          2000     2001 (%)
------------------------------------------------------------------------------------------------------------------------------------
Self-supply                                                                      2,890         2,941         2,739        -1.73
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Group*                                                                      --            --            16           --
------------------------------------------------------------------------------------------------------------------------------------
PetroChina Company Limited                                                       1,457         1,446         1,656         0.76
------------------------------------------------------------------------------------------------------------------------------------
CNOOC                                                                              622           618           517         0.65
------------------------------------------------------------------------------------------------------------------------------------
Import                                                                           5,668         4,918         5,892        15.25
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                           10,637         9,923        10,820         7.20
------------------------------------------------------------------------------------------------------------------------------------

*  China Petrochemical Corporation and its subsidiaries (other than the Company)

Operating Summary of the Refining Segment
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Change in
                                                                                                                           2002
                                                                                                                       compared
                                                                                                                             to
                                                                                  2002          2001          2000         2001
------------------------------------------------------------------------------------------------------------------------------------
Crude processing volume (mbbls/day)                                            2,114.6       2,042.4       2,110.0         3.5%
------------------------------------------------------------------------------------------------------------------------------------
Of which: Sour crude processing
  volume (mbbls/day)                                                             402.8         387.6         276.0         3.9%
------------------------------------------------------------------------------------------------------------------------------------
Refinery utilization (%)                                                         79.30         77.90         81.00          1.4
                                                                                                                     percentage
                                                                                                                         points
Gasoline, diesel and kerosene
production (million tonnes)                                                      62.42         61.14         62.58         2.1%
------------------------------------------------------------------------------------------------------------------------------------
Of which:  Gasoline (million tonnes)                                             19.62         18.74         20.15         4.7%
------------------------------------------------------------------------------------------------------------------------------------
           Diesel (million tonnes)                                               37.74         37.93         37.53        -0.5%
           Kerosene (million tonnes)                                              5.06          4.47          4.90        13.2%
Diesel to gasoline production ratio                                               1.92          2.02          1.86         -0.1
------------------------------------------------------------------------------------------------------------------------------------
Light yield (%)                                                                  73.22         72.33         71.57        0.89
                                                                                                                     percentage
                                                                                                                          point
------------------------------------------------------------------------------------------------------------------------------------
Refining yield (%)                                                               92.50         92.23         92.25        0.27
                                                                                                                     percentage
                                                                                                                           point
------------------------------------------------------------------------------------------------------------------------------------

Note: Crude processing volume is converted at 1 tonne=7.35 barrels

MARKETING AND DISTRIBUTION
THE COMPANY HAS THE MOST COMPLETE REFINED OIL PRODUCTS DISTRIBUTION NETWORK IN CHINA AND HAS 28,127 SINOPEC BRANDED PETROL STATIONS. IN 2002, THIS SEGMENT'S PROFIT IMPROVED SIGNIFICANTLY AS A RESULT OF FURTHER OPTIMIZATION OF ITS DISTRIBUTION NETWORK AND THE COMPANY FURTHER IMPROVED COMPANY-WIDE OPERATING EFFICIENCY. IN 2002, THIS SEGMENT SOLD 70.09 MILLION TONNES OF REFINED OIL PRODUCTS IN THE DOMESTIC MARKET, AND THE RETAIL SALES VOLUME REACHED 34.73 MILLION TONNES.

   (3) Marketing and Distribution Segment
       In 2002, the Company faced a harsh situation and huge pressures arising from the excessive supply of refined oil products in the Company's principal markets, higher inventory and the drop of prices to a trough in early 2002, however, the Company has been able to raise total sales volume, retail volume, distribution volume of refined oil products and its operating results significantly and further increased the Company's market control and profitability through adjusting market perceptions, multi-channel marketing, marketing structure adjustment, improving information system construction, strengthening structural reform, improving management and establishing a sales incentive system.

       In 2002, the Company's total domestic refined oil products sales volume increased to 70.09 million tonnes, representing an increase of 3.5% over the preceding year, in which, the retail volume was 34.73 million tonnes, representing an increase of 14% over the preceding year. The Company's retail share in its principal markets reached 68%, representing an increase of three percentage points over the previous year. In the retail volume, gasoline of high octane number of 93# and above was 4.3 million tonnes, representing an increase of 44.7% over the previous year. The efficiency of petrol stations has continuously been improving and the annual average throughput per station reached 1,560 tonnes, representing an increase of 87 tonnes over the previous year. The total distribution volume in 2002 was 12.63 million tonnes, representing an increase of 8.5% over the previous year. The retail and distribution volume of refined oil products accounted for 67.6% of the Company's total domestic sales volume, representing an increase of 5.5 percentage points over the preceding year. By the end of 2002, the Company had 24,000 COCO (Company Owned and Company Operated) petrol stations and 4,127 franchised petrol stations. The Jingmen-Shashi Pipeline and Zhenhai-Kangqiao Pipeline had been put into operation and the marketing network was further improved. In 2002, the Company also actively explored international markets and exported 5.02 million tonnes of refined oil products, representing an increase of 34.58% over the preceding year.

       In 2002, the Company continuously sped up the progress of reform in the Marketing Segment, improved the integrated management of prefecture- and county-level sales companies, reduced administrative levels, promoted intensive operation, further optimized the transportation and storage facilities, closed down inefficient and small storage terminals and consequently raised its operating efficiency. The Company continuously used advanced information technology to improve sales enterprise management. The successful operation of ERP in Tianjin and Jiangsu sales companies, the start of primary and secondary logistics optimization, the information system improvement of sales management and the pilot application of IC card for petrol stations all brought about new vigor to increase the competitiveness of the Company's Marketing and Distribution Segment.

Summary of the Marketing and Distribution Segment
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Change in
                                                                                                                           2002
                                                                                                                       compared
                                                                                                                             to
                                                                                  2002          2001          2000         2001
------------------------------------------------------------------------------------------------------------------------------------
Total domestic sales of refined oil
  products (thousand tonnes)                                                    70,090        67,740        67,690          3.5
------------------------------------------------------------------------------------------------------------------------------------
Of which:  Retail volume (thousand tonnes)                                      34,730        30,430        23,940         14.1
------------------------------------------------------------------------------------------------------------------------------------
           Distribution volume (thousand tonnes)                                12,630        11,640             -          8.5
           Wholesale volume (thousand tonnes)                                   22,730        25,670        43,750        -11.5
------------------------------------------------------------------------------------------------------------------------------------
Average annual throughput / petrol station
  (tonne/station)                                                                1,560         1,473         1,402          5.9
------------------------------------------------------------------------------------------------------------------------------------
Total number of petrol stations under
  Sinopec Corp. brand                                                           28,127        28,246        25,493         -0.4
------------------------------------------------------------------------------------------------------------------------------------
Of which:  Number of COCO petrol stations                                       24,000        24,062        20,259         -0.3
------------------------------------------------------------------------------------------------------------------------------------
           Number of franchised petrol stations                                  4,127         4,184         5,234         -1.4
------------------------------------------------------------------------------------------------------------------------------------
Proportion of retail volume to total
  domestic sales (%)                                                              49.6          44.9          35.4         4.7
                                                                                                                  percentage
                                                                                                                         points
------------------------------------------------------------------------------------------------------------------------------------
Year-end capacity of oil storage
  (thousand cubic metres)                                                       13,970        15,134        14,640         -7.7
------------------------------------------------------------------------------------------------------------------------------------

CHEMICALS
THE COMPANY IS THE LARGEST PRODUCER AND THE LARGEST DISTRIBUTOR OF CHEMICAL PRODUCTS IN CHINA, WITH AN YEAR-END ETHYLENE PRODUCTION CAPACITY OF APPROXIMATELY 2.8 MILLION TONNES. IN 2002, THIS SEGMENT PRODUCED 2.716 MILLION TONNES OF ETHYLENE, AND PRODUCTION OF ALL MAJOR CHEMICAL PRODUCTS WAS INCREASED AFTER THE COMPLETION OF CERTAIN CHEMICAL FACILITIES.

   (4) Chemicals Segment

       The Company maintained a high utilization rate of the major chemical facilities in 2002 and concurrently sped up the revamping of existing chemical facilities. With the completion of the second round revamping of Beijing Yanhua Petrochemical's ethylene facilities, the second round revamping of ethylene facilities of Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical") and Sinopec Yangzi Petrochemical Company Limited ("Yangzi Petrochemical") which was also completed in 2001 and such facilities were put into production, thereby further improving product mix, increasing productivity and significantly raising the outputs of the major petrochemical products. The total output of ethylene in 2002 was 2.7164 million tonnes, representing an increase of 26.17% over the preceding year. The output of major chemical products such as synthetic resins, synthetic fibers, monomers and polymers for synthetic fibers, synthetic rubbers and urea also showed relatively large increases. To meet the market demand and increase its profit margin, the Company further increased its production volume of higher value-added products. In 2002, the Company produced 1.8469 million tonnes of performance compound resins and 402 thousand tonnes of differential fibers, representing an increase of 38.66% and 23.3% respectively over those in the preceding year. The proportion of direct sales of chemical products was increased and the petrochemical products sales through the e-commerce network reached RMB
       16.942 billion, accounting for about 24.35% of the total chemical products sales revenue.

Production of Major Chemicals                                                                           Unit: 10,000 tonnes
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Change in
                                                                                                                       2002
                                                                                                                   compared
                                                                            2002          2001          2000    to 2001 (%)
------------------------------------------------------------------------------------------------------------------------------
Ethylene                                                                  271.64         215.3         217.0           26.2
------------------------------------------------------------------------------------------------------------------------------
Synthetic resins                                                          400.48         320.4         318.3           25.0
------------------------------------------------------------------------------------------------------------------------------
  Of which: Performance compound resins                                   184.69         133.2         128.0           38.7
------------------------------------------------------------------------------------------------------------------------------
Synthetic rubbers                                                          45.77          39.8          31.7           15.0
------------------------------------------------------------------------------------------------------------------------------
Monomers/polymers for synthetic fibers                                    383.35         359.8         379.5            6.5
------------------------------------------------------------------------------------------------------------------------------
Synthetic fibers                                                          115.30         102.8         106.8           12.2
------------------------------------------------------------------------------------------------------------------------------
  Of which: Differential fibers                                             40.2          32.6          28.3           23.3
------------------------------------------------------------------------------------------------------------------------------
Urea                                                                      266.63         234.2         292.3           13.8
------------------------------------------------------------------------------------------------------------------------------



   (5) Research and Development

       In 2002, the Company made a number of important achievements in scientific and technological innovation and won one first prize for national technological advancement, two second prizes for national invention and seven second prizes for national technological advancement. The Company applied for 760 patents in China in 2002, of which 320 have been awarded patent rights.

       Exploration and production: To enhance crude oil recovery rate and reduce costs, the Company successfully developed under-balance pressure drilling technology, large displacement well drilling technology and integrated technique of acquisition, processing and interpretation in full three-dimensional seismic exploration. The Company also achieved satisfactory progress in the geological studies of the new areas in western China, e.g. Tarim Basin, Jungel Basin and old areas in eastern China, thereby providing a technological support for increasing its oil and natural gas reserves.

       Refining: To upgrade the quality of clean gasoline and diesel, the Company successfully developed a 1.3 million tonnes/year RIPP (Sinopec Research Institute of Petrochemical Processing) medium-pressure hydrocracking (RMC) technology, a Maximizing Iso-Paraffins technology
       (MIP), the second generation Gasoline Olefine Reduction-II (GOR-II) and Additives (LAP-2), a Flexible Dual-riser Fluid Catalytic Cracking technology (FDFCC) and a RIPP Increase Cetane Index Hydroprocessing technology (RICH).

       Chemicals: To reduce investment and increase competitiveness of technology and products, the Company developed a complete set of 30,000 tonnes/year acrylic fiber production technology and a 30,000 tonnes/year melt-direct spinning technology for PET staple fiber. In addition, the Company's co-developed 100 thousand tonnes/year ethylene cracking furnace was successfully applied to the ethylene facilities revamping projects of Shanghai Petrochemical and Yangzi Petrochemical, and the self-developed 200 thousand tonnes/year second generation loop reactor polypropylene production facilities were also successfully put into operation. To increase higher value-added products production, the Company successfully developed 18 new synthetic resin products (e.g. high speed Bi-Oriented Polypropylene Process (BOPP)) and 22 types of new synthetic fiber products with 40 specifications (e.g. superfine sea-island bicomponent fiber).

   (6) Cost Reduction

       In 2002, the Company made great efforts in carrying out its cost reduction plan. On the basis of reducing major procurement costs of raw materials (e.g. crude oil), special focus was given to concrete measures such as to minimize material and energy consumption and administrative expenses. As a result, cost reduction achieved relatively good results.

       In 2002, the Company reduced costs by RMB 2.52 billion, and fulfilled the original target of cost reduction. Cost reduction in exploration and production segment was RMB 700 million and the cash operating cost was reduced from US$ 6.15/barrel to US$ 6.12/barrel; the cost in the refining segment was reduced by RMB 700 million and the cash operating cost was reduced from US$ 2.07/barrel to US$ 2.03/barrel; the cost in the chemicals segment was reduced by RMB 500 million and the cash operating cost of ethylene production was reduced from US$ 160/tonne to US$ 150/tonne; and the cost in the marketing segment was reduced by RMB 620 million and the cash operating cost was limited to RMB 166/tonne while continuously increasing the ratio of retail and distribution. Moreover, the Company continuously implemented its employee reduction plan and reduced about 25,000 employees in the year.

   (7) Capital Expenditure

       In 2002, the Company continuously adhered to the investment policy of "Capital expenditure based on operating cash flow; controlling total investment size; centralizing decision making, rationalizing investment variety, individually optimizing projects and increasing return on investment". The Company's total capital expenditure was about RMB 41.6 billion, in which the capital expenditure for the Exploration and Production Segment was RMB 20.23 billion. With the investment, the Company raised production of crude oil and production of natural gas significantly. In certain promising areas, a number of oil and gas wells of high production potential and blocks with high reserves were identified. The Company's year-end proven recoverable economic reserves of oil and gas further increased and the Company had a greater than 100% annual reserve replacement ratio in six consecutive years. The capital expenditure in the Refining Segment was RMB 6.53 billion. 21 sets of new and revamped facilities were put into commissioning test run successively, thereby raising the Company's clean fuel production capacity and sour crude oil processing capacity. The commencement of the construction of the Ningbo-Shanghai-Nanjing Crude Oil Pipeline would facilitate optimizing crude oil resources allocation and reducing the cost of crude oil purchase. The expenditure in the Chemicals Segment was RMB 7.32 billion. A total of 12 new and revamped facilities were put into commissioning test run successively, an additional production capacity of 600 thousand tonnes/year for ethylene, 885 thousand tonnes/year for synthetic resins and 223.9 thousand tonnes/year for monomers/polymers for synthetic fibers were achieved. The capital expenditure in the Marketing and Distribution Segment was RMB 6.98 billion, which was mainly used to build new pipelines and further improve the refined oil products marketing network through building new and revamped petrol stations and transforming old ones, thereby reinforcing the Company's leading position in principal markets and further raising its brand recognition and customer loyalty in its principal markets. Other capital expenditure was RMB 550 million, which was mainly used for construction of information system.

       The Company's actual capital expenditure in 2002 was RMB 5.4 billion more than the amount RMB 36.2 billion as originally estimated. The excess was mainly due to the following reasons: first, the success rate of exploration in the Exploration and Production Segment increased from 42.3% to 43.9%, which led to about RMB 500 million more than the amount originally estimated; secondly, the capital expenditure in the Marketing and Distribution Segment was RMB1.8 billion more than the amount originally estimated because of the acquisitions of the petrol stations in 2001 which became the Company's fixed assets after transfer in 2002 and the construction of more petrol stations on expressways and in rural areas in order to seize market opportunities at the end of the year; and thirdly, the capital expenditure in the Refining and Chemicals Segments was about RMB 1.4 billion more than the amount originally estimated for the early completion and commissioning of new and revamping facilities in order to meet the strong domestic market demand.

   (8) Cooperation with Foreign Parties

       In 2002, the Company also made remarkable progress in foreign cooperation. The joint venture ethylene projects implemented by the Company with BASF in Nanjing and bp in Shanghai respectively are both in all-round construction stage and will be put into production by the end of 2004 and early 2005 respectively. The coal gasification project jointly implemented by the Company and Shell in Hunan is in the stage of construction and is expected to be completed and put into production in 2005. The feasibility study report of the Fujian integrated refining and chemical project jointly implemented by the Company, ExxonMobil and Saudi Aramco has been approved by the State, and the Company is making preparations for the commencement of the project. Through these joint venture projects, the Company could learn the advanced technologies and management experience from multi-national corporations, increase the Company's competitiveness in the market and meet the growing demand in China's domestic market and the market in the Asia-Pacific region.

Business Prospects

1   Market Analysis

    The Company anticipates that the macroeconomic situation in 2003 will have the following characteristics:

   (1) Opportunities

       Although there are many uncertainties regarding global economic growth, the PRC government will continuously implement the policy of increasing domestic demand, and the growth rate of China's GDP is expected to exceed 7% in 2003; according to these estimates, the domestic demand for refined oil products is expected to grow by more than 4% and the demand for chemical products (in terms of ethylene) is expected to maintain a growth rate of more than 10%, thereby providing favorable environment for the growth of the Company's production and sales of refined oil and petrochemical products. The PRC government's achievements in disciplining domestic refined oil products market in 2002 and the Company's continuous enhancement of its coordination with other domestic refined oil products marketing entities in 2003 may further improve the domestic market environment for refined oil products. At the same time, the new production capacity resulting from the revamping and construction of facilities, the application of new technologies and the continuous internal reform will strongly support the Company's cost reduction for increasing efficiency.

   (2) Challenges

       While fully recognizing the above-mentioned opportunities, the Company also recognises many challenges, which are mainly reflected in the following aspects: first, the slow growth of global economy and, in particular, the tense situation in the Middle East will probably lead to drastic fluctuation of prices of crude oil, refined oil products and chemical products in the international market and consequently bring challenges against the Company's understanding of the market, production, operation and management. Secondly, the year of 2003 is the second year after China's accession to the WTO. The impacts arising from the reduction in tariff and the opening of the market will increase gradually. The increase of import quotas for non-State-owned oil products traders and the continuous reduction of import tariff rate for chemical products by 1 to 3 percentage points will lead to a more fierce market competition.

2   Production

    Facing both opportunities and challenges in 2003, the Company will adopt flexible operating strategies and focus on the following aspects of work:

    Exploration and Production: The Company will continue to adhere to the oil and natural gas development strategy of "stabilizing production of the existing fields in eastern China, developing the potential fields in western China, searching for the potential reserves in southern China, laying equal stress on oil and natural gas, relying on science and technology and reducing cost for increasing efficiency", insist on the principle of controlling reserves, output and efficiency as a whole, speed up the exploration of the new areas in western China and the other key blocks, steadily increase replacement resources and oil and natural gas production, carry out adjustment and potential tapping in the old areas, maintain the stable production of quality oil and natural gas and ensure the realization of a replacement ratio over 100%. The Company plans to build an additional crude oil production facility with capacity of 5.58 million tonnes and an additional natural gas production facility with capacity of 674 million cubic meters and produce 38.1 million tonnes of crude oil and 5.3 billion cubic meters of natural gas in 2003.

    Refining Segment: Oriented to market demand and backed by managerial innovation and scientific and technological advancement, the Company will strengthen management, optimize resources, adjust product mix and strive for enhancing its profit ability. The Company plans to process a total of
    110.92 million tonnes of crude oil and produce 60.96 million tonnes of refined oil products and 17.15 million tonnes of chemical feedstock in 2003. The Company will continuously expand the market and strive to increase the output of high value-added products, such as LPG, propylene, high-grade asphalt and lubricants, continuously raise the major technical and economic indicators of refining and increase its light yield to 73.5% and its refining to 92.55%.

    Chemicals Segment: To satisfy the growing market demand, the Company will strengthen management and maintain safe, stable and full-utilization production in a long period. The Company plans to produce a total of 3.05 million tonnes of ethylene, 4.46 million tonnes of synthetic resins, 470 thousand tonnes of synthetic rubbers, 1.24 million tonnes of synthetic fibers and 4.21 million tonnes of monomers and polymers for synthetic fibers in 2003. Laying particular stress on product quality, types and cost, the Company will enhance the competitiveness of its products, further raise the output of performance compound resins and differential fibers, strengthen its efforts in marketing and services and endeavor to increase the proportion of the direct sales of major chemical products.

    Marketing and Distribution Segment: The Company will continuously strengthen its sense of market, competition and service, give full play to its role as a market leader, actively expand market, further improve its marketing network, build petrol stations on new expressways, on waterways and in rural areas, enhance its market control and sustain profit ability, further adjust its marketing structure, strive to raise the volume of retail, distribution and franchised sales, increase its share in the retail market, continuously strengthen its coordination and cooperation with other domestic refined oil products operators, improve the operating environment and reasonably arrange its domestic supply and export of refined oil products according to domestic and international demands to balance the supply and demand in the domestic market. While expanding the domestic market, the Company will further increase its export volume, continuously optimize the flow direction of refined oil products, reduce costs and increase efficiency. The Company plans to sell a total of 73 million tonnes of refined oil products in the domestic market (including a retail volume of 37.5 million tonnes and distribution of 14 million tonnes) and export 5.5 million tonnes of refined oil products.

    Cost reduction: In 2003, the Company will continuously rely on scientific and technological advancement to strengthen management, intensify reform and continuously increase efficiency. It plans to reduce cost by RMB 2.5 billion, including RMB 1 billion in the Exploration and Production Segment, RMB 600 million in the Refining Segment, RMB 400 million in the Chemicals Segment and RMB 500 million in the Marketing and Distribution Segment.

    Prudent investment: The Company's planned capital expenditure in 2003 is RMB 37.6 billion which will mainly be attributable from the cash flow from business operations and financings from sources in China or outside China. This includes RMB 18 billion in the Exploration and Production Segment, RMB 6.34 billion in the Refining Segment, RMB 7.64 billion in the Chemicals Segment, RMB 5 billion in the Marketing and Distribution Segment and RMB 620 million for construction of ERP system and other purposes. The focuses of capital expenditure in 2003 will be on (1) further optimizing the structure of investment, maintaining the investment efforts in the Exploration and Production Segment and striving for increase in replacement resources, (2) more vigorously tapping the potential and increasing the efficiency of the old blocks of oilfields and the existing refining and chemical enterprises, (3) continuously upgrading petrol stations in central cities and build petrol stations in new urban areas and on newly built expressways, (4) completing the construction of the long-distance Ningbo-Shanghai-Nanjing crude oil pipeline, and (5) fully launch of the ethylene facilities revamping project of Qilu Petrochemical Corp and ensuring the completion and commissioning of the paraxylene project of Zhenhai Refining and Chemical Co., Ltd. and the PTA project of Yizheng Chemical Fiber Co., Ltd.

    In addition, the two world-scale ethylene joint venture projects between the Company, and BASF and bp, respectively, will also enter the peak construction period. The Company will make investment in the proportion of the shares held by the Company in the joint venture companies at appropriate time according to the construction plans made by the joint venture companies' boards of directors, and will then include the investments in its capital expenditure. It is estimated that the total construction investment for the two joint venture projects in 2003 will be about RMB 10 billion.

    Information system construction: The Company will continue to extensively adopt information technology, speed up construction of its information system and make new achievements in increasing its technical level, enhancing its market adaptability and raising its internal control ability and efficiency. The Company will strengthen the construction of information infrastructure in all aspects, continuously expand the experimentation and popularization of ERP system, further improve the two management information systems for financial management and refined oil products sales management and the two e-commerce networks for purchase of resources and chemical products marketing, apply computer-aided decision-making system to crude oil resources optimization and supply chain optimization in an in-depth way, build and popularize an refined oil products distribution optimizing system and promote the application of IC oil filling card.

Facing both opportunities and challenges in the year ahead, the Company will, depending on the unremitting efforts of all its employees, further enhance its competitiveness and maintain excellent performance in production and operation.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

SINOPEC CORP. HAS ALWAYS BEEN STRIVING FOR HARMONY BETWEEN HEALTH, SAFETY AND ENVIRONMENT AND ECONOMIC DEVELOPMENT AND THE ESTABLISHMENT OF A SAFE AND CLEAN PRODUCTION MECHANISM.

HEALTH, SAFETY AND ENVIRONMENT

Sinopec Corp. has always been striving for harmony between HSE (health, safety and environment) and economic development and the establishment of a safe production mechanism with long-term effects. The Company has scrupulously undertaken its responsibility for the society and conscientiously implemented the policy of "regarding safety the utmost, laying particular stress on prevention, relying on the efforts of all people, carrying out comprehensive management, improving environment, protecting health, realizing scientific management and achieving sustainable development". In 2002, the Company maintained safe and stable production, endeavored to provide the public with safe, reliable, quality and environment-friendly products, made vigorous efforts to protect the environment and take care of the employees' health, continuously improved its relationship with the peripheral communities, established a good corporate image and made greater achievements in health, safety and environment management.

o   Steady promotion of HSE management

    Since Sinopec Corp. publicly announced its implementation of HSE management system in 2001, all its employees have made active response and strived for minimizing the incidence of accidents, hazards to personal health and environment damages and building Sinopec Corp. into a world-class enterprise in terms of HSE management, and the Company has invited an international HSE consulting service company to instruct its subsidiaries' building of HSE management systems. By the end of 2002, 25 branch companies or subsidiaries of Sinopec Corp. have already established fairly complete HSE management systems and put them into operation.

o Implementation of safety pre-appraisal for new projects according to the policy of laying the first stress on prevention

    In 2002, the Company completed safety pre-appraisal for a number of revamping and expansion projects, including the 900 thousand tonnes/year ethylene project of Shanghai Secco and Ningbo-Shanghai-Nanjing Pipeline Project. For the equipment, facilities and public engineering systems that had already been completed and put into production, the Company carried out regular risk appraisal. The Company also implemented dynamic monitoring for key equipment and key parts with designated persons to manage them. For the problems discovered during appraisal, the Company traced and managed the whole process of hidden perils until all hidden perils were eliminated to ensure safe production.

o   Active promotion of clean production, water saving and pollution reduction

    In 2002, the Company completed clean production demonstration for seven sets of equipment, selected five clean production technologies valuable for popularization, actively developed water-saving technology and implemented water consumption control on the basis of fixed quotas. The Company's industrial water consumption was reduced by 6.6% as compared with that in 2001.

o Development of a number of technologies for improving the quality of refined oil products to provide cleaner fuels

    Sinopec Corp. began completely implementing the new national standard for light diesel from July 1, 2002 and reduced the sulfur content in its light diesel products from 1.0%(m/m) under the old standard to 0.2%(m/m) under the new one. Sinopec Corp. will completely implement the new national standard for automotive gasoline from July 1, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY' AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES ON PAGE 114 TO 142 OF THE ANNUAL REPORT. THE FINANCIAL INFORMATION PRESENTED IN THE SECTION ARE DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

1   Consolidated results of operations

    In 2002, the Company's turnover and operating profit were RMB 324.2 billion and RMB 28.3 billion, respectively, up by 6.5% and 3.7%, respectively, from those in 2001. The increase in the Company's turnover and operating profit was largely attributable to the Company's flexible adjustment of its operation in response to the opportunities presented by the better prices and the more orderly market, and the Company quickly turned around the poor performance it went through in January and February 2002 by expanding the market and carrying out various measures to cut cost and improve efficiency. Since March 2002, the Company's operating results have improved significantly and continued to maintain a fair growth momentum. In particular, the refining segment and marketing and distribution segment have significantly increased their operating profits and the chemicals segment has turned operating loss into operating profit.

    The table below shows the main revenue and expense items from the consolidated income statement of the Company for the indicated periods.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Year ended 31 December        Percentage Change
                                                                                      (RMB billion yuan)          from 2001 to 2002
                                                                                     2002                 2001                  (%)
------------------------------------------------------------------------------------------------------------------------------------
Turnover and other operating revenues                                               340.0                318.5                 6.8
------------------------------------------------------------------------------------------------------------------------------------
Of which: turnover                                                                  324.2                304.4                 6.5
------------------------------------------------------------------------------------------------------------------------------------
Other operating revenues                                                             15.8                 14.1                12.1
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                                 (311.7)              (291.2)                7.0
------------------------------------------------------------------------------------------------------------------------------------
Purchased crude oil, products and operating
  supplies and expenses                                                            (235.2)              (220.3)                6.8
------------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                    (21.1)               (17.1)               23.4
    --------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortization                                        (24.2)               (22.4)                8.0
    --------------------------------------------------------------------------------------------------------------------------------
    Exploration expenses (including dry holes)                                       (4.4)                (3.8)               15.8
    --------------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                              (13.6)               (12.9)                5.4
    --------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                      (0.2)                (2.6)              (92.3)
    --------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                     (11.9)               (11.9)                0.0
    --------------------------------------------------------------------------------------------------------------------------------
    Other operating expenses (net)                                                   (1.1)                (0.2)              450.0
    --------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                     28.3                 27.3                 3.7
------------------------------------------------------------------------------------------------------------------------------------
Net finance costs                                                                    (4.0)                (3.2)               25.0
------------------------------------------------------------------------------------------------------------------------------------
Investment income and share of profit less losses
  from associates and jointly controlled entities                                     0.5                  0.5                 0.0
------------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                      24.8                 24.6                 0.8
------------------------------------------------------------------------------------------------------------------------------------
Income tax                                                                           (7.6)                (8.0)               (5.0)
------------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                       17.2                 16.6                 3.6
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                   (1.1)                (0.6)               83.3
------------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                                                  16.1                 16.0                 0.6
------------------------------------------------------------------------------------------------------------------------------------

   (1) Turnover and other operating revenues
       In 2002, the Company's turnover and other operating revenues increased by 6.8%, or RMB 21.5 billion, from RMB 318.5 billion in 2001 to RMB 340 billion in 2002. Turnover increased by RMB 19.8 billion, or 6.5%, from RMB 304.4 billion in 2001 to RMB 324.2 billion in 2002. The increase in turnover was primarily due to:

       o the prices of crude oil, refined products and chemical products increased as the international market conditions of the respective products gradually improved since March 2002;

       o a number of chemicals production facilities have been revamped to increase capacity; and

       o the sales volume of refined products and chemical products increased as a result of the management's efforts to expand domestic as well as international market and capture the profit-making opportunity. Other operating revenues increased by 12.1%, or RMB 1.7 billion, from RMB 14.1 billion in 2001 to RMB 15.8 billion in 2002.

       Other operating revenues primarily consist of sales revenue generated by the Company from sale of certain ancillary products and raw materials to Sinopec Group Company and third parties as well as rendering of various services. Turnover and other operating revenues are mainly composed of the following sales:

       Sales of crude oil and natural gas

       The Company produces crude oil and natural gas principally to supply its refining and chemical operations. Natural gas and a relatively small portion of the Company's crude oil products are sold to the refineries owned by Sinopec Group Company and third party customers.

       In 2002, external sales revenues of crude oil and natural gas contributed RMB 10.9 billion, or 3.2%, of the turnover and other operating revenues of the Company, down by RMB 0.2 billion compared with those in 2001. This decrease was primarily due to a decline of 5.3% in the average realized price of crude oil from RMB 1,255.67 per tonne in 2001 to RMB 1,189.38 per tonne in 2002. However, the average realized price of natural gas slightly rose by 0.7% from RMB 570.14 per thousand cubic meter in 2001 to RMB 574.21 per thousand cubic meter in 2002. The external sales volume of crude oil increased from 6.05 million tonnes in 2001 to 6.35 million tonnes in 2002, and external sales volume of natural gas increased from 2.9 billion cubic meters in 2001 to 3.2 billion cubic meters in 2002. The increased external sales volume of crude oil and natural gas partially offset the negative impact of the price decline of crude oil on the sales revenues of crude oil and natural gas.

       Sales of petroleum products

       Both the refining and the marketing and distribution segments make external sales of refined petroleum products (which consist primarily of gasoline, diesel, kerosene and jet fuel and other refined products). External sales revenues of petroleum products from the two segments in 2002 were RMB 231.9 billion, contributing 68.2% of the Company's turnover and other operating revenues, and representing an increase of RMB 1.8 billion, or 0.8%, compared with RMB 230.1 billion in 2001. The sales revenues of gasoline and diesel were RMB 169.3 billion, contributing 73% of the sales revenues of refined petroleum products, and representing an increase of RMB 4.9 billion, or 3%, compared with RMB 164.4 billion in 2001. The sales revenues of gasoline increased by 4.8%, or RMB 2.9 billion, from RMB 60.4 billion in 2001 to RMB 63.3 billion in 2002; the sales revenues of diesel increased by 1.9%, or RMB 2 billion, from RMB 104 billion in 2001 to RMB 106 billion in 2002. The increases in sales revenues of gasoline and diesel were mainly due to the increased realized gasoline price and the increased sales volume of diesel, which increases were attributable to the gradual recovery of refined products prices on the international market as well as the Company's efforts to increase the retail proportion of its sales and to further expand its market. In 2002, the average external sales price of gasoline was RMB 2,806.04 per tonne, representing an increase of 5.4% over that in 2001; the average external sales price of diesel was RMB 2,407.58 per tonne, representing a decline of 1.3% compared with that in 2001. The sales volume of gasoline was 22.54 million tonnes, down by 0.7% compared with that in 2001 and sales volume of diesel was 44.03 million tonnes, up by 3.3% compared with that in 2001. The total sales volume of gasoline and diesel rose by 1.9% compared with that in 2001.

       Sales of chemicals

       The external sales revenues of chemical products were RMB 58.4 billion in 2002, up by RMB 9.5 billion, or 19.4%, compared with RMB 48.9 billion in 2001. This increase was primarily due to the significant increase of output and sales volume of the chemical products as the Company completed revamping of a number of chemicals production facilities to expand capacity, and the gradual recovery of chemical products prices in 2002. The external sales volume of synthetic resin, synthetic rubber, synthetic fiber and monomers and polymers for synthetic fiber were 3.3 million tonnes, 0.46 million tonnes, 1.18 million tonnes and 1.7 million tonnes, respectively, in 2002, representing an increase of 23.6%, 11%, 8.5% and 0.3%, respectively, from those in 2001. The average realized prices of these products were RMB 5,238.22 per tonne, RMB 6,450.13 per tonne, RMB 8,435.24 per tonne and RMB 5,454.12 per tonne, respectively. Compared with 2001, the average realized prices of synthetic rubber and monomers and polymers for synthetic fiber went up by 4.5% respectively and those of synthetic resin and synthetic fiber declined by 5.6% and 0.9%, respectively. As the prices of various chemical products went up and others went down in 2002, the average realized external sales prices of all chemical products in 2002 were at a similar level to those in 2001.

   (2) Operating expenses
       The Company's operating expenses in 2002 were RMB 311.7 billion, representing an increase of RMB 20.5 billion, or 7%, from those in 2001. Operating expenses primarily consist of the following expense items:

       Purchased crude oil, products and operating supplies and expenses

       In 2002, purchased crude oil, products and operating supplies and expenses of the Company were RMB 235.2 billion, accounting for 75.5% of its total operating expenses, and representing an increase of RMB 14.9 billion, or 6.8%, compared with RMB 220.3 billion in 2001.

       o Purchased crude oil were RMB 118.3 billion in 2002, accounting for 38% of the total operating expenses, and representing an increase of RMB 2.3 billion, or 2%, compared with RMB 116 billion in 2001. The increase was mainly due to the increased crude oil throughput of the Company as a result of the strong market demand associated with the fast growing Chinese economy.

       o The volume of purchased crude oil increased partially due to the decrease in the volume of crude oil supplied by the Company's own production. The throughput of crude oil in 2002 were 104.15 million tonnes (excluding crude oil processed for third parties), up by
           3.11 million tonnes, or 3.1%, compared with 101.04 million tonnes in 2001. In 2002, the Company processed 28.98 million tonnes of crude oil supplied by the Company's own exploration and production segment, down by 2.29 million tonnes, or 7.3%, compared to 31.27 million tonnes in 2001. The throughput of internally produced crude oil accounted for 27.8% of the total throughput of crude oil, while the throughput of externally sourced crude oil were 75.17 million tonnes, accounting for 72.2% of the total throughput of crude oil (among which, 53.81 million tonnes were sourced from imports, 14.96 million tonnes from PetroChina and 6.4 million tonnes from CNOOC), and representing an increase of 5.4 million tonnes, or 7.7%, compared with 69.77 million tonnes in 2001. Although the international crude oil prices gradually went up after March 2002, the Company's average purchase price of externally sourced crude oil in 2002 went down by RMB 88.52 per tonne, or 5.3%, from RMB 1,662.59 per tonne in 2001 to RMB 1,574.07 per tonne in 2002.

       o In 2002, other purchased products and operating supplies and expenses of the Company accounted for RMB 116.9 billion, or 37.5% of the total operating expenses, up by 12.1%, or RMB 12.6 billion, compared with RMB 104.3 billion in 2001. This increase was primarily due to the increased externally purchased chemical feedstock and the increased purchased expense associated with the increased sales revenues of the Company's overseas trading subsidiaries as they increased their trading activities of crude oil and refined products in 2002.

       Selling, general and administrative expenses

       Selling, general and administrative expenses of the Company were RMB
       21.1 billion in 2002, up 23.4% compared with RMB 17.1 billion in 2001. This increase was primarily due to:

       o An increase of RMB 0.85 billion in transportation and contracted labor expenses as a result of the increases of the retail proportion of the sales of gasoline and diesel and the total sales volume of refined products;

       o An increase of RMB 0.6 billion in the selling expenses associated with the increased sales volume of chemical products as a result of the expanded production capacity of certain chemical production facility after revamp;

       o An increase of approximately RMB 0.5 billion in the selling, general and administrative expenses in 2002 due to the increased sales volume of products other than gasoline, diesel and kerosene;

       o   An increase of RMB 0.2 billion for research and development;

       o An increase of RMB 0.1 billion for the implementation of the Company's management information system; and

       o The Company in 2001 strengthened the administration of accounts receivable and collected certain long outstanding debts and reduced 2001 allowance for doubtful accounts accordingly.

       Depreciation, depletion and amortization

       Depreciation, depletion and amortization of the Company were RMB 24.2 billion in 2002, up by RMB 1.8 billion, or 8%, from RMB 22.4 billion in 2001. This increase was primarily due to the commencement of operation of newly developed or acquired properties, plants and equipment including oil and gas properties as a result of the Company's capital expenditure programmes.

       Exploration expenses

       Exploration expenses of the Company were RMB 4.4 billion in 2002, up by RMB 0.6 billion, or 15.8%, from RMB 3.8 billion in 2001. This increase was primarily due to the Company's implementation of its strategy of continuously expanding resources, whereby the Company increased its exploration expenditure in certain important areas in China's western region and southern marine bed formation areas so as to lay a firm foundation for the potential future expansion of the Company's crude oil reserves and production.

       Personnel expenses

       In 2002, personnel expenses of the Company were RMB 13.6 billion, up by RMB 0.7 billion, or 5.4%, from RMB 12.9 billion in 2001. The increase was mainly because the Company reinforced its performance-based incentive schemes, and in certain subsidiaries special salaries were awarded for certain special positions, resulting in an increase of RMB
       0.9 billion in salary expenses. In addition, expenses related to welfare and social security increased by RMB 0.3 billion in 2002. Despite the increase, the personnel expenses in 2002 have been effectively controlled as a whole.

       Employee reduction expenses

       Pursuant to the asset swap agreement between the Company and Sinopec Group Company, the Company made payment of RMB 0.24 billion relating to 11,000 employees transferred to Sinopec Group Company.

       Taxes other than income tax

       Taxes other than income tax of the Company were RMB 11.9 billion, which is similar to that in 2001.

       Other operating expenses

       The net amount of the Company's other operating expenses were RMB 1.1 billion in 2002, up by RMB 0.9 billion compared to RMB 0.2 billion in 2001. The increase was primarily attributable to the increased expenses incurred for the disposal of certain obsolete and retired equipments after various facilities' upgrade.

   (3) Operating profit
       In 2002, the operating profit of the Company was RMB 28.3 billion, up by RMB 1 billion, or 3.7%, from RMB 27.3 billion in 2001. This increase was resulted from a combination of various factors including: the recovery of crude oil and chemicals prices on the international market since March 2002, and the management changed the Company's operating strategy in response to a more favorable market condition, and the Company's implementation of various measures to strengthen the management control and to further expand the market. Over the year, the operating profit has improved over each quarter, in particular, operating profit in the first, second, third and fourth quarter were RMB 1.6 billion, RMB 9.1 billion, RMB 8.5 billion and RMB 9.1 billion, respectively.

   (4) Net finance cost

       In 2002, net finance cost of the Company was RMB 4 billion, up by 25% compared with RMB 3.2 billion in 2001. The increase was largely due to the following factors:

       o Adversely affected by the fluctuation of exchange rates, the Company had a net foreign exchange loss of approximately RMB 0.3 billion, representing an increased finance cost of RMB 0.7 billion compared with approximately RMB 0.4 billion of net foreign exchange gain in 2001;

       o Net interest income in 2002 decreased by RMB 0.85 billion from that in 2001 as a result of the reduction of time deposits associated with the use of the offering proceeds and the lower interest rate set by People's Bank of China since February 2002; and

       o Interest expense in 2002 decreased by RMB 0.69 billion from 2001 as a result of the lower average interest rate in 2002 and the Company's effort to tighten its operational cash management and to improve its financing structure, including reducing the amount of short-term loans.

   (5) Profit from ordinary activities before taxation

       In 2002, the Company's profit from ordinary activities before taxation was RMB 24.8 billion, up by 0.8% from RMB 24.6 billion in 2001.

   (6) Income tax

       In 2002, income taxes of the Company were RMB 7.6 billion, down by 5% compared with RMB 8 billion in 2001, which decrease is primarily due to the decrease of non-deductible expenses.

   (7) Profit attributable to shareholders

       In 2002, profit attributable to shareholders of the Company was RMB
       16.1 billion, up by 0.6% compared with RMB 16 billion in 2001.

2   Discussion of Segment Operation

    The Company divides its operations into four principal business segments, namely, exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and a corporate and others segment. Unless otherwise indicated, the financial data discussed in this section do not eliminate the inter-segment transactions and the operating revenue data of each segment include other operating revenues of each segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Consolidated                Consolidated
                                                                                Operating Revenues           Operating Revenues
                                                                                Before Elimination of        After Elimination of
                                                Year ended 31 December          Inter-segment Sales          Inter-segment Sales
                                                  2002            2001            2002            2001       2002            2001
                                                   RMB (in billions)                        %                          %
------------------------------------------------------------------------------------------------------------------------------------
Exploration and production
    --------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                             18.2            17.3             3.2             3.2        5.4             5.4
    --------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                           39.4            43.3             6.9             8.1         --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            57.6            60.6            10.1            11.3        5.4             5.4
------------------------------------------------------------------------------------------------------------------------------------
Refining
    --------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                             50.6            52.3             8.9             9.8       14.9            16.4
    --------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                          161.3           156.8            28.3            29.3         --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                           211.9           209.1            37.2            39.0       14.9            16.4
    --------------------------------------------------------------------------------------------------------------------------------
Marketing and distribution
------------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                            184.7           180.8            32.4            33.8       54.3            56.8
    --------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                            2.3             2.5             0.4             0.5         --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                           187.0           183.3            32.8            34.2       54.3            56.8
    --------------------------------------------------------------------------------------------------------------------------------
Chemicals
------------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                             62.4            53.3            10.9            10.0       18.4            16.7
    --------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                            7.2             5.6             1.3             1.0         --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            69.6            58.9            12.2            11.0       18.4            16.7
    --------------------------------------------------------------------------------------------------------------------------------
Corporate and others
------------------------------------------------------------------------------------------------------------------------------------
    External sales(1)                             24.1            14.8             4.2             2.8        7.0             4.7
    --------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                           19.8             8.9             3.5             1.7         --              --
    --------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            43.9            23.7             7.7             4.5        7.0             4.7
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues before
    elimination of inter-segment sales           570.0           535.6           100.0           100.0         --              --
    --------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales              (230.0)         (217.1)             --              --         --              --
------------------------------------------------------------------------------------------------------------------------------------
Consolidated operating revenues                  340.0           318.5              --              --      100.0           100.0
------------------------------------------------------------------------------------------------------------------------------------

Note: (1) include other operating revenues.

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated.

----------------------------------------------------------------------------------------------------------------
                                                                                              Percentage change
                                                                Year ended 31 December        from 2001 to 2002
                                                                 2002                 2001                  (%)
                                                        RMB (billion)
----------------------------------------------------------------------------------------------------------------
Exploration and production
----------------------------------------------------------------------------------------------------------------
    Operating revenues                                           57.6                 60.6                (5.0)
    ------------------------------------------------------------------------------------------------------------
    Operating expenses                                          (42.8)               (37.4)               14.4
    ------------------------------------------------------------------------------------------------------------
    Operating profit                                             14.8                 23.2               (36.2)
    ------------------------------------------------------------------------------------------------------------
Refining
----------------------------------------------------------------------------------------------------------------
    Operating revenues                                          211.9                209.1                 1.3
    ------------------------------------------------------------------------------------------------------------
    Operating expenses                                         (206.0)              (207.0)               (0.5)
    ------------------------------------------------------------------------------------------------------------
    Operating profit                                              5.9                  2.1               181.0
    ------------------------------------------------------------------------------------------------------------
Marketing and distribution
----------------------------------------------------------------------------------------------------------------
    Operating revenues                                          187.0                183.3                 2.0
    ------------------------------------------------------------------------------------------------------------
    Operating expenses                                         (178.6)              (180.9)               (1.3)
    ------------------------------------------------------------------------------------------------------------
    Operating profit                                              8.4                  2.4               250.0
    ------------------------------------------------------------------------------------------------------------
Chemicals
----------------------------------------------------------------------------------------------------------------
    Operating revenues                                           69.6                 58.9                18.2
    ------------------------------------------------------------------------------------------------------------
    Operating expenses                                          (69.5)               (59.6)               16.6
    ------------------------------------------------------------------------------------------------------------
    Operating profit                                              0.1                 (0.7)             (114.3)
    ------------------------------------------------------------------------------------------------------------
Corporate and others
----------------------------------------------------------------------------------------------------------------
    Operating revenues                                           43.9                 23.7                85.2
    ------------------------------------------------------------------------------------------------------------
    Operating expenses                                          (44.9)               (23.4)               91.9
    ------------------------------------------------------------------------------------------------------------
    Operating profit                                             (1.0)                 0.3              (433.3)
    ------------------------------------------------------------------------------------------------------------

  (1)  Exploration and Production Segment
       Exploration and production segment consists of the activities of the Company related to exploring for and developing, producing and selling of crude oil and natural gas.

       In 2002, the operating revenues from the exploration and production segment were RMB 57.6 billion, down by RMB 3 billion, or 5%, from RMB
       60.6 billion in 2001. The decline in operating revenues was primarily due to the decrease of the average realized prices and sales volume of crude oil. Despite that crude oil prices on the international market have gradually increased since March 2002, the Company's average realized crude oil price in 2002 was still lower than that of 2001, partly because the crude oil pricing mechanism in China, though links to the international market prices, lags behind them for approximately one month.

       In 2002, the segment's average realized price of crude oil was RMB 1,317.82 per tonne, down by 4% compared with RMB 1,373.06 per tonne in 2001. Average realized price of natural gas was RMB 571.69 per thousand cubic meter in 2002, up by 1.9% compared with RMB 561.08 per thousand cubic meter in 2001.

       In 2002, the exploration and production segment sold 35.53 million tonnes of crude oil, down by 0.48 million tonnes, or 1.3%, from 36.01 million tonnes in 2001. It also sold 3.3 billion cubic meters of natural gas, up by 0.2 billion cubic meters, or 6.5%, from 3.1 billion cubic meters in 2001. The production volume of crude oil in 2002 is similar to that in 2001. While the crude oil production volume in 2002 remained at the similar level with 2001, the decline in crude oil sales volume was primarily because the Company sold an additional amount of
       0.38 million tonnes of inventory crude oil stored in the pipelines in 2001 compared with 2002. The increase in natural gas sales volume was primarily due to the increased production of natural gas from Sinopec National Star and China's western regions.

       The operating expenses for the exploration and production segment were RMB 42.8 billion, up by RMB 5.4 billion, or 14.4%, from RMB 37.4 billion in 2001, which increase is primarily due to the following reasons:

       o The depreciation, depletion and amortization increased by RMB 0.9 billion from RMB 8.1 billion in 2001 to RMB 9 billion in 2002 as more fixed assets commenced operation as a result of the Company's various capital expenditure programmes;

       o The Company continued to implement its strategy of expanding resources in 2002, and increased its exploration expenditure in certain important areas in western China and southern China's marine bed formation areas so as to lay a firm foundation for the potential future increase of crude oil reserve and production. Exploration expenses (including dry holes expenses) were up by RMB 0.6 billion from RMB 3.8 billion in 2001 to RMB 4.4 billion in 2002;

       o In 2001, the Company collected approximately RMB 0.2 billion long outstanding debts, while in 2002, allowance for doubtful accounts of approximately RMB 0.4 billion was provided for. The related expenses in 2002 thus increased by approximately RMB 0.6 billion compared with 2001.

       o As a result of the segment's reinforcement of its performance based incentive schemes as well as the implementation of new incentive schemes in certain subsidiaries such as special salaries for special positions, expenses related to salaries, welfare and social security increased approximately by RMB 0.3 billion in 2002 compared with 2001;

       o The segment disposed certain obsolete and retired equipment after various facilities' upgrade, which resulted in an increase of the related expenses by approximately RMB 0.3 billion; and

       o Other operating expenses of the segment including supplies of raw materials in 2002 were increased by RMB 0.9 billion compared with 2001.

       Compared with 2001, while this segment increased some expenditure in 2002 that were necessary to maintain a stable production of crude oil, it continued to improve measures on water injection efficiency and other cost-cutting initiatives. As a result, the cash operating costs for crude oil and natural gas production decreased by US$ 0.03 per barrel, or 0.5%, from US$ 6.15 per barrel in 2001 to US$ 6.12 per barrel in 2002.

       In 2002, the operating profit of the exploration and production segment was approximately RMB 14.8 billion, down by RMB 8.4 billion, or 36.2%, from RMB 23.2 billion in 2001. The decline was primarily due to the decline of realized prices of crude oil as well as the increase of depreciation, depletion and amortization expenses and exploration expenses.

  (2)  Refining Segment

       Refining segment consists of the operations of the Company related to purchasing crude oil from the Company's exploration and production segment and from third parties, processing crude oil into refined products, selling refined products principally to the Company's marketing and distribution segment and to other domestic and overseas customers. To operate more efficiently as an integrated company with distinct refining and marketing and distribution segments, substantially all of the refining segment's sale of gasoline, diesel and kerosene including jet fuel, other than exports, were made to the marketing and distribution segment, and other refined products were sold to domestic and overseas customers.

       In 2002, the operating revenues from the refining segment were RMB
       211.9 billion, up by 1.3% compared with RMB 209.1 billion in 2001. The increase in operating revenues was primarily due to the significant increase in revenues from the sales of chemical feedstock as well as some refined products other than gasoline and diesel.

       In 2002, the refining segment sold 19.3 million tonnes of gasoline at an average realized price of RMB 2,280.51 per tonne, and realized sales revenues of RMB 44 billion, accounting for 20.8% in the total operating revenues of the refining segment. In 2001, the refining segment sold
       18.72 million tonnes of gasoline at an average realized price of RMB 2,386.88 per tonne, and realized sales revenues of RMB 44.7 billion, accounting for 21.4% in the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of gasoline in 2002 increased by
       0.58 million tonnes, or 3.1%; the realized gasoline price fell by RMB
       106.37 per tonne, or 4.5%; sales revenues of gasoline decreased by RMB
       0.7 billion, and that as a percentage of the refining segment's total operating revenues declined by 0.6 percentage point.

       In 2002, the refining segment sold 37.39 million tonnes of diesel at an average realized price of RMB 2,126.55 per tonne, and realized sales revenues of RMB 79.5 billion, accounting for 37.5% of the total operating revenues of the refining segment. In 2001, the refining segment sold 38.08 million tonnes of diesel at an average realized price of RMB 2,199.94 per tonne, and realized sales revenues of RMB
       83.8 billion, accounting for 40.1% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of diesel in 2002 decreased by
       0.69 million tonnes, or 1.8%; the realized diesel price fell by RMB
       73.39 per tonne, or 3.3%; sales revenues of diesel decreased by RMB 4.3 billion, and that as a percentage of the refining segment's total operating revenues declined by 2.6 percentage points.

       In 2002, the refining segment sold 20.09 million tonnes of chemical feedstock at an average realized price of RMB 1,934.24 per tonne, and realized sales revenues of RMB 38.9 billion, accounting for 18.4% of the total operating revenues of the refining segment. In 2001, the refining segment sold 17.12 million tonnes of chemical feedstock at an average realized price of RMB 1,990.49 per tonne, and realized sales revenues of RMB 34.1 billion, accounting for 16.3% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of chemical feedstock in 2002 increased by 2.97 million tonnes, or 17.3%; sales price fell by RMB
       56.25 per tonne, or 2.8%; sales revenues increased by RMB 4.8 billion, and that as a percentage of the refining segment's total operating revenues increased by 2.1 percentage points. In 2002, as part of its optimization plan for resource allocations, the segment adjusted its product mix in accordance with the increased demand on chemical segment and significantly increased its sales volume of chemical feedstock.

       In 2002, the refining segment sold 24.98 million tonnes of other refined products than gasoline, diesel and chemical feedstock at an average realized price of RMB 1,860.99 per tonne, and realized sales revenues, of RMB 46.5 billion, accounting for 21.9% of the total operating revenues of the refining segment. In 2001, the refining segment sold 23.43 million tonnes of these other refined products at an average realized price of RMB 1,872.36 per tonne, and realized sales revenues of RMB 43.9 billion, accounting for 21% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sale volume of these other refined products increased by 1.55 million tonnes, or 6.6%; average realized sales price fell by RMB 11.37 per tonne, or 0.6%; sales revenues increased by RMB
       2.6 billion, and that as a percentage of the segment's total operating revenues increased by 0.9 percentage point. The increase in the sales volume of these other refined products outpaced that of gasoline and diesel, as the Company intended to capture the favorable opportunities presented in the changing market by strengthening the management control of these other refined products and increasing the production of those products with higher added value.

       In 2002, the operating expenses of the refining segment were RMB 206 billion, down by RMB 1 billion, or 0.5%, from RMB 207 billion in 2001. The decrease was primarily due to the reduction of average cost of crude oil. In 2002, average cost of crude oil was RMB 1,532.48 per tonne down by RMB 85.41 per tonne, or 5.3%, from RMB 1,617.89 per tonne in 2001. In 2002, the segment processed 104.15 million tonnes of crude oil (excluding crude oil processed for third parties), up by 3.11 million tonnes from 101.04 million tonnes in 2001, which increase was partially offset by the decline of the average cost of crude oil. In 2002, total purchase expenses of crude oil was RMB 159.6 billion, accounting for 77.5% of the total operating expenses of the refining segment. In 2001, total purchase expenses of crude oil was RMB 163.5 billion, accounting for 79% of the total operating expenses of the refining segment. Compared with 2001, the total purchase expenses of crude oil for the segment in 2002 decreased by RMB 3.9 billion, and that as a percentage of the segment's total operating expenses decreased by 1.5 percentage points.

       In 2002, the Company's refining margin (defined as the segment's sales revenues less crude oil expenses, feedstock expenses and taxes other than income tax; and divided by the volume of crude oil and feedstock processed) was US$3.95 per barrel, which increased by US$0.38 per barrel, or 10.6%, from US$3.57 per barrel in 2001.

       In 2002, the unit cash operating cost of this segment (defined as the segment's operating expenses less purchase expenses of crude oil and feedstock, depreciation and amortization, taxes other than income tax and other operating expenses and adjustments, and divided by the volume of crude oil and feedstock processed) was US$2.03 per barrel, down by US$0.04 per barrel from that of US$2.07 per barrel in 2001. Such decrease was largely due to the implementation of various cost reduction measures by the refining segment.

       In 2002, the operating profit of the refining segment was RMB 5.9 billion, up by RMB 3.8 billion, or 181%, from RMB 2.1 billion in 2001. The increase was largely due to the increased refining margins as a result of, among others, the increase of crude oil throughput, the adjustment of product mix, the expansion of the market and the increased production of refined products with higher added value.

  (3)  Marketing and Distribution Segment
       The activities of the marketing and distribution segment consist of purchasing refined products from the refining segment and third parties, wholesale of such refined products to domestic customers (including direct distribution and direct sales to special customers), retail sales and distribution of such products through the Company's retail distribution network, and provision of related services.

       In 2002, the operating revenues of this segment were RMB 187 billion, up by RMB 3.7 billion, or 2%, from RMB 183.3 billion in 2001. The increase was mainly due to the increase of total sales volume of the refined products. The total sales volume of the refined products by the segment in 2002 was 73.61 million tonnes, up by 4.26 million tonnes, or 6.1%, from 69.35 million tonnes in 2001.

       o Retail sales as a percentage of the segment's total sales revenues further increased in 2002. The retail sales revenue of gasoline and diesel accounted for 43.7% of the segment's operating revenues in 2002, up from 39.7% in 2001. Wholesale sales revenues of gasoline and diesel accounted for 46.1% of the operating revenues of this segment in 2002, down from approximately 53% in 2001.

       In 2002, wholesale sales volume accounted for 55.2% of the total sales volume of gasoline and diesel, down by 2.4 percentage points from 57.6% in 2001. Retail sales volume accounted for 44.8% of the total sales volume of gasoline and diesel in 2002, up by 2.4 percentage points from 42.4% in 2001. The increase in retail sales revenue and retail sales volume was mainly a result of the increased average throughput at each gas station, which increase was attributable to the Company's continued effort to enhance its retail distribution network, to further optimize the locations of its existing gas stations and to improve its quality of service.

       In 2002, the sales revenues of gasoline were RMB 61 billion, up by RMB
       5.3 billion, or 9.5%, from RMB 55.7 billion in 2001. This increase was primarily due to the increased sales volume as well as the increased sales prices of gasoline. Gasoline sales price increased because of the increased retail sales proportion as well as the increased sales volume of higher grade gasoline. In 2002, the sales volume of gasoline was
       21.36 million tonnes, up by 1.09 million tonnes, or 5.4%, from 20.27 million tonnes in 2001. In addition, the sales volume of gasoline with grade above #90 as a percentage of the segment's total gasoline sales volume was further enhanced, up by 31% from 4.41 million tonnes in 2001 to 5.78 million tonnes in 2002. In 2002, the average realized sales price of gasoline was RMB 2,856.68 per tonne, up by RMB 107.56 per tonne, or 3.9%, compared with RMB 2,749.12 per tonne in 2001.

       o In 2002, the retail sales volume of gasoline increased to 12.34 million tonnes, up by 1.5 million tones, or 13.9%, from 10.84 million tonnes in 2001; and the average realized retail sales price of gasoline was RMB 3,061.82 per tonne, up by 4.3% compared with RMB 2,934.55 per tonne in 2001;

       o In 2002, the wholesale sales volume of gasoline (excluding direct distribution sales volume and those directly sold to special customers) was 7.25 million tonnes, down by 0.69 million tonnes, or 8.7%, from 7.94 million tonnes in 2001; and the average realized wholesale sales price of gasoline was RMB 2,585.31 per tonne, up by 1.9% compared with RMB 2,536.2 per tonne in 2001;

       o In 2002, the direct distribution sales volume of gasoline was 1.04 million tonnes, up by 0.41 million tonnes, or 64.5%, from 0.63 million tonnes in 2001; and the average realized price for the direct distribution sales of gasoline was RMB 2,693.28 per tonne, up by 1.9% compared with RMB 2,642.34 per tonne in 2001; and

       o In 2002, the direct sales volume of gasoline to special customers was 0.72 million tonnes, down by 0.14 million tonnes, or 16.3%, from 0.86 million tonnes in 2001; and the average realized price of gasoline sold to special customers was RMB 2,312.75 per tonne, down by 5.9% compared with RMB 2,457.12 per tonne in 2001.

       In 2002, the sales revenues of diesel were RMB 107 billion, up by RMB
       3.2 billion, or 3.1%, from RMB 103.8 billion in 2001. The increase was primarily due to the increased sales volume of diesel. In 2002, the sales volume of diesel was 44.5 million tonnes, up by 1.95 million tonnes, or 4.6%, from 42.55 million tonnes in 2001; the average realized sales price of diesel was RMB 2,404.85 per tonne, down by RMB
       35.6 per tonne, or 1.5%, compared with RMB 2,440.45 per tonne in 2001.

       o In 2002, the retail sales volume of diesel increased to 17.16 million tonnes, up by 1.34 million tonnes, or 8.5%, from 15.82 million tonnes in 2001; and the average realized retail sales price of diesel was RMB 2,562.49 per tonne, down by 1.1% compared with RMB 2,590.59 per tonne in 2001;

       o In 2002, the wholesale sales volume of diesel (excluding the direct distribution sales volume and those directly sold to special customers) was 17.85 million tonnes, down by 1.12 million tonnes, or 5.9%, from 18.97 million tonnes in 2001; and the average realized wholesale sales price of diesel was RMB 2,297.06 per tonne, down by 2.6% compared with RMB 2,357.51 per tonne in 2001;

       o In 2002, the direct distribution sales volume of diesel was 5.48 million tonnes, up by 2.38 million tonnes, or 76.8%, from 3.1 million tonnes in 2001; and the average realized price for the direct distribution sales of diesel was RMB 2,397.89 per tonne, down by 1.7% compared with RMB 2,438.83 per tonne in 2001;

       o   In 2002, the direct sales volume of diesel to special customers was
           4.01 million tonnes, down by 0.65 million tonnes, or 13.9%, from
           4.66 million tonnes in 2001; and the average realized price of diesel sold to special customers was RMB 2,219.39 per tonne, down by 2.2% compared with RMB 2,269.32 per tonne in 2001.

       In 2002, the sales revenue of kerosene including jet fuel was RMB 9.2 billion, down by RMB 1.1 billion, or 11.3%, from RMB 10.3 billion in 2001. The decrease was primarily due to the decline of the average realized prices of kerosene including jet fuel. The average realized diesel price of kerosene including jet fuel was RMB 2,111.92 per tonne in 2002, down by 23.4% compared with RMB 2,757 per tonne in 2001.

       In 2002, the operating expenses of the marketing and distribution segment were RMB 178.6 billion, down by RMB 2.3 billion, or 1.3%, from RMB 180.9 billion in 2001. The purchase costs of gasoline and diesel in 2002 were RMB 146.2 billion, accounting for 81.9% of the total operating expenses of this segment. The average purchase costs of gasoline and diesel decreased from 2001 by 8.6% and 6.4%, respectively, to RMB 2,357.28 per tonne and RMB 2,155.17 per tonne in 2002, respectively. However, the sales volume of gasoline and diesel increased from 2001 by 5.4% and 4.6%, respectively, to 21.36 million tonnes and 44.5 million tonnes in 2002, respectively.

       In 2002, this segment's cash operating cost (defined as the operating expenses less purchased products expenses, taxes other than income tax, depreciation and amortization; and divided by the sales volume) was RMB 166 per tonne, up by 1.84% compared with RMB 163 per tonne in 2001. The increase was largely due to the increased retail proportion in the sales volume of gasoline and diesel, which led to the increased transportation and contracted labor expenses.

       In 2002, the operating profit of the marketing and distribution segment was RMB 8.4 billion, up by RMB 6 billion, or 250%, from 2001. Such increase was primarily because, as the general market conditions improved, the total sales volume of refined products increased. The increase was also due to the increased retail proportion in the total sales volume as well as the increased sales volume of higher grade gasoline.

       Over the year, the operating profit of the marketing and distribution segment gradually improved from a sluggish start in January and February 2002, at which time the refined products prices were at the lowest level for the entire year. With the gradual recovery of prices of crude oil and refined products on the international market since March 2002, the Company closely monitored the market changes with a view to capturing the favorable opportunities presented and further optimizing the deployment of the resources for refined products. In response to the market demand, the Company, adopted a number of effective initiatives including tighter control of the Company's crude oil throughput and the volume of refined products in domestic market. As a result, the performance of the marketing and distribution segment improved significantly over the year.

  (4)  Chemicals Segment

       The business activities of the chemicals segment include purchasing of chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

       The operating revenues of the chemicals segment in 2002 were RMB 69.6 billion, up by RMB 10.7 billion, or 18.2%, from RMB 58.9 billion in 2001. The increase was largely due to a significant increase of sales volume of various chemical products as their production capacities increased after the relevant facilities completed their revamp in 2002. The sales revenues of the segment's six major chemical product categories(namely, intermediate petrochemicals, synthetic resins, synthetic rubbers, synthetic fiber, synthetic fiber monomers and polymers and fertilizers) were approximately RMB 57.3 billion, accounting for 82.3% of the operating revenues of the segment, and increased by RMB 7.6 billion, or 15.2%, from RMB 49.7 billion in 2001. The following table shows the sales volume, average realized prices and percentage changes of each major product category of the chemical segment in 2001 and 2002.

------------------------------------------------------------------------------------------------------------------------------------
                                                     Sales volume                           Average realized prices
                                                  (in million tonnes)       Rate of             (RMB per tonne)             Rate of
                                                  2002            2001       change            2002            2001          change
                                                                                  %                                               %
------------------------------------------------------------------------------------------------------------------------------------
       Synthetic fiber monomers and polymers      1.70            1.70            0         5,454.1        5,220.61             4.5
------------------------------------------------------------------------------------------------------------------------------------
       Synthetic resins                           3.30            2.67         23.6        5,238.22        5,550.33            (5.6)
------------------------------------------------------------------------------------------------------------------------------------
       Synthetic fiber                            1.18            1.08          9.3        8,435.24        8,512.38            (0.9)
------------------------------------------------------------------------------------------------------------------------------------
       Synthetic rubbers                          0.46            0.42          9.5        6,450.13        6,175.62             4.4
------------------------------------------------------------------------------------------------------------------------------------
       Fertilizers                                2.72            2.73         (0.4)       1,084.11          995.87             8.9
------------------------------------------------------------------------------------------------------------------------------------

       In 2002, this segment's operating expenses were RMB 69.5 billion, up by 16.6% compared with RMB 59.6 billion in 2001. The increase was largely because various expenses such as purchased feedstock, fuels, utilities and ancillary materials increased as a result of the increased production of various chemical products after the completion of the revamping projects for certain ethylene and downstream facilities. Among the increased expenses,

       o the consumption of raw materials went up by 1.79 million tonnes in 2002 compared with that in 2001, and their average unit price increased by RMB 189.25 per tonne, the combination of which led to an increase of approximately RMB 7 billion, or 21.7%, in the purchased products and operating supplies and expenses;

       o the increased consumption of fuels, utilities and ancillary materials also led to an increase of approximately RMB 1.7 billion, or 20.7%, in such expenses;

       o the significant increase in production and sales volume increased the selling, general and administrative expenses in 2002 by approximately RMB 0.6 billion, or 23.1% compared with that in 2001;

       o the depreciation and amortization amounted to RMB 7.1 billion in 2002, up by approximately RMB 0.4 billion, or 6%, from 2001.

       The operating profit of the chemicals segment in 2002 was RMB 0.1 billion, up by approximately RMB 0.8 billion compared with the operating loss of approximately RMB 0.7 billion in 2001. The increase was largely due to the increased production and sales volume of certain major chemical products after the relevant production facilities were revamped for increased production capacity.

  (5)  Corporate and Others
       The corporate and others segment includes import and export activities of the Company's trading subsidiaries and the research and development activities of the Company.

       In 2002, the operating revenues of corporate and others were approximately RMB 43.9 billion, up by RMB 20.2 billion, or 85.2%, from RMB 23.7 billion in 2001. The operating revenues comprised mainly consolidated operating revenues of Sinopec (Hong Kong) Company Limited, Sinopec (Singapore) Company Limited and Unipec Limited as well as other subsidiaries. The increase was primarily because certain of these subsidiaries significantly expanded their independent trading operations of crude oil and refined products on the international market.

       The operating expenses of corporate and others in 2002 were approximately RMB 44.9 billion, up by RMB 21.5 billion, or 91.9%, compared with that in 2001. The increase was largely due to the increased purchase expenses associated with the increased trading activities of these subsidiaries.

       The corporate and others segment had an operating loss of approximately RMB 1 billion in 2002, down by approximately RMB 1.3 billion compared with the operating profit in 2001. The decline was primarily due to the increased expenses in the Company's corporate headquarters.
       For example,

       o The R&D expenses of the Company increased by RMB 0.22 billion in 2002 compared with that in 2001;

       o The Company recovered RMB 0.18 billion of aged receivables in 2001, while no such item in 2002;

       o The expenses related to the management information system increased by RMB 0.1 billion in 2002 from 2001.

3   LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of funding have been cash provided by operating activities, short- and long-term borrowings, and primary uses of funds have been for working capital, capital expenditures and repayment of short- and long-term borrowings.

    (1)Assets, liabilities and shareholders' equity                                                    Unit: RMB millions
---------------------------------------------------------------------------------------------------------------------------
                                                                    2002                    2001                  Changes
---------------------------------------------------------------------------------------------------------------------------
    Current assets                                               101,884                 109,795                  (7,911)
    -----------------------------------------------------------------------------------------------------------------------
    Non-current assets                                           273,997                 256,914                  17,083
    -----------------------------------------------------------------------------------------------------------------------
    Total assets                                                 375,881                 366,709                   9,172
    -----------------------------------------------------------------------------------------------------------------------
    Current liabilities                                          117,434                 124,711                  (7,277)
    -----------------------------------------------------------------------------------------------------------------------
    Non-current liabilities                                       80,042                  70,788                   9,254
    -----------------------------------------------------------------------------------------------------------------------
    Total liabilities                                            197,476                 195,499                   1,977
    -----------------------------------------------------------------------------------------------------------------------
    Minority interests                                            23,920                  23,541                     379
    -----------------------------------------------------------------------------------------------------------------------
    Net assets                                                   154,485                 147,669                   6,816
    -----------------------------------------------------------------------------------------------------------------------
    Shareholders' funds
    -----------------------------------------------------------------------------------------------------------------------
    Share capital                                                 86,702                  86,702                       0
    -----------------------------------------------------------------------------------------------------------------------
    Reserves                                                      67,783                  60,967                   6,816
    -----------------------------------------------------------------------------------------------------------------------
                                                                 154,485                 147,669                   6,816
    -----------------------------------------------------------------------------------------------------------------------

    As at 31 December 2002, the Company's total assets were RMB 375.9 billion, total liabilities were RMB 197.5 billion, minority interests were RMB 23.9 billion, and shareholders' equity were RMB 154.5 billion. Compared to 2001, changes of assets and liabilities in 2002 are primarily due to the following reasons:

    o   Total assets were RMB 375.9 billion, representing an increase of RMB
        9.2 billion compared with RMB 366.7 billion as at 31 December 2001. Current assets were RMB 101.9 billion as at 31 December 2002, representing a decrease of RMB 7.9 billion from 31 December 2001. This decrease was primarily due to the Company's enhanced fund management to shorten the fund turnover cycle, resulting in a decrease in cash and cash equivalents and time deposits by RMB 4.1 billion, collection of account receivables of RMB 1.8 billion, reduction of pre-payments by RMB 0.8 billion as well as reduction of prepaid taxes by RMB 0.7 billion. Non-current assets were RMB 274 billion as at 31 December 2002, representing an increase of RMB 17.1 billion from 31 December 2001, which increase was primarily due to the addition of equipment, plant and property.

    o Total liabilities amounted to RMB 197.5 billion as at 31 December 2002, representing a increase of RMB 2 billion from RMB 195.5 billion as at 31 December 2001. Current liabilities were RMB 117.4 billion as at 31 December 2002, representing a decrease of RMB 7.3 billion from 31 December 2001. This decrease was primarily due to the Company's enhanced fund management to reduce the amount of idle funds and the level of short-terms debts, and as a result, the Company repaid to the banks and other financial institutions approximately RMB 11.6 billion in short-term loans and RMB 2.5 billion of the current portions of long-term loans. In addition, a change of liabilities' structure resulted in an increase in bills payable by RMB 4.1 billion and accounts payable by RMB 2.4 billion, which increase partially offsets the decrease of other liabilities. Non-current liabilities were RMB 80 billion as at 31 December 2002, representing an increase of RMB 9.3 billion from 31 December 2001. The increase was primarily due to the increase of long-term borrowings by RMB 8.2 billion as a result of the Company's capital expenditure programmes.

    o The shareholders' funds were RMB 154.5 billion as at 31 December 2002, representing an increase of RMB 6.8 billion from RMB 147.7 billion as at 31 December 2001. This increase was mainly due to the net profit for the year ended 31 December 2002, reduced by the final dividend for 2001 and the interim dividend for 2002.

     (2)  Cash flow in 2002

          Cash and cash equivalents decreased by RMB 3.331 billion from the beginning to the end of 2002, and after taking into consideration the impact of an exchange rate loss of the RMB 7 million, the net decrease was RMB 3.324 billion, that is, from RMB 21.023 billion on 31 December 2001 to RMB 17.699 billion on 31 December 2002. The table below sets forth the major items in the consolidated cash flow statement for 2001 and 2002.

                                                                                                     Unit: RMB100 million

          -----------------------------------------------------------------------------------------------------------------
                                                                                                Increase/
          Major items in cash flow statement                             2002          2001      decrease       Changes
                                                                                                                      %
          -----------------------------------------------------------------------------------------------------------------
          Net cash flow from operating activities                      538.90        552.79        (13.89)       (2.51)
          -----------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                       (426.58)      (384.83)       (41.75)      (10.85)
          -----------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                       (145.63)      (153.87)         8.24         5.36
          -----------------------------------------------------------------------------------------------------------------
          Net increase/(decrease) of cash and
            cash equivalents                                           (33.31)        14.09        (47.40)     (336.41)
          -----------------------------------------------------------------------------------------------------------------

          i  Net cash generated from operating activities

             The Company's net cash generated from operating activities in 2002 was RMB 53.89 billion.

             The cash inflow from operating activities primarily consists of:

             o Cash inflow of RMB 49.114 billion representing the Company's profit from ordinary activities before taxation of RMB 24.832 billion and depreciation, depletion and amortization of RMB
                 24.282 billion;

             o Cash inflow of RMB 4.122 billion representing the decrease in prepaid expenses and other current assets compared with the year-beginning;

             o Cash inflow of RMB 0.326 billion representing a decrease in accounts receivables compared with the year-beginning as a result of the Company's strengthened management of accounts receivables;

             o Cash inflow of RMB 4.165 billion representing an increase in bills payable; and

             o Cash inflow of RMB 2.517 billion representing an increase in accounts payables compared with the year-beginning;

             Cash outflow from operating activities primarily consists of:

             o Cash outflow of RMB 6.599 billion representing income tax paid.

          ii Cash flow from investment activities

             Net cash used in investment activities in 2002 was RMB 42.658 billion, consisting primarily of:

             o Cash inflow of RMB 0.818 billion representing the maturity of time deposits less the increase in time deposits; and

             o Cash outflow of RMB 44.005 billion representing capital expenditure and purchase of investments.

          iii Cash flow from financing activities

             Net cash used in financing activities in 2002 was RMB 14.563 billion, consisting primarily of:

             o Cash outflow of RMB 5.668 billion representing repayments of bank loans net of the proceeds from bank loans; and

             o Cash outflow of RMB 8.67 billion representing the dividends paid.

     (3)  Contingent liabilities

          As at 31 December 2002, The Company provided guarantees of approximately RMB 7.522 billion in respect of banking facilities granted by banks to associates, joint ventures and third parties. The table below sets forth the major guarantees given by the
          Company:

          Borrower                                                 Amount
          -------------------------------------------------------------------
                                                            (RMB million)
          -------------------------------------------------------------------
          Shanghai Secco Petrochemical Co., Ltd                    6,999
          -------------------------------------------------------------------
          Jindi Petrochemical Co., Ltd                               211
          -------------------------------------------------------------------

          The Company issued a guarantee for bank loans amounting to RMB
          4.68 billion of Yangzi Petrochemical-BASF Co. Ltd.

          Pursuant to the relevant agreements with Sinopec Group Company, the Company leased land, building and gas station (on operating leases) and other equipments from Sinopec Group Company, the longest term under these lease is 50 years and the shortest terms under these lease is 20 years. Rental obligations under these leases after 2002 were approximately RMB 97 billion.

          As at 31 December 2002, the capital commitments of the Company were RMB 71.26 billion.

4   Capital Expenditure

    See details in the section headed "Capital Expenditure" under "Business Review and Prospects" of this annual report.

5   Research and Development and Environmental Expenses

    Research and development expenses are expenses in the period in which they are incurred. The Company's R&D expenses in 2002 were RMB 1.514 billion, up by RMB 0.224 billion from RMB 1.29 billion in 2001. In 2002, the Company continued to fund the technological advancement so as to create enduring impetus to the development of the Company in the future.

    Environment expenditures primarily consist of the normal routine pollutant discharge fees by the Company, not including capitalized expenses of pollutant discharge equipments. In 2002, the environment expenditure of the Company amounted to RMB 0.287 billion, up by RMB 66 million from RMB
    0.221 billion in 2001.

6 Analysis of Financial Statements Prepared under the PRC Accounting Rules and Regulations

    Other than the differences in the classification of certain items in the financial statements and the accounting treatment methods, there are no material differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. Significant differences between the PRC Accounting Rules and Regulations and IFRS are described on page 143 of this report.

    The table below sets forth the Company's and each of its segments' income from principal operations, the Company's cost of principal operations, taxes and surcharges as well as profit from principal operations prepared under the PRC Accounting Rules and Regulations:

-----------------------------------------------------------------------------------------------------------------
                                                                             Year ended 31        Year ended 31
                                                                             December 2002        December 2001
                                                                               RMB million          RMB million
-----------------------------------------------------------------------------------------------------------------
Income from principal operations
-----------------------------------------------------------------------------------------------------------------
Exploration& production segment                                                     50,327               54,427
-----------------------------------------------------------------------------------------------------------------
Refining segment                                                                   208,895              206,279
-----------------------------------------------------------------------------------------------------------------
Marketing and distribution segment                                                 186,707              183,070
-----------------------------------------------------------------------------------------------------------------
Chemical segment                                                                    65,605               54,571
-----------------------------------------------------------------------------------------------------------------
Corporate and others                                                                42,775               23,075
-----------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales                                                (230,125)           (217,075)
-----------------------------------------------------------------------------------------------------------------
Net consolidated income from principal operations                                  324,184              304,347
-----------------------------------------------------------------------------------------------------------------
Costs of principal operations, taxes and surcharges
-----------------------------------------------------------------------------------------------------------------
Exploration and production segment                                                  28,788               27,738
-----------------------------------------------------------------------------------------------------------------
Refining segment                                                                   198,115              199,272
-----------------------------------------------------------------------------------------------------------------
Marketing and distribution segment                                                 163,701              167,786
-----------------------------------------------------------------------------------------------------------------
Chemicals segment                                                                   60,429               50,580
-----------------------------------------------------------------------------------------------------------------
Corporate and others                                                                42,378               22,343
-----------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales                                                (230,377)            (219,721)
-----------------------------------------------------------------------------------------------------------------
Net consolidated income from principal operations                                  263,034              247,998
-----------------------------------------------------------------------------------------------------------------
Profit from principal operations
-----------------------------------------------------------------------------------------------------------------
Exploration and production segment                                                  21,973               28,765
-----------------------------------------------------------------------------------------------------------------
Refining segment                                                                    10,598                7,577
-----------------------------------------------------------------------------------------------------------------
Marketing and distribution segment                                                  23,006               15,284
-----------------------------------------------------------------------------------------------------------------
Chemicals segment                                                                    5,176                3,992
-----------------------------------------------------------------------------------------------------------------
Corporate and others                                                                   397                  731
-----------------------------------------------------------------------------------------------------------------
Consolidated profit from principal operations                                       61,150               56,349
-----------------------------------------------------------------------------------------------------------------

Financial Data Prepared under the PRC Accounting Rules and Regulations:

-----------------------------------------------------------------------------------------------------------------
                                                                     Unit: RMB(millions)
                                                                   Year ended 31 December
                                                                 2002                 2001           Change (%)
-----------------------------------------------------------------------------------------------------------------
Total assets                                                  368,375              360,294                 2.24
-----------------------------------------------------------------------------------------------------------------
Long-term liabilities                                          76,152               67,807                12.31
-----------------------------------------------------------------------------------------------------------------
Shareholders' funds                                           146,515              139,039                 5.38
-----------------------------------------------------------------------------------------------------------------
Profit from principal operations                               61,150               56,349                 8.52
-----------------------------------------------------------------------------------------------------------------
Net profit                                                     14,121               14,018                 0.73
-----------------------------------------------------------------------------------------------------------------

   Analysis of changes:

   Total assets: As at 31 December 2002, the Company's total assets were RMB
   368.375 billion, up by RMB 8.081 billion, or 2.24%, compared with RMB
   360.294 billion as at 31 December 2001. In 2002, the Company increased investment in fixed assets resulting in an increase of RMB 13.042 billion in fixed assets. Other non-current assets increased by RMB 1.797 billion. Total current assets decreased by RMB 6.758 billion due to the Company's strengthened administration of daily balance of cash and cash equivalent and accounts receivable as well as inventory control.

   Long-term liabilities: As at 31 December 2002, the Company's total long-term liabilities were RMB 76.152 billion, up by RMB 8.345 billion, or 12.31%, compared with RMB 67.807 billion as at 31 December 2001. The increase was largely because the Company's long-term loans increased by RMB
   8.207 billion as a result of its investment programmes.

   Shareholder's funds: As at 31 December 2002, the Company's shareholders' funds were RMB 146.515 billion, up by RMB 7.476 billion, or 5.38%, compared with RMB 139.039 billion as at 31 December 2001. The increase was largely due to: (i) the realization of RMB 14.121 billion of net profit in 2002;
   (ii) the distribution of RMB 1.734 billion as interim dividends RMB 5.202 billion as final dividends in 2002; and (iii) the subsidy of RMB 0.291 billion appropriated by the State to the Company to improve its technology and equipment.

   Profit from principal operations: In 2002, the Company's realized profit from principal operations were RMB 61.15 billion, up by RMB 4.801 billion, or 8.52%, compared with RMB 56.349 billion in 2001. The increase was primarily because the Company quickly adjusted its business strategy to capture the favorable opportunities presented by the recovery of market price and market order, and additionally, the Company implemented various measures to expand markets and reduce costs, which are particularly beneficial to the refining segment and the marketing and distribution segment, both of which realized significant profit growth in 2002, and additionally, the Company's competitive strength in terms of integrated operation came into play.

   Net profit: The Company's realized net profit in 2002 was RMB 14.121 billion, up by RMB 0.103 billion, or 0.73%, compared with RMB 14.018 billion in 2001. The increase was primarily due to the increase of profit from principal operations, while the increased expenses partially offset the increase of net profit.

7  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

   Other than the differences in the classification of certain items in the financial statements and the accounting treatment methods, there are no material differences between the Company's financial statements prepared under IFRS and US GAAP. Significant differences between IFRS and US GAAP that affect the Company's accounting policies are set out on page 144 to 147 of this annual report.

DISCLOSURE OF SIGNIFICANT EVENTS

1  MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE

   At the 14th meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved the Sinopec Corp. to conditionally provide guarantee in domestic currency and foreign currency for Shanghai Seco's project loan, and the amount of guarantee was equal to RMB6.999 billion. For details, see Sinopec Corp.'s 2001 annual results announcement published in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on April 2, 2002.

   At the 22nd meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved the proposal concerning Sinopec Corp.'s providing of equity mortgage for the Yangzi-BASF project loan on the condition that BASF shall povide equity mortgage on the same terms. The Board also approved the proposal concerning Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co. Ltd., and the amount of guarantee was RMB378.5 million.

   Except the guarantee for the project of Shanghai Secco, Sinopec Corp. signed no guarantee agreement for the benefit of any other party by December 31, 2002.

   Sinopec Corp. signed a Guarantee to Complete Work with domestic and foreign banks on March 7, 2003, whereby it guarantees 40% of a domestic and foreign currencies denominated loan equivalent to around RMB11.7 billion provided by such banks to Yangzi-BASF Company Limited for completion of work.

2 IMPLEMENTATION OF THE COMMITMENTS OF SINOPEC CORP. AND ITS SHAREHOLDERS HOLDING 5% OR MORE OF THE TOTAL SHARE CAPITAL, NAMELY, SINOPEC GROUP COMPANY, CHINA DEVELOPMENT BANK AND CHINA CINDA ASSET MANAGEMENT CORPORATION

  (1) As at the end of the reporting period, the undertakings made by Sinopec Corp. included:

      i Carrying out the reorganization of its three subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specific period of time;

      ii Changing the logo at the petrol stations within a specific period of time;

      iii Setting up separate office buildings between Sinopec Group Company and Sinopec Corp. within a specific period of time; and

      iv Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of connected transactions.

  (2) As at the end of the reporting period, the major undertakings given by Sinopec Group Company included:

      i   Complying with the agreements concerning connected transactions;

      ii Resolving the issues arising from the land use right certificates and building ownership certificates within a specific period of time;

      iii Implementing the Reorganization Agreement (as referred to in the prospectus for the issue of H shares);

      iv  Granting licenses for intellectual property;

      v   Avoiding competition within the industry; and

      vi Resolving the business competition and conflict of interests with Sinopec Corp.

  (3) As at the end of the reporting period, China Development Bank and China Cinda Asset Management Corporation gave the material undertakings that they would not sell or transfer the shares of Sinopec Corp. held by them within a specific period of time.

      Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times on June 22, 2001.

      In this reporting period, Sinopec Corp. did not breach and was not aware itself or any of the principal shareholders above having breached the undertakings.

3 PLAN FOR PROFIT APPROPRIATION AND PLAN FOR TRANSFER OF STATUTORY SURPLUS RESERVE TO EQUITY FOR 2002

    As determined in accordance with the PRC Accounting Rules and Regulations and IFRS, Sinopec Corp.'s audited net profits in 2002 were RMB14.121 billion and RMB16.08 billion respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., the allocation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and under IFRS, whichever is lesser. Thus, the profit after tax to be allocated in 2002 would be RMB14.121 billion. After deducting 10% to be transferred to the statutory surplus reserve, other 10% to be transferred to the statutory public welfare fund and RMB7 billion to be transferred to discretionary surplus reserve, the remaining net profit available for distribution would be RMB4.297 billion. Together with the undistributed profit of RMB10.006 billion brought forward from the preceding year and deducting RMB1.734 billion of interim cash dividend paid in 2002, the retained profit available for distribution to shareholders was RMB12.569 billion in total. On the basis of the total number of 86,702,439,000 shares in issue as at the end of 2002 and according to the resolution adopted by the 31st meeting of the first session of the Board of Directors of Sinopec Corp., cash dividend would be distributed as RMB0.08 per share (including tax). After the interim cash dividend is deducted, the final cash dividend per share for distribution at the end of 2002 would be RMB0.06 per share and the total cash dividend for the full year would be RMB6.936 billion. The remaining undistributed profit would be RMB7.367 billion and would be carried forward to 2003. No statutory surplus reserve would be transferred to capital this year. The proposal will be effective subject to consideration and approval at the 2002 Annual General Meeting.

4   Use of Proceeds from H Share Issue and A Share Issue

    The proceeds from the issue of H shares of Sinopec Corp. in 2000 amounted to RMB25.802 billion. After deducting the issuance expenses, the net proceeds from the issue of H shares amounted to RMB24.326 billion, of which, RMB4.5 billion was used in 2000 for repayment of loans; RMB13.735 billion was used in 2001 entirely to cover capital expenditure mainly for oil and natural gas exploration and building up production capacity, refining project construction and petrol station and oil depot acquisition. By the end of 2001, the remaining amount of the proceeds from the issue of H shares was RMB6.091 billion. In this reporting period, RMB2.818 billion was used, including RMB1.926 billion used for exploration and production, RMB792 million invested in Shanghai Seco, the Yangzi-BASF Integrated Site Project and the nitrogen facilities upgrading project of Yueyang and RMB100 million used by the headquarters and some subsidiaries of Sinopec Corp. for ERP system building. By December 31, 2002, RMB3.273 billion of the proceeds from the issue of H shares remained unused.

    The proceeds from the issue of A shares of Sinopec Corp. in 2001 amounted to RMB11.816 billion. After deducting the issuance expenses, the net proceeds from the issue of A shares amounted to RMB 11.648 billion, in which RMB7.766 billion was used in 2001 mainly for acquiring Sinopec National Star and the Southwest Oil Products Pipeline Project and supplementing the Company's working capital. By the end of 2001, the remaining amount of the proceeds from the issue of A shares was RMB3.882 billion. In this reporting period, RMB696 million was used, including RMB46 million used for covering the prophase cost of the Southwest Oil Products Pipeline Project and RMB650 million for building the Ningbo-Shanghai-Nanjing Crude Oil Pipeline. By December 31, 2002, the remaining amount of the proceeds from the issue of A shares was RMB3.186 billion.

5   Progress of Major Joint Ventures

    (1) West-east Pipeline Project

       In July 2002, Sinopec Corp., PetroChina and the International Investment Group entered into a Framework Agreement of Cooperation for West-East Gas Transportation for jointly making investment in the construction of the West-East Pipeline Project (the proportion of the three parties in the registered capital is 5%, 50% and 45% respectively). To cooperate with the construction of the West-East Pipeline Project, Sinopec Corp. strengthened its efforts in exploring natural gas in western China and made important breakthrough in developing Ku 1 Well which will provide rich natural gas resources for the West-East Pipeline Project. Sinopec Corp.'s preparatory work in developing natural gas market advanced smoothly and the Company made technological transformation to 10 natural gas utilization projects with an annual natural gas consumption volume of 2.5 billion cubic meters.

   (2) East China Sea Natural Gas Cooperation Project

       In this reporting period, Sinopec Corp. and CNOOC jointly carried out negotiations with the relevant foreign party concerning the East China Sea Natural Gas Cooperation Project, established East China Sea West Lake Natural Gas Working Company and started the construction of Chunxiao Natural Gas Group Fields Development Project.

   (3) Fujian Petrochemical Integration Project

       The joint feasibility study report for the Fujian Petrochemical Integration Project jointly funded by Sinopec Fujian Refining and Chemical Co., Ltd., a subsidiary of Sinopec Corp., ExxonMobil China Co., Ltd. and Aramco Overseas Company (the proportion of the three parties in the registered capital is 50%, 25% and 25% respectively) was approved by the State Council of the People's Republic of China in October 2002. The three companies are carrying out negotiation in a timely manner to finalize the joint venture contract and submitting the contract to the Ministry of Foreign Trade and Economic Cooperation of China for approval.

   (4) Joint Establishment of Shandong Shihua Natural Gas Co., Ltd. and Shandong Natural Gas Pipeline Co., Ltd.

       In February 2002, Sinopec Corp. established Shandong Shihua Natural Gas Co., Ltd. and Shandong Natural Gas Pipeline Co., Ltd. through joint venture respectively with Shandong International Trust and Investment Corporation and Shandong Luxin Investment and Holding Co., Ltd. respectively. Shandong Shihua Natural Gas Co., Ltd.'s registered capital is RMB100 million. The proportion of the two parties in the registered capital is 50%:50%. This company is mainly responsible for expanding the natural gas market of Shandong as well as marketing in this market. This company's particular scope of business covers the sales of pipelined natural gas, the sales of natural gas to urban residents, the construction of CNG, LNG , LPG gas and petrol filling stations, the development of comprehensive natural gas utilization projects and the sales and maintenance of gas-fired utensils. Shandong Natural Gas Pipeline Co., Ltd.'s registered capital is RMB200 million and the proportion of equity held by the two investors is 65%:35%. The scope of business of this company covers the construction, operation and maintenance of natural gas pipelines and the relevant supplementary services.

   (5) Qingdao Large-scale Refining Project

       At the 27th meeting of the first session of the Board of Directors of Sinopec Corp. held on January 20, 2003, the Board conditionally approved the Feasibility Study Report for the Qingdao Large-scale Refining Project and submitted the Report to the State Development Planning Commission jointly with the People's Government of Shandong Province and the People's Government of Qingdao City.

6   MATTERS CONCERNING THE TRANSFER OF THE STATE SHARES OF SINOPEC HUBEI

    Xinghua Co., Ltd. At the 20th meeting of the first session of the Board of Directors of Sinopec Corp., the Board considered and approved the transfer of Hubei Xinghua Co., Ltd.'s state shares held by Sinopec Corp. to China Development and Investment Corporation. At the 24th meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp.'s purchase of Hubei Xinghua's core assets, and the procedures of share transfer were completed on October 15, 2002. For details, see the relevant announcements published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on April 30, 2002 and October 10, 2002.

7   STATUS AND PLAN OF EMPLOYEE REDUCTION

    In order to improve its efficiency and profitability, Sinopec Corp. planned to reduce its employees by 100,000 by way of retirement, voluntary resignation and/or lay off in the five years from 2001 to 2005. In 2002, the Company actually reduced 25,000 employees by way of retirement, voluntary resignation and termination of labor contract in combination with assets swap. By the end of 2002, Sinopec Corp. reduced about 89,000 employees in total in two years. On the basis of reasonably allocating the existing human resources, the Company plans to reduce 10,000 employees by way of retirement and voluntary resignation in 2003.

8   LITIGATION AND ARBITRATION OF MATERIAL IMPORTANCE

    There was no litigation and arbitration of material importance to the Company in this reporting period.

9 AMENDMENT TO THE ARTICLES OF ASSOCIATION, ELECTION OF DIRECTORS AND SUPERVISORS FOR THE NEW SESSION OF OFFICE AND EXTRAORDINARY GENERAL MEETING

    At the 2001 Annual General Meeting held on June 13, 2002, the proposal on the amendments to Article 13, item 2 of the Articles of Association of Sinopec Corp. was approved. For details about the amendment, see the relevant announcements published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on June 14, 2002.

    At the 28th meeting of the first session of the Board of Directors of Sinopec Corp. held on January 21, 2003, the Board considered and approved the publishing of an announcement about the holding of the first 2003 extraordinary general meeting on March 21, 2003 for considering the proposals on the amendments to the Articles of Association of Sinopec Corp. and selection of the members of the second session of the Board of Directors and the second session of the Supervisory Committee of Sinopec Corp. Sinopec Corp. published an announcement on March 13, 2003, deciding to postpone the date of the first 2003 extraordinary general meeting to April 22, 2003. Therefore, the relevant proposals will be submitted to the postponed general meeting for consideration. For details, see the relevant announcements published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on January 23, 2003 and March 14, 2003.

10  TRUSTEESHIP, CONTRACT AND LEASEHOLD

    In this reporting period, Sinopec Corp. did not have any significant trusteeship, contract and lease of any other company's assets nor placed its assets to or under any other company's trusteeship, contract or lease which were required to be disclosed.

11  TRUST FINANCIAL MANAGEMENT

    In this reporting period, Sinopec Corp. did not entrust or continuously entrust any other party to carry out cash asset management for it.

12  ASSET MORTGAGE

    By December 31,2002, the details regarding the Company's asset mortgage is listed in note 26 to the Financial Statements prepared under IFRS in the annual report.

13  AUDITORS

    The 2001 Annual General Meeting held on June 13, 2002 approved Sinopec Corp. to reappoint KPMG Huazhen and KPMG respectively as its domestic and international auditors for the year of 2002 and authorized the Board of Directors to decide the remunerations for them. As approved by the 31st meeting of the first session of the Board of Directors of Sinopec Corp., the total audit fee for 2002 would be HK$55 million.

    Beginning from the second half of 2000, the consecutive period of auditing service provided by KPMG Huazhen and KPMG to Sinopec Corp. are two and half years and the first auditing service agreement was signed in March 2001.

    -----------------------------------------------------------------------------------------------------
    Auditors appointed                           KPMG Huazhen (domestic)           KPMG (international)
    -----------------------------------------------------------------------------------------------------
    Audit fee for 2002*                            HK$3 million (unpaid)         HK$52 million (unpaid)
    -----------------------------------------------------------------------------------------------------
    Audit fee for 2001                               HK$3 million (paid)           HK$57 million (paid)
    -----------------------------------------------------------------------------------------------------
    Travel expenses and other expenses                Borne by the firm              Borne by the firm
    -----------------------------------------------------------------------------------------------------

    Note:

    *Most of Sinopec Corp.'s subsidiaries listed in the PRC and overseas appointed KPMG Huazhen and KPMG as their auditors. However, some subsidiaries listed in the PRC or overseas appointed other firms as their auditors. Please refer to their annual reports for details about such subsidiaries' appointments and dismissals of auditing firms.

14  Other Significant Events

    (1)In this reporting period, neither Sinopec Corp., the Board of Sinopec Corp. nor the directors received any investigation from the CSRC, nor was there any administrative penalty and circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of United States nor any reprimands published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

    (2)Basic medical insurance for employees

       Sinopec Corp.'s basic medical insurance for employees was implemented in accordance with the Decision of the State Council on the Establishment of Basic Medical Insurance System for Urban Workers (GF [1998] No. 44 Document of the State Council), while the subsidiaries of Sinopec Corp. implemented the local governments' regulations on basic medical insurance respectively in accordance with the local rules of administration. The times of various local governments' promulgation of the policy on basic medical insurance were different. The developed areas began implementing this policy from an earlier time and the other areas should implement it before 2002. Sinopec Corp. had required that all its subsidiaries must ensure, after effecting medical insurance for employees in accordance with the local governments' regulations, that the medical insurance expense should firstly be covered by deposited employee welfare fund and included in the accounting item of "welfare expense payable"; in case the welfare fund is insufficient, the deficit could be included in the account item "labor insurance expense" after approved by the Sinopec Corp's headquarters. In 2002, the basic medical insurance expense paid by Sinopec Corp. was RMB457 million, which was less than 14% of the total amount of wages paid in the same year. Since employee welfare fund had already been deposited in that proportion and included in the Company's cost in the past, the implementation of the system of basic medical insurance for employees was only an systematic improvement, constituted no new burden of cost and produced few influences on the Sinopec Corp.'s overall profit, loss, assets and liabilities.

CONNECTED TRANSACTIONS

1 Agreements Concerning Connected Transactions Entered into Between the Company and Sinopec Group Company In order to ensure the normal operation of production and businesses of the Company and Sinopec Group Company, the two parties entered into a number of agreements on connected transactions before Sinopec Corp. was listed overseas. The particular connected transactions include the following:

    (1) Agreement for Mutual Provision of Ancillary Services Including Products, Production and Construction Services ("Mutual Supply Agreement");

    (2) Sinopec Group Company provides trademarks and patents proprietary and computer software licence to the Company for free of charge;

    (3) Sinopec Group Company provides cultural, educational, hygiene and community services to the Company;

    (4) Sinopec Group Company provides leasing of land and certain buildings to the Company;

    (5) Sinopec Group Company provides consolidated insurance to the Company;

    (6) Sinopec Group Company provides shareholders' loan to the Company;

    (7) The Company provides agency marketing services on products to Sinopec Group Company; and

    (8) The Company provides petrol stations franchise to Sinopec Group
        Company.

2 WAIVER IN RESPECT OF THE CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE

    In accordance to the Listing Rules of the Hong Kong Stock Exchange, the above transactions are subject to full disclosure, depending on their nature and the value of consideration, with prior approval from independent directors and the Hong Kong Stock Exchange. At the time of listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange from full compliance with the Listing Rules for the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp. from undertaking the obligation of continuous disclosure.

    At the extraordinary general meeting of Sinopec Corp. held on August 24, 2001, the Connected Transaction Adjustment Agreement was approved, and the connected transactions were adjusted accordingly. Please refer to the relevant description in section 7 of the prospectus published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times on June 22, 2001.

    On June 29, 2001, the Hong Kong Stock Exchange conditionally agreed to grant the new waivers on continuous disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver from compliance with the relevant requirements of the Listing Rules in respect of these transactions for a period of three financial years expiring on December 31, 2003, but Sinopec Corp. must satisfy the conditions of waiver. The conditions for the waivers on continuous disclosure obligations were set out in Section 8 of the Letter from the Chairman that was incorporated in the circular to holders of H Shares concerning the connected transactions and on-going connected transactions which was dispatched on June 30, 2001 and published in Annex 3 to the Announcement on the 2001 Extraordinary General Meeting of Sinopec Corp. as published in China Securities News, Shanghai Securities News and Securities Times on July 10, 2001.

3 THE PROVISIONS FOR THE WAIVER ON DISCLOSURE AND APPROVAL REGULATIONS OF CONNECTED TRANSACTIONS ENTERED INTO BETWEEN SINOPEC CORP. AND SINOPEC GROUP COMPANY UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE

    In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with agreements and arrangements between the Company and Sinopec Group Company were fully disclosed. In accordance with the Listing Rules of the Shanghai Stock Exchange, in the event that there is no significant change in the agreements governing the above connected transactions during the period under review, Sinopec Corp. would be exempted from the disclosure and approval regulations for connected transactions under the Listing Rules of the Shanghai Stock Exchange.

4   CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THIS YEAR

    As reviewed by the auditors of Sinopec Corp., the amount of the connected transactions entered into by the Company during this year amounted to an aggregate amount of RMB87.156 billion. Of which, incoming trade amounted to RMB50.672 billion and outgoing trade amounted to RMB36.484 billion (including outgoing products and services amounted to RMB36.343 billion, total amount of interest received was RMB0.104 billion, the agency fee receivable was RMB37 million). These satisfied the conditions of the waiver imposed by the Hong Kong Stock Exchange. In 2002, the products and services provided by Sinopec Group Company (purchase, storage, exploration and production services and production-related services) to the Company amounted to RMB45.365 billion, representing 14.55% of the Company's annual operating expenses, with a 1.81% increase and was within the cap of 18%; the auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB1.945 billion, representing 0.62% of operating expenses, with a slight decrease when compared with 0.69% in the preceding year and was within the cap of 3%. In 2002, the product sales from the Company to Sinopec Group Company amounted to RMB36.343 billion, representing 10.69% of the Company's operating income, and was within the cap of 16%. With regard to the Land Use Right Leasing Agreement, the amount of rental payable by the Company for the year ended December 31, 2002 was approximately RMB2.018 billion. With regard to the premium payable according to the SPI Fund Document, the amount payable by the Company per annum should not be less than the amount as stipulated in the SPI Fund Document.

    Please refer to Note 31 of the Financial Statement prepared in accordance with IFRS in this Annual Report for the details of the connected transactions actually incurred during this year.

    The above mentioned connected transactions in 2002 were already approved at the 31st meeting of the first session of the Board of Directors of Sinopec Corp.

    The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

    (a) The transactions have been approved by the Board of Directors;

    (b) The transactions have been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

    (c) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the transactions; and

    (d) The relevant amount has not exceeded the relevant cap amount.

    After reviewing the above relevant transactions, the independent directors of Sinopec Corp. have confirmed that:

    (a) The transactions have been entered into by Sinopec Corp. in its ordinary and usual course of businesses;

    (b) The transactions have been concluded:

        i    on normal commercial terms;

        ii on terms no less favorable than those available from/to independent third parties; or

        iii where there is no available comparison for the purpose of determining whether Item i or ii is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned; and

    (c) The total values of the transactions have not exceeded the respective limits.

5   OTHER MATERIAL CONNECTED TRANSACTIONS ENTERED INTO DURING THIS YEAR

    (1) Connected Transaction for Assets Swap

        At the 26th meeting of the first session of the Board of Directors of Sinopec Corp. held on December 19, 2002, the Board approved the proposal on assets swap with Sinopec Group Company and the two parties signed an assets swap agreement on the same day of the meeting. According to the agreement, Sinopec Corp. swapped some of the water plants, maintenance and repair equipment and physical and chemical exploration assets owned by it (including some relevant liabilities) for some petrol stations, oil depots (including the relevant liabilities) and owned by Sinopec Group Company on the basis of an equal value. Sinopec Corp. paid the value difference of RMB2.1321 million (about HK$2.0095 million) in cash to Sinopec Group Company. Upon completion of the assets swap, industry competition in ancillary production will be reduced. The assets to be swapped by Sinopec Corp. are mainly the ancillary and service assets of its main production services, including water plants, inspection and maintenance and exploration which fall under the business scope of Sinopec Group Company and should be wholly operated and managed by Sinopec Group Company. The incorporation of such assets into Sinopec Group Company is propitious to reducing the industry competition between Sinopec Corp. and Sinopec Group Company in such area and the development of Sinopec Group Company and will enhance the profitability of Sinopec Corp. As Sinopec Group Company is the controlling shareholder of Sinopec Corp., the Assets Swap and the Assets Swap Agreement constituted a connected transaction for Sinopec Corp. under the Listing Rules of the Shanghai Stock Exchange and paragraph 14.25(1) of the Listing Rules of the Hong Kong Stock Exchange. For details, see the relevant announcement published in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on December 21, 2002.

        In accordance with the Assets Swap Agreement and the documents filed to the Ministry of Finance, the two parties appropriately adjusted the relevant assets. As jointly confirmed by Sinopec Corp. and Sinopec Group Company, the appraised value of Sinopec Group Company's assets included in this asset transaction was RMB1,039,986,200 (about HK$980,194,300); the appraised value of Sinopec Corp.'s assets was RMB1,021,424,900 (about HK$962,700,200); the difference RMB18,561,300
        (about HK$17,494,200) was paid by Sinopec Corp. to Sinopec Group Company in cash; and the transfer of both physical assets and fund was completed on December 31, 2002.

    (2) Connected Transaction for Leasing of Petrol Stations

        On April 29, 2002, Sinopec Corp. issued an announcement about the lease of petrol stations by a number of Sinopec Corp.'s subsidiaries from some subsidiaries of Sinopec Group Company; the two parties signed lease agreements for the lease of 2,138 petrol stations and expected to sign new lease agreements for the lease of around 460 other petrol stations in 2002. Due to the situations, geographical locations and sizes of some petrol stations, the lease of about 988 petrol stations already expired or the relevant agreements were not signed at all. The total amount of rental occurring in this reporting period was RMB87.88 million, which was in conformity with the conditions of waiver approved by the Hong Kong Stock Exchange for such connected transactions. The auditors of Sinopec Corp. have issued a letter to the Board of Directors to certify that:

        (a) the leasing agreements mentioned above have been approved by the Board of Directors;

        (b) the leasing agreements mentioned above have been completed according to relevant terms; and

        (c) the rentals paid in accordance with the leasing agreements did not exceed the cap amount.

        After reviewing the connected transactions above, the independent directors of Sinopec Corp. confirmed the following:

        (a)the leasing agreements mentioned above:

           (i)   have been concluded on normal business and procedures;

           (ii) have been completed on commercial terms (the terminology hereby referred to that applicable to transactions of similar nature, and shall be made by similar Chinese entities);or (b) (where there is no available comparison), on terms that are fair and reasonable so far as the independent shareholders of Sinopec Corp. are concerned; and

           (iii) have been completed in accordance with the formal provisions of the standard leasing agreement;

       (b) The total rentals incurred in Sinopec Corp.'s fiscal year under the leasing agreement have not exceeded the cap amount for the relevant fiscal year.

       In 2003, the Company will rent around 983 petrol stations from certain subsidiaries of Sinopec Group Company, and will sign around 983 leasing agreements. Each new agreement shall expire on December 31, 2003, with a term of one year. It is expected that the rentals incurred in 2003 under the new leasing agreements shall be around RMB120 million (or about HK$113.1 million). For details, see the relevant announcements published in China Securities News, Shanghai Securities News and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on April 29, 2002 and January 20, 2003.

    (3)Connected Transactions Regarding 450 thousand tonnes PTA per year

       Sinopec Yizheng Chemical Fibre Company Limited ("Yizheng") entered into the following agreements in respect of the construction and design of a PTA production plant with annual production capacity of 450,000 tonnes of PTA and the construction of auxiliary facilities with five legal persons of Sinopec Group Company.

       (I) Construction design agreement

          a  Date of signing: August 13, 2001

          b  Parties: Yizheng and CPC Construction Co., Ltd.

          c This agreement is mainly for the detail design of the PTA Project and the auxiliary facilities in relation to the PTA Project.

          d The consideration payable by Yizheng under this agreement is RMB42,760,000 payable in cash (equivalent to approximately by HK$40,301,602) which was determined after arm's length negotiations.

       (II) Component installation construction agreement

          a  Date of signing: November 16, 2001

          b  Parties: Yizheng and CPC The Second Construction Co., Ltd.

          c This agreement is mainly for the construction of the main component of the PTA project and relevant auxiliary facilities.

          d After an open tender process the consideration payable by Yizheng under this agreement is RMB40,409,330 payable in cash (equivalent to approximately HK$38,086,079).

       (III) PX storing section and relevant auxiliary facilities construction agreement a  Date of signing: November 16, 2001

          b  Parties: Yizheng and CPC The Fifth Construction Co., Ltd.

          c This agreement is mainly for the construction of storage tanker in PX storing section of the PTA Project and relevant auxiliary facilities.

          d After an open tender process the consideration payable by Yizheng under this agreement is RMB8,000,000 payable in cash (equivalent to approximately HK$7,540,056).

       (IV)  Waste water treatment plant construction contract

          a  Date of signing: August 31, 2001

          b  Parties: Yizheng and CPC The Fifth Construction Co., Ltd.

          c This agreement is mainly for the construction of waster water treatment plant for the PTA Project.

          d After an open tender process the consideration payable by Yizheng under the Agreement is RMB31,000,000 payable in cash (equivalent to approximately HK$29,217,719).

       (V) Construction of auxiliary facilities within the PTA Project's construction site and some tankers outside the project site agreement a  Date of signing: November 16, 2001

          b  Parties: Yizheng and Yizheng Chemical Installation & Maintenance
M            Engineering Company

          c This agreement is mainly for the construction of auxiliary facilities within the PTA Project's construction site and some tankers outside the PTA Project site.

          d After an open tender process the consideration payable by Yizheng under this agreement is RMB75,000,000 payable in cash (equivalent to approximately HK$70,688,030).

       (VI) Construction of non-standard auxiliary facilities within the PTA Project site agreement.

          a  Date of signing: November 16, 2001

          b Parties: Yizheng and Yizheng Chemical Installation & Maintenance Engineering Company

          c This agreement is mainly for the construction of non-standard auxiliary facilities within the PTA Project site.

          d After an open tender process the consideration payable by Yizheng under this agreement is RMB2,171,066.38 payable in cash (equivalent to approximately HK$2,046,245).

       The aggregate consideration for the above six agreements is RMB199,340,396.38 (equivalent to approximately HK$187,879,732), and 40% of the agreements' total consideration is to be paid from internal resource of Yizheng. The remaining 60% is financed by bank loan.

       As those legal persons are either directly or indirectly wholly-owned subsidiaries of Sinopec Group Company and Sinopec Group Company is the holding company of Sinopec Corp. and Yizheng, and Yizheng is a subsidiary of Sinopec Corp. Under Chapter 14 of the Listing Rules of the Hong Kong Stock Exchange, the legal persons are connected persons of Sinopec Corp. Thus, the transactions constitute connected transactions of Sinopec Corp. under the Listing Rules.

CORPORATE GOVERNANCE

1   Improvement of Corporate Governance

    The year 2002 was a year of corporate governance initiated by domestic and foreign regulatory authorities and the capital market. In 2002, China Securities Regulatory Commission and the State Economic and Trade Commission jointly announced the Principles for the Corporate Governance of Listed Companies; the Hong Kong Stock Exchange announced the Consultation Paper on Proposed Amendments to the Listing Rules Relating to Corporate Governance; and the US Government announced Sarbanes-Oxley Act of 2002. Sinopec Corp. timely followed and paid great attentions to the trends of the regulations in the places where it is listed, conscientiously studied and rapidly put forward the relevant measures and further improved its corporate governance mechanism. In 2002, Sinopec Corp. mainly did the following jobs in respect of corporate governance:

    (1)Taking advantage of the opportunity of the Examination of the Establishment of Modern Enterprise System in Listed Companies jointly initiated by the State Economic and Trade Commission and China Securities Regulatory Committee and the circuit examination carried out by Beijing Securities Administration Office under China Securities Regulatory Committee, Sinopec Corp. organized trainings to strengthen the sense of good faith and responsibility among the directors, supervisors and the other senior executives and enhanced and promoted all the employee's awareness of working in a listed company.

    (2)In strict compliance with the latest laws, rules and regulations promulgated by the relevant domestic and foreign regulatory authorities, Sinopec Corp. comprehensively and systematically constituted and amended its Articles of Association, Rules of Procedures for Shareholders' General Meeting, Rules of Procedures for the Board of Directors and Rules of Procedures for the Supervisory Committee. The above documents have been passed at the 28th meeting of the first session of the Board of Directors and are subject to approval by the first 2003 extraordinary general meeting and the relevant government authority.

    (3)Sinopec Corp. disclosed information to the investors in a prudent and responsible way for increasing Sinopec Corp.'s transparency. By these means such as public announcement, road show, teleconference, one-to-one interview and Sinopec Corp.'s website, Sinopec Corp. accurately, completely and timely briefed the domestic and foreign investors on the situations of the Company, prepared and signed annual report with a prudent and responsible attitude and strengthened communication with the investors for further increasing Sinopec Corp.'s transparency.

    Sinopec Corp.'s efforts and practice in the aspect of corporate governance has been fully affirmed by the capital market. In July 2002, Sinopec Corp. was elected by the magazine "Europe Currency" as the second in Hong Kong and China region and the first in China in respect of corporate governance in the emerging capital market; in December 2002, as one of the ten advanced listed companies, Sinopec Corp. introduced its experience at the Conference for Exchanging and Summarizing the Experience of Modern Enterprise System Construction in Listed Companies jointly held by the State Economic and Trade Commission and China Securities Regulatory Commission; and in December 2002, Sinopec Corp. was granted the Prize for China's Top Ten Companies in Corporate Governance in 2002 by the Asset Benchmark Research Center.

    In 2003, Sinopec Corp. will further optimize the composition of the members of the Board of Directors and the Supervisory Committee when electing members for a new term of office, strengthen training for the newly elected members of the second session of the Board of Directors and the second session of the Supervisory Committee and the other senior executives, give full play to the functions of the professional committees (especially the Audit Committee) under the Board of Directors, promptly understand and strictly abide by the latest requirements of the securities regulatory authorities of the places where Sinopec Corp. is listed (especially the securities regulatory authority of the US), improve its internal control system, set up an information disclosure committee for ensuring high-quality information disclosure to the investors and formulate a code of senior executives' occupational ethics and conducts for continuously improving Sinopec Corp.'s corporate governance level.

2   INDEPENDENT DIRECTORS' PERFORMANCE OF THEIR DUTIES

    In this reporting period, the independent directors performed their duties in strict compliance with the relevant laws, rules and regulations and actively participated in Sinopec Corp.'s decision making with a diligent and responsible attitude, and all meetings of the Board of Directors were attended by independent directors. In the aspects such as Sinopec Corp.'s development strategy, the promotion of competitiveness and investment, the independent directors put forward many constructive comments and advices and independently examined the important connected transactions, including the transactions concerning Sinopec Corp.'s exchange of some of its assets for supplementary businesses with the parent company's petrol stations, Sinopec Corp.'s lease of Sinopec Group Company's petrol stations and the 450 thousand tones per year PTA project of Yizheng Chemical Fiber Co., Ltd.

3   SEPARATION OF SINOPEC CORP. FROM ITS CONTROLLING SHAREHOLDER

    Sinopec Corp. has already been separated from its controlling shareholder, Sinopec Group Company, in the aspects such as business, personnel, assets, organization and finance and has its own independent and complete businesses and the ability of independent management and operation.

4   EXAMINATION AND INCENTIVE MECHANISM FOR SENIOR EXECUTIVES

    Sinopec Corp. has established and continuously pursues a fair and transparent standard of performance appraisal and an incentive and constraint mechanism for the directors, supervisors and the other senior executives. It has formulated and implemented such incentive policies as the Key Performance Appraisal and Salary Incentive Plan for the Senior Executives of Sinopec Corp., the Plan of Stock Appreciation Right for the Senior Executives of Sinopec Corp. and the Detailed Rules on the first Granting of Stock Appreciation Right for the Senior Executives of Sinopec Corp. The stock appreciation right was not exercised yet in this reporting period.

SUMMARY OF SHAREHOLDERS' MEETINGS

During this reporting period, Sinopec Corp. held one Shareholders' General Meeting, being the 2001 Annual General Meeting, in strict compliance with the procedures of notification, convening and holding as stipulated in the relevant laws, rules and regulations and Sinopec Corp.'s Articles of Association. The following resolutions were examined and adopted at the meeting held at 21st Century Hotel, Beijing on June 13, 2002:

i   Report of the Board of Directors of Sinopec Corp. for the year 2001.

ii  Report of the Supervisory Committee of Sinopec Corp. for the year 2001.

iii Audited financial statements and consolidated financial statements of Sinopec Corp. for the year 2001.

iv Profit distribution plan of Sinopec Corp. and the appropriation of year-end dividend for the year 2001.

v Approval of the reappointment of KPMG Peat Marwick Huazhen and KPMG respectively as the domestic and international auditors of Sinopec Corp. for the year 2002 and the resolution of authorizing the Board of Directors to determine their remunerations.

vi Authorization of the Board of Directors to decide on matters concerning the appropriation of interim dividend.

vii The special resolution of approving the amendment to Section 2, Article 13 of the Articles of Association.

Details of the Annual General Meeting of Sinopec Corp. for the year 2001 and Haiwen Law Firm's participation in the meeting and presentation of its legal opinion were set out in the announcements published in China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) on June 14, 2002.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. has pleasure in presenting their report for the year ended December 31, 2002.

1   The Board of Directors

    All the members of the Board of Directors of Sinopec Corp. have carried out their duties in accordance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and have faithfully implemented the resolutions passed at the Annual General Meeting and proceeded with such matters proactively.

    During this reporting period, ten Board meetings were held, of which seven meetings were held by way of written resolutions, details of which are as follows:

    (1)Board Meetings

       i The seventeenth meeting of the first session of the Board of Directors was held on January 10, 2002 by way of written resolutions. Resolutions for providing relevant documents for the loan to the Shanghai Secco joint venture project as well as resolutions for adjusting the functions of the Materials and Supply Department were reviewed and passed.

       ii The eighteenth meeting of the first session of the Board of Directors was held on March 11, 2002 by way of written resolutions. Resolutions regarding capital operation were reviewed and passed.

       iii The nineteenth meeting of the first session of the Board of Directors was held at the headquarters of Sinopec Corp. on March 28, 2002. The report of 2001 Business Review and 2002 Business Prospects of Sinopec Corp., the preliminary profit appropriation plan for 2001 and the policy for dividend appropriation in 2002, the Report on Operating Performance and Financial Position in 2001, the 2001 Financial Statements audited by KPMG Huazhen and KPMG, the 2001 Work Report of the Board of Directors and the submission of the report to the 2001 Annual General Meeting for approval, the 2001 Annual Report, the summary of the annual report and the report on submission of Form 20-F to U.S. Securities and Exchange Commission, and the Report on 2002 Financial Budget were reviewed and passed. Details of the nineteenth meeting of the first session of the Board of Directors of Sinopec Corp. were set out in the announcement of the resolutions published in China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) in Hong Kong on March 29, 2002.

       iv The twentieth meeting of the first session of the Board of Directors was held on April 26, 2002 by way of written resolutions. The Quarterly Report for the First Quarter of 2002, the announcement of the 2001 Annual General Meeting, the proposal on the transfer of the holding rights of Sinopec Hubei Xinghua Co., Ltd., the proposal on the amendment to Section 2, Article 13 of the Articles of Association and the proposal on the lease of Sinopec Group Company's petrol stations were reviewed and passed.

       v The twenty-first meeting of the first session of the Board of Directors was held on June 28, 2002 by way of written resolutions, whereby the Self-examination Report on the Establishment of Modern Enterprise System in the Listed Company and the Report of Self-examination by Controlling Shareholders of the Listed Company were reviewed and approved.

       vi The twenty-second meeting of the first session of the Board of Directors was held on August 9, 2002 by way of written resolutions. Resolutions on the realization of forecasted profit in 2001, resolutions on providing guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., resolutions on connected transactions between Sinopec Yizheng Chemical Fiber Co., Ltd. and five subsidiaries of Sinopec Group Company in the 450,000 tonnes/year PTA Company project and the resolutions on providing stock mortgage to Yangzi BASF joint venture project were reviewed and approved.

       vii The twenty-third meeting of the first session of the Board of Directors was held on August 16, 2002 at the headquarters of Sinopec Corp. The Report on Operations in the first half of 2002 and Operations Plan for the second half of the year, the Report on Operating Performance and Financial Position in the first half of 2002, the profit distribution plan for the first half of 2002, the financial statements for the first half of 2002 audited by KPMG Huazhen and KPMG, the 2002 Interim Report of Sinopec Corp. and the Summary of the 2002 Interim Report were reviewed and approved.

       viii The twenty-fourth meeting of the first session of the Board of Directors was held on September 25, 2002 by way of written resolutions, whereby the proposal on the redemption of the core petrochemical assets of Sinopec Hubei Xinghua Co., Ltd. and the relevant authorization were reviewed and approved.

       ix The twenty-fifth meeting of the first session of the Board of Directors was held on October 30, 2002 by way of written resolutions, whereby the Quarterly Report for the Third Quarter of 2002 was reviewed and approved.

       x The twenty-sixth meeting of the first session of the Board of Directors was held on December 19, 2002 at the headquarters of Sinopec Corp., whereby the Work Report of the President's Team, the resolutions on capital operation and the relevant authorization, the resolutions on the Company's swap of some of its assets of supplementary businesses with Sinopec Group Company's petrol stations and the relevant authorization were reviewed and passed.

2   MEETINGS OF PROFESSIONAL COMMITTEES

    During this reporting period, the Audit Committee under the Board of Directors held two meetings.

    i The first meeting of the first session of the Audit Committee was held on March 26, 2002 at the headquarters of Sinopec Corp., whereby the Explanations on the Operating Performance and Financial Position in 2001 and the Explanations on KPMG's Annual Audit Adjustment for 2001 were reviewed and the Opinions on the Review of the 2001 Financial Statements was issued.

    ii The second meeting of the first session of the Audit Committee was held on August 15, 2002 at the headquarters of Sinopec Corp., whereby the Explanations on the 2002 Interim Operating Performance and Financial Position and the Explanations on KPMG's 2002 Interim Audit Adjustment were reviewed and the Opinions on the Review of 2002 Interim Financial Statements was issued.

3   RESULTS

    The results of the Company for the year ended December 31, 2002 and its financial position as at that date and its analysis are set out on page 114 to page 142 in this Annual Report.

4   DIVIDEND

    At the 31st meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare allcoation of a final dividend of RMB 0.08 per share (including tax). After the interim cash dividend is deducted, the year end dividend/share for allocation would be RMB 0.06 and the total cash dividend for the full year would amount to RMB 6.936 billion. The allocation proposal will be effective after the submission has been approved at the 2002 Annual General Meeting of Sinopec Corp. The proposed year end dividend will be paid on or before Friday, July 18, 2003 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, June 20, 2003. The register of members of Sinopec Corp.'s H shares will be closed from Monday, June 16, 2003 to Friday, June 20, 2003 (both dates inclusive). In order to qualify for the year end dividend for H shares, all share certificates, accompanied by the transfer forms, must be lodged with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 pm on Friday, June 13, 2003 for registration.

    Dividend will be denominated and declared in Renminbi. The dividend for domestic shares will be paid in Renminbi and the dividend for foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.

    Generally, an individual shareholder of H shares or a holder of American Depository Receipts (ADRs) who is resident and domiciled in the UK will be liable to UK income tax on the dividend received from Sinopec Corp. Where a shareholder of H shares receives dividend from Sinopec Corp. without deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate rate (currently 10 % in the case of a taxpayer of a basic rate a lower rate, and 32.5 % in the case of a taxpayer of higher rate). Where tax is withheld from the dividend, credit will be given against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. Sinopec Corp. will assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current Chinese-UK Double Taxation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is 10% of the gross dividend.

    UK resident shareholders of H shares or holders of ADRs who are individuals not domiciled in the UK will only be liable to income tax on any dividend from Sinopec Corp. to the extent that it is remitted to the UK.

    Generally, a shareholder of H shares or a holder of ADRs which is a UK tax resident company will be liable to UK corporation tax on dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADRs which is a UK tax resident company may be entitled to relief for "underlying" tax paid by Sinopec Corp. or its subsidiaries.

5   MAJOR SUPPLIERS AND CUSTOMERS

    The total purchase from the five largest suppliers represented 35% of the total purchase of the Company and the total purchase from the largest supplier represented 13% of the total purchase of the Company. Sales to the five largest customers of the Company represented 16% of the total annual sales of the Company.

    During this reporting period, except for the connected transactions with the controlling shareholder, Sinopec Group Company, as disclosed in
    Section IX of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

6   BANK LOANS AND OTHER BORROWINGS

    Details of bank loans and other borrowings of the Company as at December 31, 2002 are set out in Note 26 of the Financial Statements prepared under with IFRS in this Annual Report.

7   FIXED ASSETS

    During this reporting period, changes to the fixed assets of the Company are set out in Note 17 of the Financial Statements prepared under IFRS in this Annual Report.

8   RESERVES

    During this reporting period, changes to the reserves of the Company are set out in the Consolidated Statement of Changes in Shareholders' Equity in the Financial Statements prepared under IFRS in this Annual Report.

9   DONATIONS

    During this reporting period, donations made for charitable purposes amounted to approximately RMB 66 million.

10  PRE-EMPTIVE RIGHTS

    Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

11  PURCHASE, SALES AND REDEMPTION OF SHARES

    During this reporting period, the Company has not purchased, sold or redeemed any securities of Sinopec Corp.

12  COMPLIANCE WITH THE CODE OF BEST PRACTICE

    The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.



By Order of the Board
Li Yizhong
Chairman

Beijing, the PRC, 28 March 2003

REPORT OF THE SUPERVISORY COMMITTEE

To all shareholders:

During this reporting period, all members of the Supervisory Committee faithfully fulfilled their supervising duties to safeguard the interests of Sinopec Corp. and its shareholders in accordance with the Company Law of the People's Republic of China and the Articles of Association of Sinopec Corp.

During this reporting period, the Supervisory Committee convened two meetings. At the tenth meeting of the first session of the Supervisory Committee held on March 28, 2002, the members of the Supervisory Committee were reported on the explanations on the operating performance and financial position of Sinopec Corp. in 2001 and on the relevant matters concerning KPMG's audit report. The Committee reviewed and passed the 2001 Financial Statements of Sinopec Corp. and the 2001 Report of the Supervisory Committee of Sinopec Corp., and reviewed and approved the 2001 Annual Report of Sinopec Corp. and the 2002 Financial Budget Report of Sinopec Corp. The relevant resolutions approving the same were passed. At the eleventh meeting of the first session of the Supervisory Committee held on August 16, 2002, the members of the Supervisory Committee were reported on the operating performance and financial position of Sinopec Corp. in the first half of 2002 and the explanations on KPMG's audit report. The Committee reviewed and passed the 2002 Interim Financial Statements of Sinopec Corp. and the 2002 Interim Report of Sinopec Corp. The relevant resolutions approving the same were passed.

In 2002, by reviewing of the Company's financial statements and carrying out investigation and inspections, the Supervisory Committee effectively supervised the Company's financial position and the senior executives' performance of their duties. In the opinion of the Supervisory Committee, in 2002, Sinopec Corp. abided by the operation principles of standardization, precision and integrity and carried out operations in strict compliance with the relevant law and regulations; the Company's economic benefits achieved stable growth; and the Company's overall strength was further enhanced.

First, the financial statements for 2002 have been prepared in compliance with the PRC Accounting Rules and Regulations and IFRS, and the accounting policy has been consistent. The figures in the statements truly and fairly reflect the financial position and operating performance of Sinopec Corp. In 2002, Sinopec Corp. overcame many unfavorable factors such as the decrease in oil prices in the early part of the year and the appearance of more uncertainties in the market, implemented the operating strategy of "expanding resources, expanding markets, reducing costs, disciplining investments" and realized the goals of both operation and economic benefit. The costs of all the four segments, namely, exploration and production, refining, chemicals and marketing and distribution have been controlled within the budgets. Under the PRC Accounting Rules and Regulations, the Company achieved a sales revenue of RMB324.184 billion and the net profit of RMB14.121 billion from its principal operations. Under IFRS, the Company's sales revenue and net profit were RMB340.042 billion and RMB16.080 billion, respectively.

Secondly, the Company's asset reorganization and capital operation were in conformity with the relevant regulations and effective. By taking such measures as asset reorganization, Sinopec Corp. further optimized its upstream oil and gas resources and enhanced the integration of asset resources, production and marketing of its lubricating oil subsidiaries. The use of proceeds raised did not exceed the boundary of what the Company had promised. Sound capital operation further clarified the relationship between Sinopec Corp. and its subsidiaries. As for the transactions such as the transfer of the state-owned shares of Hubei Xinghua Co., Ltd. and the redemption of the said company's core petrochemical assets, the Supervisory Committee is of the opinion that the pricing of transfer and redemption are fair and reasonable, and neither the shareholders' interests were infringed nor it caused a reduction of the assets of Sinopec Corp.

Thirdly, the Company's internal management was further strengthened. In respect of production and marketing, the Company established a mechanism of co-ordination and centralized decision-making, strengthened the linking of industrial chain which gave full play to the advantages of the integration of the upstream, midstream and downstream businesses, adjusted its marketing strategy, flexibly adapted itself to changes in the market and realized the maximum overall efficiency. The Company also made progress in the pilot program in refining and marketing subsidiaries for management hierarchy reduction and specialization. In respect of financial management, the Company emphatically strengthened budget management, centralized cash management and cost control. In respect of materials procurement management, the Company newly promulgated regulations such as the Detailed Rules for the Implementation of Centralized Materials Procurement by the Headquarters of Sinopec Corp., which further standardized the behavior of materials procurement and achieved progress in centralized management by dedicated departments, centralized procurement and online procurement.

Fourthly, the operation of connected transactions was in conformity with the relevant regulations. The Supervisory Committee is of the opinion that all connected transactions between the Company and Sinopec Group Company were in conformity with the relevant regulations of the Hong Kong Stock Exchange and Shanghai Stock Exchange, and that the pricing of the connected transaction of assets swap that happened was reasonable, fair and in compliance with the principle of "fairness, justness and openness". Neither the interests of the non-connected shareholders nor Sinopec Corp. were found infringed.

Fifthly, the senior management including the Directors and the President of Sinopec Corp. adhered to the principles of diligence and integrity, and faithfully carried out business operations aiming at maximizing the interests of the Company. The Supervisory Committee was not aware of any violation of laws, regulations and the Articles of Association of Sinopec Corp., or any infringement of the shareholders' interests by the above personnel during the discharge of their duties in this reporting period.

In the year ahead, the Supervisory Committee will focus on the research and investigations on the execution of the fixed asset investment plan, asset acquisition or swap, the operation of connected transactions, the improvement and implementation of internal control and the execution of financial budget. The Supervisory Committee will further strengthen its supervision and investigation on the Company's financial conditions and, based on the principle of moving ahead in an aggressive spirit and of integrity, perform its supervisory functions thoroughly promoting the growth of the Company's profit in 2003 and safeguarding the shareholders' interests.


Yu Qingbo
Chairman of the Supervisory Committee

Beijing, the PRC, March 28, 2003
directors, supervisors, senior management and Employees

1   GENERAL INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

    (1)Directors

       Li Yizhong, 57, Chairman of the Board of Directors of Sinopec Corp. Mr. Li is also President of China Petrochemical Corporation. Mr. Li graduated from Beijing Petroleum Institute in July 1966 specialising in refining engineering. Mr. Li is a professor level senior engineer and has over 30 years' management experience in China's petroleum and petrochemical industry. From December 1984 to July 1987, Mr. Li was President of Qilu Petroleum and Petrochemical Company under China Petrochemical Corporation before the industry reorganisation ("Old Sinopec"). From July 1987 to August 1997, Mr. Li was Vice President and then Managing Vice President of Old Sinopec . From August 1997 to April 1998, Mr. Li served as Chairman and President of China East United Petrochemical Group Company Limited, and Chairman of Yizheng Chemical Fibre Company Limited. Mr. Li has been President of China Petrochemical Corporation since April 1998. Mr. Li was elected as 2002 CCTV Celebrity of Economy, and he was also elected as the member of 16th session central committee of the Chinese Communist Party in November 2002. Mr Li was elected as Director and Chairman of the Board of Directors of Sinopec Corp. in February 2000.

       Chen Tonghai, 54, Vice Chairman of the Board of Directors of Sinopec Corp. Mr. Chen is also Vice President of China Petrochemical Corporation. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in exploration engineering. Mr. Chen is a senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From March 1983 to December 1986, Mr. Chen was Deputy Head and then Head of Zhenhai Petroleum and Petrochemical Plant under Old Sinopec. From December 1986 to July 1989, Mr. Chen served as Deputy Mayor of Ningbo City. From July 1989 to June 1991, Mr. Chen served as Deputy Managing Director of Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994 , Mr. Chen served as Mayor of Ningbo City, Zhejiang Province. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Development and Planning Commission. Mr. Chen has been Vice President of China Petrochemical Corporation since April 1998. Mr. Chen was elected as Director and Vice Chairman of the Board of Directors of Sinopec Corp. in February 2000.

       Wang Jiming, 60, Director and President of Sinopec Corp. Mr. Wang graduated from East China Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in China's petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical Plant under Old Sinopec. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President of Old Sinopec and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Wang is President of Sinopec Corp. and was also elected as Director in February 2000. Since December 2001, Mr. Wang has also been Chairman of Shanghai SECCO Petrochemical Company Limited.

       Mou Shuling, 58, Director and Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum exploration engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, Mr. Mou served as Deputy Director and Director of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Mou is Vice President of Sinopec Corp. and was also elected as Director in February 2000.

       Zhang Jiaren, 58, Director, Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in China's petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under Old Sinopec. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Chemical Company. Mr. Zhang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Zhang is Vice President of Sinopec Corp. and was also elected as Director of Sinopec Corp. in February 2000 and then Chief Financial Officer in March 2000.

       Cao Xianghong, 57, Director and Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Petrochemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is a professor level senior engineer and an academician of the China Academy of Engineering. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Vice President and Chief Engineer of Beijing Yansan Petrochemical Company under Old Sinopec. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yansan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao is Vice President of Sinopec Corp. and was also elected as Director in February 2000.

       Wang Yi, 46, Director of Sinopec Corp. Mr. Wang graduated from Peking University majoring in Chinese history in August 1982. He then obtained a master's degree from Peking University in contemporary Chinese history in December 1984. In June 1997, Mr. Wang obtained a doctorate degree in economics from Southwest Finance University. Mr. Wang was engaged in policy research, financial securities administration and management over a long period of time, and has accumulated extensive experience in these areas. From October 1985 to September 1992, he was Secretary of the Bureau of Central Government Consultant Committee . From September 1992 to October 1995, he was Deputy Director of Office of Securities Commission under the State Council. From October 1995 to January 1999, he was Vice Chairman of China Securities Regulatory Commission ("CSRC"). He has been Vice President of China Development Bank since January 1999. Mr. Wang was elected as Director of Sinopec Corp. in August 2001.

       Zhang Enzhao, 56, Director of Sinopec Corp. Mr. Zhang graduated from Fudan University specialising in Finance in July 1984. He is a senior economist. Mr. Zhang has been working in the financial management for many years, and has accumulated extensive experience in this area. From July 1984 to January 1986, he was Vice President of China Investment Bank Shanghai Branch. From January 1986 to June 1987, he was Vice President of China Construction Bank Shanghai Branch. From June 1987 to September 1999, he was President of China Construction Bank Shanghai Branch. From September 1999 to January 2002, he was Vice President of China Construction Bank. He has been President of China Construction Bank since January 2002. Mr. Zhang was elected as Director of Sinopec Corp. in August 2001.

       Chen Qingtai, 65, Independent Non-executive Director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and professor. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works and Chairman of Shenlong Automobile Works Ltd.. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. Mr. Chen has been Vice Minister of State Council Development and Research Center and a member of the 9th session of Chinese People's Political Consultative Conference since March 1998. Since July 2000, he has been Director of the Public Management College under Tsinghua University. Mr. Chen was elected as Independent Non-executive Director of Sinopec Corp. in February 2000.

       Liu Guoguang, 79, Independent Non-executive Director of Sinopec Corp. Mr. Liu is a well-known economist in China and is a Member of the Standing Committee of the 8th National People's Congress. Mr. Liu graduated from National Southwest United University in 1946 specialising in economics. He later graduated from the Graduate School of Moscow National Institute of Economics in 1955, where he obtained a researcher qualification and doctorate degree. From 1955 to 1982, Mr. Liu served as Researcher and Vice President of Economic Research Institute of China Academy of Social Science and as Deputy Director of the National Statistics Bureau. From 1982 to 1983, Mr. Liu served as Vice Chancellor of China Academy of Social Science and President of Economic Research Institute of China Academy of Social Science. Since 1993, Mr. Liu has been a special consultant for China Academy of Social Science. Mr. Liu was elected as Independent Non-executive Director of Sinopec Corp. in February 2000.

       Ho Tsu Kwok Charles, 53, Independent Non-executive Director of Sinopec Corp. Mr. Ho is Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint venture between a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies for Global China Investments Limited. Mr. Ho is Chairman of Global China Investments Holdings Limited and Non-executive Director of Sing Tao Holdings Limited, and a non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a member of Economic Consultative Advisor to Shandong provincial government. He is a member of the Board of Trustees of the University of International Business and Economics of China and Honorary member of the Board of Trustees of Peking University and Chinese University of Hong Kong. Mr. Ho was elected as Independent Non-executive Director of Sinopec Corp. in June 2000.

       Huang Min, female, 59, Employee Representative Director of Sinopec Corp. Ms. Huang graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum exploration engineering. She is a professor level economist. Ms. Huang has extensive experience in personnel management in petroleum industry. Ms. Huang was President of the Labour Union of Shengli Petroleum Administration Bureau from December 1992 to December 2002. She was elected as Employee Representative Director of Sinopec Corp. in February 2000.

       Information of Directors
----------------------------------------------------------------------------------------------------------------------------------
                                                                Position with                   Paid (P) or       Sinopec Corp.'s
       Name               Gender       Age                      Sinopec Corp.   Term of Office   Unpaid (U)         Shares Held
                                                                                                              (as at 31st December)
                                                                                                                  2001         2002
----------------------------------------------------------------------------------------------------------------------------------
       Li Yizhong              M       57                            Chairman    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Chen Tonghai            M       54                       Vice Chairman    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Wang Jiming             M       60                 Director; President    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Mou Shuling             M       58            Director; Vice President    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Zhang Jiaren            M       58        Director; Vice President and    2000.2-2003.4            P          0           0
                                                      Chief Financial Officer
----------------------------------------------------------------------------------------------------------------------------------
       Cao Xianghong           M       57            Director; Vice President    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Wang Yi                 M       46                            Director    2001.8-2003.4            U          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Zhang Enzhao            M       56                            Director    2001.8-2003.4            U          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Chen Qingtai            M       65  Independent Non-executive Director    2000.2-2003.4            U          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Liu Guoguang            M       79  Independent Non-executive Director    2000.2-2003.4            U          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Ho Tsu Kwok Charles     M       53  Independent Non-executive Director    2000.6-2003.4            U          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Huang Min               F       59    Employee Representative Director    2000.2-2003.4            P          0           0
----------------------------------------------------------------------------------------------------------------------------------
       Note: Mr. Wang Yi and Mr. Zhang Enzhao receive salary from China Development Bank and China Construction Bank, respectively.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (CONTINUED)

    (2)Supervisors

       Yu Qingbo, 65, Chairman of the Supervisory Committee of Sinopec Corp.
       Mr. Yu graduated from Harbin Military Engineering Institute in April
       1964 specialising in automation. Mr. Yu is a professor level senior economist. He has extensive experience in personnel supervision and management. From August 1983 to September 1995, Mr. Yu served as Deputy
       Director of the General Administrative Office and Deputy Secretary
       General of the Organization Department of the CPC. From September 1995 to July 2001, Mr. Yu was Director of Disciplinary Supervisory Committee of Old Sinopec and China Petrochemical Corporation. Mr. Yu was elected as Supervisor and Chairman of the Supervisory Committee of Sinopec
       Corp. in February 2000.

       Wang Zuoran, 52, Supervisor of Sinopec Corp. Mr. Wang graduated from
       Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level economist and he has extensive experience in the management of petrochemical industry. From July 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum
       Administration Bureau. From February 2000 to July 2001, Mr. Wang was
       Assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China
       Petrochemical Corporation since July 2001. He was elected as Supervisor of Sinopec Corp. in February 2000.

       Zhang Chongqing, 58, Supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level economist. From April 1991 to February 1993, Mr. Zhang served as Deputy
       President of Planning Institute of Old Sinopec. From February 1993 to
       December 1998, Mr. Zhang served as Deputy Director and Director of
       General Administrative Office of Old Sinopec. Mr. Zhang has been
       Director of General Administrative Office of China Petrochemical
       Corporation since December 1998. Mr. Zhang was elected as Supervisor of
       Sinopec Corp. in February 2000.

       Wang Peijun, 57, Supervisor of Sinopec Corp. Mr. Wang graduated from
       Northeast Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June
       1989 to August 1991, Mr. Wang was Head of Qilu Petroleum and
       Petrochemical Company under Old Sinopec. From August 1991 to December
       1998, he served as Deputy Director and Director of Human Resources
       Department of Old Sinopec. Since December 1998, Mr. Wang has been
       Director of Human Resources Department of China Petrochemical
       Corporation. Mr. Wang was elected as Supervisor of Sinopec Corp. in
       February 2000.

       Wang Xianwen, 58, Supervisor of Sinopec Corp. Mr. Wang graduated from
       Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr.
       Wang served as Deputy Manager of Jinzhou Petrochemical Company of Old
       Sinopec. From March 1990 to December 1998, Mr. Wang served as Deputy
       Director and Director of Old Sinopec's Auditing Bureau. Mr. Wang has been Head of China Petrochemical Corporation's Auditing Bureau since
       December 1998. Mr. Wang has been Director of Sinopec Corp.'s Auditing
       Bureau since February 2000. Mr. Wang was elected as Supervisor of
       Sinopec Corp. in February 2000.

       Hou Shaojian, 60, Supervisor of Sinopec Corp. Mr. Hou graduated from
       Shandong University in July 1967 specialising in chemistry. He is a professor level senior economist. Mr. Hou previously served as Deputy
       Director of Lanzhou Chemical Industrial Company and President of Urumqi
       Petrochemical Works under Old Sinopec from June 1983 to March 1997.
       From March 1997 to March 2001, Mr. Hou was Deputy Director of
       Disciplinary Supervision Committee and Director of Supervisory Bureau of Old Sinopec and China Petrochemical Corporation. Since March 2001,
       Mr. Hou has been a researcher of the Supervisory Bureau of China
       Petrochemical Corporation. Mr. Hou was elected as Supervisor of Sinopec
       Corp. in February 2000.

       Jiang Baoxing, 57, Employee Representative Supervisor of Sinopec Corp.
       Mr. Jiang graduated from Shanghai Television University in September
       1987, specialising in political science and administration. He is a senior economist. Mr. Jiang was Chairman of the Labor Union of Shanghai
       Petrochemical General Plant of Old Sinopec from August 1990 to June
       1993. Mr. Jiang has been Chairman of the Labor Union and an executive director of Shanghai Petrochemical Company Limited since June 1993. Mr.
       Jiang was elected as Employee Representative Supervisor of Sinopec
       Corp. in February 2000.

       Cui Jianmin, 70, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor, certified accountant and has extensive management experience in audit and finance fields. From June 1983 to January 1985, Mr. Cui served as Director of
       Industry and Transportation Bureau of State Audit Office. From January
       1985 to April 1995, Mr. Cui has been Deputy Auditor-General and
       Managing Deputy Auditor-General of State Audit Office. Mr. Cui has been
       Chairman of the Chinese Certified Public Accountants Association since
       December 1995. Mr. Cui was elected as Independent Supervisor of Sinopec
       Corp. in April 2000.

       Information of Supervisors
------------------------------------------------------------------------------------------------------------------------------------
                                                                Position with                    Paid (P) or     Sinopec Corp.'s
       Name                  Gender       Age                   Sinopec Corp.   Term of Office    Unpaid (U)       Shares Held
                                                                                                              (as at 31st December)
                                                                                                                 2001         2002
------------------------------------------------------------------------------------------------------------------------------------
       Yu Qingbo                  M        65                 Chairman of the    2000.2-2003.4             P        0            0
                                                        Supervisory Committee
------------------------------------------------------------------------------------------------------------------------------------
       Wang Zuoran                M        52                      Supervisor    2000.2-2003.4             P        0            0
------------------------------------------------------------------------------------------------------------------------------------
       Zhang Chongqing            M        58                      Supervisor    2000.2-2003.4             P        0            0
------------------------------------------------------------------------------------------------------------------------------------
       Wang Peijun                M        57                      Supervisor    2000.2-2003.4             P        0            0
------------------------------------------------------------------------------------------------------------------------------------
       Wang Xianwen               M        58                      Supervisor    2000.2-2003.4             P        0            0
------------------------------------------------------------------------------------------------------------------------------------
       Hou Shaojian               M        60                      Supervisor    2000.2-2003.4             P        0            0
------------------------------------------------------------------------------------------------------------------------------------
       Jiang Baoxing              M        57         Employee Representative    2000.2-2003.4             P        0            0
                                                                   Supervisor
------------------------------------------------------------------------------------------------------------------------------------
       Cui Jianmin                M        70          Independent Supervisor    2000.4-2003.4             U        0            0
------------------------------------------------------------------------------------------------------------------------------------

    (3)Other Members of the Senior Management

       Wang Tianpu, 40, Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specialising in fundamental organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. He is a professor level senior engineer, and has accumulated relatively extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petroleum and Petrochemical Company under China Petrochemical Corporation. From February 2000 to September 2000, he was Vice President of China Petroleum & Chemical Corporation Qilu branch company. From September 2000 to August 2001, he was President of China Petroleum & Chemical Corporation Qilu branch company. Mr. Wang was appointed as Vice President of Sinopec Corp. in August 2001.

       Zhang Honglin, 60, Secretary to the Board of Directors of Sinopec Corp. Mr. Zhang graduated from Nanjing Chemical Institute in July 1967 specialising in chemical machinery engineering. Mr. Zhang is a professor level senior economist. From August 1986 to August 1988, Mr. Zhang served as Head of Research Institute of Petroleum and Petrochemical Industrial Science of Old Sinopec. From August 1988 to May 1997, Mr. Zhang served as Deputy Director of Enterprise Management Department and President of Shanlong Economic Development Company under Old Sinopec. From May 1997 to November 1997, Mr. Zhang was Director of Old Sinopec's Assets Operation and Management Department. From November 1997 to June 1998, he served as Director and Vice President of China Eastern United Petrochemical Group Company Limited. From June 1998 to December 2001, Mr. Zhang has been Director of China Petrochemical Corporation's Assets Operation and Management Department and Enterprise Reforming Department, and Director of Sinopec Corp.'s Secretariat to the Board of Directors. Mr. Zhang was appointed as Secretary to the Board of Directors of Sinopec Corp. in February 2000.

       Other Members of the Senior Management
------------------------------------------------------------------------------------------------------------------------------------
                                                                Position with                    Paid (P) or      Sinopec Corp.'s
       Name                  Gender       Age                   Sinopec Corp.   Term of Office    Unpaid (U)        Shares Held
                                                                                                               (as at 31st December)
                                                                                                                  2001        2002
------------------------------------------------------------------------------------------------------------------------------------

       Wang Tianpu                M        40                  Vice President         2001.8 -             P         0           0
------------------------------------------------------------------------------------------------------------------------------------
       Zhang Honglin              M        60                Secretary to the    2000.2-2003.4             P         0           0
                                                           Board of Directors
------------------------------------------------------------------------------------------------------------------------------------

2 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP.

    None of the directors or supervisors or senior management or any of their spouses or children under age of 18 had, as at 31st December 2002, any interests in any shares or debentures of Sinopec Corp. or its associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. or its associated corporations which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3   DIRECTORS' OR SUPERVIOSRS' INTERESTS IN CONTRACTS

    None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party subsisted at 31st December 2002 or at any time during the year.

    No director or supervisor has entered into any service contracts with Sinopec Corp., which is not terminable by Sinopec Corp. within one year without payment other than statutory compensation.

4   SALARIES OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

    Sinopec Corp. has established and is continuously enhancing a fair and transparent reward and supervision system for directors, supervisors and other senior management. Sinopec Corp. adopted initiative policies approved by the first extraordinary shareholders' meeting on 7th September 2000 such as the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management of Sinopec Corp., the Share Appreciation Rights Scheme of Sinopec Corp., and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme of Sinopec Corp.

    The directors and supervisors of Sinopec Corp. received their remuneration in the form of basic salary and performance rewards, including the amount granted by Sinopec Corp. to the directors and supervisors according to the retirement pension plan. During the reporting period, no share appreciation right is exercised.

    During this reporting period, directors in office (excluding directors and independent non-executive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and senior management were paid RMB1,822,757 in total as annual emoluments. The three highest paid directors and senior management respectively received RMB418,372 and RMB452,192 emoluments in total. Independent Non-executive Directors Mr. Chen Qingtai, Mr. Liu Guoguang and Mr. Ho Tsu Kwok Charles and Independent Supervisor Mr. Cui Jianmin each received RMB16,000 remuneration. Directors Mr. Wang Yi and Mr. Zhang Enzhao are not paid any emolument by Sinopec Corp.

    During this reporting period, amongst the 16 directors (excluding directors and independent non-executive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and senior management who are in office, one of them received annual emoluments for an amount of above RMB150,000, 11 of them received annual emoluments between RMB100,000 and RMB150,000, and 4 of them received annual emoluments between RMB50,000 and RMB100,000.

5   THE COMPANY'S EMPLOYEES

    As at 31st December 2002, the Company had a total of 418,871 employees, details are shown as follows:

    Breakdown according to operation departments structure:

---------------------------------------------------------------------------------------------------------------------
                                                                                     Number of        Percentage to
                                                                                     Employees      Total Employees
---------------------------------------------------------------------------------------------------------------------
    Exploration and Production                                                         144,142                34.4%
---------------------------------------------------------------------------------------------------------------------
    Refining                                                                            82,921                19.8%
---------------------------------------------------------------------------------------------------------------------
    Marketing and Distribution                                                          91,169                21.8%
---------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                           96,009                22.9%
---------------------------------------------------------------------------------------------------------------------
    R&D and Others                                                                       4,630                 1.1%
---------------------------------------------------------------------------------------------------------------------
    Total                                                                              418,871                 100%
---------------------------------------------------------------------------------------------------------------------

    Breakdown according to functions:

---------------------------------------------------------------------------------------------------------------------
                                                                                     Number of        Percentage to
                                                                                     Employees      Total Employees
---------------------------------------------------------------------------------------------------------------------
    Production                                                                         187,574                44.8%
---------------------------------------------------------------------------------------------------------------------
    Sales                                                                               89,901                21.5%
---------------------------------------------------------------------------------------------------------------------
    Technical                                                                           47,178                11.3%
---------------------------------------------------------------------------------------------------------------------
    Finance                                                                             11,471                 2.7%
---------------------------------------------------------------------------------------------------------------------
    Administration                                                                      34,446                 8.2%
---------------------------------------------------------------------------------------------------------------------
    Others                                                                              48,301                11.5%
---------------------------------------------------------------------------------------------------------------------
    Total                                                                              418,871                 100%
---------------------------------------------------------------------------------------------------------------------


    Breakdown according to education level:

---------------------------------------------------------------------------------------------------------------------
                                                                                     Number of        Percentage to
                                                                                     Employees      Total Employees
---------------------------------------------------------------------------------------------------------------------
    Master's degree or above                                                             2,657                 0.6%
---------------------------------------------------------------------------------------------------------------------
    University                                                                          42,669                10.2%
---------------------------------------------------------------------------------------------------------------------
    Tertiary education                                                                  64,757                15.5%
---------------------------------------------------------------------------------------------------------------------
    Technical/polytechnic school                                                        51,437                12.3%
---------------------------------------------------------------------------------------------------------------------
    Secondary, technical/polytechnic school or below                                   257,351                61.4%
---------------------------------------------------------------------------------------------------------------------

6   EMPLOYEES' RETIREMENT SCHEME

    Details of the employees' retirement scheme of the Company are set out in note 32 on the financial statements prepared under IFRS in this Annual
    Report.

    As at 31st December 2002, the Company had a total of 91,912 retired employees, and all of them have participated in basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND NON WHOLLY-OWNED SUBSIDIARIES

As at December 31, 2002, details of the principal wholly-owned and non wholly-owned subsidiaries of Sinopec Corp. and companies in which Sinopec Corp. holds shares are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                      Percentage
                                             of
                                          shares
                       Registered        held by                    Total
Name of Company     share capital  Sinopec Corp.                   assets             Net profit        Auditor       Principal
                     (RMB million)         (%)              (RMB million)          (RMB million)                      activities
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Beijing Yanhua      3,374          70.01         the results have       the results have        KPMG        Manufacturing
 Petrochemical Company                                yet to be published    yet to be published        Huazhen     of chemical
 Limited                                                                                                            products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Shengli Oilfield    30,028        100.00                   49,379                  7,062        KPMG        Exploration
  Company Limited                                                                                       Huazhen     and production
                                                                                                                    of crude oil
                                                                                                                    and natural gas
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Sales Company       1,700         100.00                   10,401                    690        KPMG        Marketing and
Limited                                                                                                 Huazhen     distribution
                                                                                                                    of refined oil
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec International       1,400         100.00                   15,496                    287        Beijing     Trading of
  Company Limited                                                                                       Zhonglunxin crude oil and
                                                                                                                    petrochemical
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Shanghai            7,200          55.56                   26,562                    909        KPMG        Manufacturing
  Petrochemical Company                                                                                 Huazhen     of synthetic
Limited intermediate                                                                                                fibres, resin a
                                                                                                                    nd plastics,
                                                                                                                    petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Yangzi              2,330          84.98                   13,474                    625        KPMG        Manufacturing of
Petrochemical                                                                                           Huazhen     intermediate
Company Limited                                                                                                     petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical  1,950           82.05        the results have       the results have        KPMG        Manufacturing of
  Company Limited                                     yet to be published    yet to be published        Huazhen     intermediate
                                                                                                                    petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Yizheng Chemical    4,000           42.00        the results have       the results have        KPMG        Production and
Fibre Company Limited                                 yet to be published    yet to be published        Huazhen     sale of
                                                                                                                    polyester chips
                                                                                                                    and polyester
                                                                                                                    fibres
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhenhai Refining    2,524           71.32        the results have       the results have        KPMG        Manufacturing of
  and Chemical Company                                yet to be published    yet to be published        Huazhen     intermediate
  Limited                                                                                                           petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Wuhan Phoenix       519            40.72         the results have       the results have        KPMG        Manufacturing of
   Company Limited                                    yet to be published    yet to be published        Huazheng    petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
Sinopec Shijiazhuang        1,154          79.73         the results have       the results have        Huazheng    Manufacturing of
  Refinery Corp.                                      yet to be published    yet to be published        CPA Company intermediate
                                                                                                        Ltd.        petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
 Sinopec Zhongyuan            816          75.00                    4,016                    468        Beijing     Exploration
   Petroleum Company Limited                                                                            Zhong       of crude oil and
                                                                                                        Zhou        natural gas
                                                                                                        Guanghua
                                                                                                        CPA Company
                                                                                                        Ltd.
------------------------------------------------------------------------------------------------------------------------------------
 Sinopec Wuhan Petroleum      147          46.25                      964                     23        Wuhan       Marketing and
    Group Company Ltd.                                                                                  Zhonghuan   distribution of
                                                                                                        CPA Company refined
                                                                                                        Ltd.        oil products
------------------------------------------------------------------------------------------------------------------------------------
 Sinopec Fujian Refinery    2,253          50.00                    3,416                    174        KPMG        Manufacturing
  Company Limited                                                                                       Huazhen     of plastics,
                                                                                                                    intermediate
                                                                                                                    petrochemical
                                                                                                                    products
                                                                                                                    and petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
 Sinopec Maoming Refining   1,064          99.81         the results have       the results have        KPMG        Manufacturing of
 and Chemical Company                                 yet to be published    yet to be published        Huazheng    intermediate
 Limited                                                                                                            petrochemical
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------
 Sinopec Kantons Holdings   HK$104         72.40         the results have       the results have        KPMG        Trading of
 Limited                    million                   yet to be published    yet to be published        Huazheng    crude oil and
                                                                                                                    petroleum
                                                                                                                    products
------------------------------------------------------------------------------------------------------------------------------------

The above indicated total assets and net profit are prepared in accordance with the PRC Accounting Rules and Regulations. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those have a significant influence on Sinopec Corp.'s results or net assets are set out above.

REPORT OF THE PRC AUDITORS


[GRAPHIC OMITTED][GRAPHIC OMITTED]


To the shareholders of China Petroleum & Chemical Corporation:

We accepted the appointment and have audited the Company's consolidated balance sheet and balance sheet at 31 December 2002, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with the "Independent Auditing Standards for Chinese Certified Public Accountants". In the course of our audit, we considered the circumstances of the Company and its subsidiaries, and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the "Accounting Standards for Business Enterprises" and the "Accounting Regulations for Business Enterprises" and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2002, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended, and the accounting policies have been consistently applied.




KPMG Huazhen                                                 Certified Public
Accountants
                                                             Registered in
the People's Republic of China

Level 16                                                     Luo Zheng
China World Tower 2                                          Jin Naiwen
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue                               28 March 2003
Beijing, The People's Republic of China
Post Code: 100004

(A) FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND
    REGULATIONS

    CONSOLIDATED BALANCE SHEET
    at 31 December 2002

------------------------------------------------------------------------------------------------------------------------------
                                                                            Note                     2002               2001
                                                                                             RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                   4                   18,712            22,854
    --------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                           5                    4,684             3,542
    --------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                  6                   10,670            11,082
    --------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                          7                   16,817            19,818
    --------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                           8                    3,193             4,021
    --------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                9                   44,932            45,448
    --------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               99,008           106,765
------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment
    differences of RMB 532 million (2001: RMB 438 million))                   10                   11,025             8,910
------------------------------------------------------------------------------------------------------------------------------
Fixed assets
------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                         431,391           390,533
    --------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                199,602           177,040
    --------------------------------------------------------------------------------------------------------------------------
                                                                              11                  231,789           213,493
    --------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                       11                      391               391
    --------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                231,398           213,102
    --------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                    12                    1,403               774
    --------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                  13                   21,122            26,006
    --------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                253,923           239,882
------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                             14                    4,062             3,977
------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                           15                      357               760
==============================================================================================================================
Total assets                                                                                      368,375           360,294
------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
Current liabilities
    --------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                          16                   26,979            37,915
    --------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                             17                   30,139            26,022
    --------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                    18                   19,212            16,793
    --------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                       19                    3,767             2,884
    --------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                   1,447             1,020
    --------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                           1,024               888
    --------------------------------------------------------------------------------------------------------------------------
    Dividend payable                                                          38                    5,202             6,936
    --------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                             20                    3,380             3,587
    --------------------------------------------------------------------------------------------------------------------------
    Other payables                                                            21                    1,054             1,035
    --------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                           22                   19,787            20,112
    --------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                          23                      561               873
    --------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                  24                    8,573            11,296
Total current liabilities                                                                         121,125           129,361
------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                           25                   73,708            65,501
    --------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                        26                    1,500             1,500
    --------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                  27                      944               806
Total long-term liabilities                                                                        76,152            67,807
------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                      15                      474               679
====================================================================================================================================


    CONSOLIDATED BALANCE SHEET (continued)
Total liabilities                                                                                 197,751           197,847
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                 24,109            23,408
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                             28                   86,702            86,702
    --------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                           29                   36,588            36,297
    --------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund
      of RMB 4,429 million (2001: RMB 3,017 million))                         30                   15,858             6,034
    --------------------------------------------------------------------------------------------------------------------------
    Undistributed profits                                                                           7,367            10,006
    --------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                         146,515           139,039
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                         368,375           360,294
------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 28 March 2003.


Li Yizhong                         Wang Jiming                     Zhang Jiaren                Liu Yun
Chairman                           Director and President          Director, Vice President    Head of
(Authorized representative)                                        and Chief Financial         Accounting
                                                                   Officer                     Division


The notes on pages 89 to 112 form part of these financial statements.

BALANCE SHEET
at 31 December 2002

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Note                    2002              2001
                                                                                                   RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash at bank and in hand                                                         4                    8,428            11,825
    --------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                 5                    1,478             1,464
    --------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                        6                    9,885             9,461
    --------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                7                   23,661            24,303
    --------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                 8                    2,189             2,590
    --------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                      9                   24,907            27,187
    --------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                     70,548            76,830
------------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences of
  RMB 537 million (2001: RMB 385 million))                                          10                   91,501            91,105
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
------------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                               201,705           181,967
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                       84,891            76,204
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                    11                  116,814           105,763
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                             11                      391               391
    --------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                      116,423           105,372
    --------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                          12                      283               140
    --------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                        13                   15,394            16,481
    --------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                      132,100           121,993
------------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                   14                    3,659             3,753
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                 15                      108               337
====================================================================================================================================
Total assets                                                                                            297,916           294,018
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
------------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                16                   14,828            26,106
    --------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                   17                   23,055            19,291
    --------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                          18                   18,310            12,727
    --------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                             19                    2,008             1,444
    --------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                           443               320
    --------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                                   450               438
    --------------------------------------------------------------------------------------------------------------------------------
    Dividend payable                                                                38                    5,202             6,936
    --------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                   20                    1,094               845
    --------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                  21                      302               285
    --------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                 22                   17,134            22,819
    --------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                23                      221               613
    --------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                        24                    5,996             6,949
    --------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                89,043            98,773
------------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
------------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                 25                   61,890            55,555
    --------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                        27                      411               618
    --------------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                              62,301            56,173
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                            15                       57                33
====================================================================================================================================
Total liabilities                                                                                       151,401           154,979
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                   28                   86,702            86,702
    --------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                 29                   36,588            36,297
    --------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
      RMB 4,429 million (2001: RMB 3,017 million))                                  30                   15,858             6,034
------------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits                                                                                 7,367            10,006
    --------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                               146,515           139,039
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                               297,916           294,018
------------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 28 March 2003.



Li Yizhong                         Wang Jiming                     Zhang Jiaren                Liu Yun
Chairman                           Director and President          Director, Vice President    Head of
(Authorized representative)                                        and Chief Financial         Accounting
                                                                   Officer                     Division

The notes on pages 89 to 112 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2002

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Note                   2002               2001
                                                                                                 RMB millions       RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                   31                  324,184           304,347
------------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                    251,182           236,135
------------------------------------------------------------------------------------------------------------------------------------
      Sales taxes and surcharges                                                   32                   11,852            11,863
      ------------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                        61,150            56,349
------------------------------------------------------------------------------------------------------------------------------------
Add:  Profit from other operations                                                                         889             1,535
------------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                                  13,279            12,300
------------------------------------------------------------------------------------------------------------------------------------
      Administrative expenses                                                                           17,253            14,369
      ------------------------------------------------------------------------------------------------------------------------------
      Financial expenses                                                           33                    4,327             3,596
      ------------------------------------------------------------------------------------------------------------------------------
      Exploration expenses, including dry holes                                    34                    4,363             3,775
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                        22,817            23,844
------------------------------------------------------------------------------------------------------------------------------------
Add:  Investment income                                                            35                      505               546
------------------------------------------------------------------------------------------------------------------------------------
      Non-operating income                                                                                 333               769
      ------------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                                           361,643             3,508
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                 22,012            21,651
------------------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                         376,809             7,092
------------------------------------------------------------------------------------------------------------------------------------
      Minority interests                                                                                 1,082               541
      ------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                              14,121            14,018
------------------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year                                                 10,006             5,728
------------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                   24,127            19,746
------------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                                            301,412             1,402
------------------------------------------------------------------------------------------------------------------------------------
      Transfer to statutory public welfare fund                                    30                    1,412             1,402
      ------------------------------------------------------------------------------------------------------------------------------
      Transfer to discretionary surplus reserve                                    30                    7,000                --
      ------------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                                   14,303            16,942
------------------------------------------------------------------------------------------------------------------------------------
Less: Interim dividend                                                                                 381,734                --
------------------------------------------------------------------------------------------------------------------------------------
      Final dividend                                                               38                    5,202             6,936
Undistributed profits                                                                                    7,367            10,006
------------------------------------------------------------------------------------------------------------------------------------

The notes on pages 89 to 112 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2002

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Note              2002              2001
                                                                                                      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                          31               215,862           218,675
------------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                        177,346           186,674
      ------------------------------------------------------------------------------------------------------------------------------
      Sales taxes and surcharges                                                          32                 7,381             7,488
------------------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                            31,135            24,513
------------------------------------------------------------------------------------------------------------------------------------
Add:  Profit from other operations                                                                             120               951
------------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                                       8,940             8,635
      ------------------------------------------------------------------------------------------------------------------------------
      Administrative expenses                                                                               10,540             8,933
      ------------------------------------------------------------------------------------------------------------------------------
      Financial expenses                                                                  33                 2,793             1,859
      ------------------------------------------------------------------------------------------------------------------------------
      Exploration expenses, including dry holes                                           34                 2,965             2,375
      ------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                             6,017             3,662
------------------------------------------------------------------------------------------------------------------------------------
Add:  Investment income                                                                   35                15,580            19,329
------------------------------------------------------------------------------------------------------------------------------------
      Non-operating income                                                                                     169               265
      ------------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses      361,142             2,353
------------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                                      20,624            20,903
------------------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                             376,503             6,885
------------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                  14,121            14,018
------------------------------------------------------------------------------------------------------------------------------------
Add:  Undistributed profits at the beginning of the year                                                    10,006             5,728
------------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                       24,127            19,746
------------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                                                301,412             1,402
------------------------------------------------------------------------------------------------------------------------------------
      Transfer to statutory public welfare fund                                           30                 1,412             1,402
      ------------------------------------------------------------------------------------------------------------------------------
      Transfer to discretionary surplus reserve                                           30                 7,000                --
      ------------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                                       14,303            16,942
------------------------------------------------------------------------------------------------------------------------------------
Less: Interim dividend                                                                                     381,734                --
------------------------------------------------------------------------------------------------------------------------------------
      Final dividend                                                                      38                 5,202             6,936
      ------------------------------------------------------------------------------------------------------------------------------
Undistributed profits                                                                                        7,367            10,006
------------------------------------------------------------------------------------------------------------------------------------


The notes on pages 89 to 112 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2002

                                                                             Note         RMB millions
Cash flows from operating activities
    -----------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                 392,486
    -----------------------------------------------------------------------------------------------------
    Rentals received                                                                               344
    -----------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                         2,481
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                  395,311
    -----------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                          (276,520)
    -----------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                              (3,441)
    -----------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                    (13,020)
    -----------------------------------------------------------------------------------------------------
    Value added tax paid                                                                       (15,159)
    -----------------------------------------------------------------------------------------------------
    Income tax paid                                                                             (6,599)
    -----------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                       (12,062)
    -----------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                            (8,441)
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                (335,242)
    =====================================================================================================
Net cash inflow from operating activities                                     (a)               60,069
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities
    -----------------------------------------------------------------------------------------------------
    Cash received from sales of investments                                                        150
    -----------------------------------------------------------------------------------------------------
    Dividend received                                                                              278
    -----------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                             579
    -----------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                        2,160
    -----------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                           353
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                    3,520
    -----------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                            (43,066)
    -----------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                      (2,357)
    -----------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                       (1,342)
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                 (46,765)
    =====================================================================================================
Net cash outflow from investing activities                                                     (43,245)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities
---------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority interests                                             230
    -----------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                   252,675
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                  252,905
    -----------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                  (258,343)
    -----------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                (14,262)
    -----------------------------------------------------------------------------------------------------
    Dividend paid to minority shareholders by subsidiaries                                        (455)
    -----------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                (273,060)
=========================================================================================================
Net cash outflow from financing activities                                                     (20,155)
---------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                      7
=========================================================================================================
Net decrease in cash and cash equivalents                                     (b)               (3,324)
---------------------------------------------------------------------------------------------------------

The notes on pages 89 to 112 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2002

------------------------------------------------------------------------------------
                                                                      RMB millions
------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities
------------------------------------------------------------------------------------
    Net profit                                                              14,121
    --------------------------------------------------------------------------------
    Add:Depreciation of fixed assets                                        26,327
        ----------------------------------------------------------------------------
        Amortisation of intangible assets                                      286
        ----------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets             663
         ---------------------------------------------------------------------------
        Financial expenses                                                   4,306
        ----------------------------------------------------------------------------
        Dry hole costs                                                       1,771
        ----------------------------------------------------------------------------
        Investment income                                                     (315)
        ----------------------------------------------------------------------------
        Deferred tax credits                                                   198
        ----------------------------------------------------------------------------
        Decrease in inventories                                                482
        ----------------------------------------------------------------------------
        Decrease in operating receivables                                    2,530
        ----------------------------------------------------------------------------
        Increase in operating payables                                       8,618
        ----------------------------------------------------------------------------
        Minority interests                                                   1,082
        ----------------------------------------------------------------------------
Net cash inflow from operating activities                                   60,069
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                                                                      RMB millions
------------------------------------------------------------------------------------
(b) Net decrease in cash and cash equivalents
        ----------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                        17,699
        ----------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year            21,023
        ----------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                               (3,324)
        ----------------------------------------------------------------------------

CASH FLOW STATEMENT
for the year ended 31 December 2002

                                                                            Note         RMB millions
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities
-----------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                               259,558
-----------------------------------------------------------------------------------------------------
    Rentals received                                                                              180
    -------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                        1,915
    -------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                261,653
-----------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                         (187,446)
-----------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                             (1,918)
    -------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                    (5,933)
    -------------------------------------------------------------------------------------------------
    Value added tax paid                                                                       (8,648)
    -------------------------------------------------------------------------------------------------
    Income tax paid                                                                            (1,736)
    -------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                       (7,501)
    -------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                          (15,667)
    -------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                               (228,849)
    =================================================================================================
Net cash inflow from operating activities                                    (a)               32,804
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities
-----------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                            417
    -------------------------------------------------------------------------------------------------
    Dividend received                                                                           5,317
    -------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                         207
    -------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                          235
    -------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                   6,176
-----------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                            2,100)
-----------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                     (1,737)
    -------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                        (198)
    -------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                               (24,035)
    =================================================================================================
Net cash outflow from investing activities                                                    (17,859)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities
-----------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                  108,662
    -------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                 108,662
    -------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                 (114,670)
    -------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                               (12,325)
    -------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                               (126,995)
    =================================================================================================
Net cash outflow from financing activities                                                    (18,333)
-----------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                    (b)               (3,388)
-----------------------------------------------------------------------------------------------------

The notes on pages 89 to 112 form part of these financial statements.

NOTES TO THE CASH FLOW STATEMENT
for the year ended 31 December 2002

-------------------------------------------------------------------------------------------------
                                                                                   RMB millions
-------------------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities
-------------------------------------------------------------------------------------------------
    Net profit                                                                           14,121
    ---------------------------------------------------------------------------------------------
    Add:Depreciation of fixed assets                                                     11,012
    ---------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                   378
        -----------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                          412
        -----------------------------------------------------------------------------------------
        Financial expenses                                                                2,736
        -----------------------------------------------------------------------------------------
        Dry hole costs                                                                      951
        -----------------------------------------------------------------------------------------
        Investment income                                                               (11,317)
        -----------------------------------------------------------------------------------------
        Deferred tax credits                                                                253
        -----------------------------------------------------------------------------------------
        Decrease in inventories                                                           2,283
        -----------------------------------------------------------------------------------------
        Decrease in operating receivables                                                   619
        -----------------------------------------------------------------------------------------
        Increase in operating payables                                                   11,356
    Net cash inflow from operating activities                                            32,804
    ---------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------
    RMB millions
(b) Net decrease in cash and cash equivalents
    ---------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                      8,207
    ---------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                         11,595
    ---------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                            (3,388)
    ---------------------------------------------------------------------------------------------

The notes on pages 89 to 112 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2002

1   STATUS OF THE COMPANY

    China Petroleum & Chemical Corporation (the "Company") was established in the PRC on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganization.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

2   SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies adopted by the Company and its subsidiaries (the "Group") in the preparation of the financial statements are in conformity with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises"and other relevant regulations issued by the MOF.

    (a)Accounting year

       The accounting year of the Group is from 1 January to 31 December.

    (b)Basis of consolidation

       The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)Basis of preparation

       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

for the year ended 31 December 2002

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (d)Reporting currency and translation of foreign currencies

       The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates'') prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences in the income statement.

    (e)Cash equivalents

       Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

    (f)Allowance for doubtful accounts

       Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

    (g)Inventories

       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw material computed using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and appropriate proportion of production overheads, also computed using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

       Inventories are recorded by perpetual method.

    (h)Long-term equity investments

       The Group's investments in the associates and the Company's investments in subsidiaries, associates and the related investment income and long-term equity investment are accounted for using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

       An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures.

       Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost.

       Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

       Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount is lower than the carrying amount.

for the year ended 31 December 2002

2   Significant accounting policies (Continued)

    (i)Fixed assets and construction in progress Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

       Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

       All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

       Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

       Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

       The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                                                           Annual
                                                            Depreciation life    Residual value depreciation rate
-----------------------------------------------------------------------------------------------------------------
       Land and buildings                                         15-45 years             3%-5%         2.1%-6.7%
       ----------------------------------------------------------------------------------------------------------
       Oil and gas properties                                     10-14 years             0%-3%        6.9%-10.0%
       ----------------------------------------------------------------------------------------------------------
       Plant, machinery, equipment and vehicles                    4-18 years                3%        5.4%-24.3%
       ----------------------------------------------------------------------------------------------------------
       Oil depots and storage tanks                                8-14 years                3%        6.9%-12.1%
       ----------------------------------------------------------------------------------------------------------
       Service station equipment                                   8-14 years                3%        6.9%-12.1%
       ----------------------------------------------------------------------------------------------------------

       No depreciation is provided in respect of construction in progress.


    (j)Oil and gas properties

       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs is charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

    (k)Intangible assets

       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)Debentures payable

       Debentures payable is valued based on the proceeds received upon issuance and the related interest payable. Interest expenses are calculated using actual interest rate.

    (m)Revenue recognition

       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

       Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

for the year ended 31 December 2002

2   Significant accounting policies (Continued)

    (n)Income tax

       Income tax is the provision for income tax recognised in the income statement for the period using the tax effect accounting method. It comprises current and deferred tax.

       Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (o)Borrowing costs

       Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)Repairs and maintenance expenses

       Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

    (q)Environmental expenditures

       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

    (r)Research and development costs

       Research and development costs are recognised as expenses in the period in which they are incurred.

    (s)Operating leases

       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)Retirement benefits

       The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans.


    (u)Impairment loss

       The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

    (v)Related parties

       Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

for the year ended 31 December 2002

3   Taxation

    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:

    --------------------------------------------------------------------------------------------------------------------------------
    Name of subsidiaries                                     Applicable tax rate       Reasons for granting concession
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited                   15%               Among the first batch of joint stock
                                                                                       enterprises which successfully launched
                                                                                       their overseas listings
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited                   15%               Among the successfully launched their
                                                                                       overseas listings
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                       15%               Hi-tech
    enterprise
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                     15%               Hi-tech
    enterprise
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                      15%               Hi-tech
     enterprise
    --------------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information Technology Company Limited          15%               Hi-tech
    enterprise
    --------------------------------------------------------------------------------------------------------------------------------

4   Cash at bank and in hand

------------------------------------------------------------------------------------------------------------------------------------
                                                         The Group                                           The Company
                                                  Original           2002          2001       Original          2002           2001
                                    Exchange      currency            RMB           RMB       currency           RMB            RMB
                                       rates      millions       millions      millions       millions      millions       millions
------------------------------------------------------------------------------------------------------------------------------------
    Cash in hand
------------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                        29            79                           26             31
------------------------------------------------------------------------------------------------------------------------------------
    Cash at bank
------------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                    11,576        12,300                        5,622          7,595
       -----------------------------------------------------------------------------------------------------------------------------
       US Dollars                     8.2770           154          1,275           958              6            47             37
       -----------------------------------------------------------------------------------------------------------------------------
       Deutsche Marks                                                  --             6                           --             --
       -----------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                   0.0696           201             14            17                           --             --
       -----------------------------------------------------------------------------------------------------------------------------
       Pound sterling                13.1935          0.23              3             3                           --             --
       -----------------------------------------------------------------------------------------------------------------------------
       Swiss Francs                                                    --             1                           --             --
       -----------------------------------------------------------------------------------------------------------------------------
       Euro                           8.5783             4             36            29                           --             --
       -----------------------------------------------------------------------------------------------------------------------------
                                                                   13,010        15,725                        5,723          9,880
------------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
       Renminbi                                                     5,650         7,129                        2,653          1,945
------------------------------------------------------------------------------------------------------------------------------------
       US Dollars                     8.2770             6             52            --              6            52             --
    Total cash at bank and in hand                                 18,712        22,854                        8,428         11,825
------------------------------------------------------------------------------------------------------------------------------------

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.

5   Bills receivable

    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

for the year ended 31 December 2002

6   TRADE ACCOUNTS RECEIVABLE

    -------------------------------------------------------------------------------------------------------------------------------
                                                                          The Group                          The Company
                                                                       2002              2001              2002              2001
                                                               RMB millions      RMB millions      RMB millions      RMB millions
    -------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                         --                --             4,521             2,910
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                     2,628             3,503             1,513             2,080
    --------------------------------------------------------------------------------------------------------------------------------
    Associates and jointly controlled entities                           65                10                 8                 8
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                           10,643            10,049             5,710             6,237
    --------------------------------------------------------------------------------------------------------------------------------
                                                                     13,336            13,562            11,752            11,235
    --------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                             2,666             2,480             1,867             1,774
                                                                     10,670            11,082             9,885             9,461
    --------------------------------------------------------------------------------------------------------------------------------

    Ageing analysis on trade accounts receivable are as follows:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                  The Group
                                                            2002                                             2001
                                         Amount                Allowance                   Amount                Allowance
                                   RMB millions            %RMB millions           % RMB millions           % RMB millions         %
    --------------------------------------------------------------------------------------------------------------------------------
    Within one year                       9,298         69.7          90         1.0        9,237        68.1           13       0.1
    --------------------------------------------------------------------------------------------------------------------------------
    Between one and two years               778          5.8         248        31.9          962         7.1          254      26.4
    --------------------------------------------------------------------------------------------------------------------------------
    Between two and three years             461          3.5         173        37.5          714         5.3          346      48.5
    --------------------------------------------------------------------------------------------------------------------------------
    Over three years                      2,799         21.0       2,155        77.0        2,649        19.5        1,867      70.5
    --------------------------------------------------------------------------------------------------------------------------------
                                         13,336        100.0       2,666                   13,562       100.0        2,480
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                 The Company
                                                            2002                                             2001
                                         Amount                Allowance                   Amount                Allowance
                                   RMB millions            %RMB millions           % RMB millions           % RMB millions         %
    --------------------------------------------------------------------------------------------------------------------------------
    Within one year                       9,167         77.9          89         1.0        8,449        75.2            7      0.1
    --------------------------------------------------------------------------------------------------------------------------------
    Between one and two years               371          3.2         130        35.0          656         5.8          131      20.0
    --------------------------------------------------------------------------------------------------------------------------------
    Between two and three years             312          2.7         144        46.2          442         3.9          212      48.0
    --------------------------------------------------------------------------------------------------------------------------------
    Over three years                      1,902         16.2       1,504        79.1        1,688        15.1        1,424      84.4
    --------------------------------------------------------------------------------------------------------------------------------
                                         11,752        100.0       1,867                   11,235       100.0        1,774
    --------------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 31 December 2002 are set out below:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Percentage of trade
                                                                                                                 accounts receivable
    Name of entity                                                                                     Balance          for the year
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                  RMB millions                     %
    China Petrochemical International Guangzhou Company Limited                                            206                   1.5
    --------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                              164                   1.2
    --------------------------------------------------------------------------------------------------------------------------------
    Zhanjiang Dongxin Petroleum Company Limited                                                            133                   1.0
    --------------------------------------------------------------------------------------------------------------------------------
    Chevrontexaco Global Trading                                                                           117                   0.9
    --------------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil (Singapore) Pte Ltd                                                                 116                   0.9
    --------------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 31 December 2001 are set out below:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Percentage of trade
                                                                                                                 accounts receivable
    Name of entity                                                                                     Balance              for 2001
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                  RMB millions                     %
    China Petrochemical Corporation                                                                        627                   4.6
    --------------------------------------------------------------------------------------------------------------------------------
    Shanghai Gaoqiao Petrochemical International Trading Company                                           200                   1.5
    --------------------------------------------------------------------------------------------------------------------------------
    Jinling Petrochemical Export Company                                                                   164                   1.2
    --------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Factory                                                                            164                   1.2
    --------------------------------------------------------------------------------------------------------------------------------
    Qingdao Petrochemical Factory                                                                          131                   1.0
    --------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the year ended 31 December 2002, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided in prior years.

    At 31 December 2002, the Group and the Company did not have individually significant trade accounts receivable that aged over three years.

for the year ended 31 December 2002

7   Other receivables

    -------------------------------------------------------------------------------------------------------------------------------
                                                                             The Group                          The Company
                                                                          2002              2001              2002              2001
                                                                  RMB millions      RMB millions      RMB millions      RMB millions
    -------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                            --                --             9,961             8,802
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                       11,130             8,289             9,562             6,763
    -------------------------------------------------------------------------------------------------------------------------------
    Associates and jointly controlled entities                             310               373               310               373
    -------------------------------------------------------------------------------------------------------------------------------
    Others                                                               7,249            12,706             5,021             9,607
    -------------------------------------------------------------------------------------------------------------------------------
                                                                        18,689            21,368            24,854            25,545
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                                1,872             1,550             1,193             1,242
    -------------------------------------------------------------------------------------------------------------------------------
                                                                        16,817            19,818            23,661            24,303
    -------------------------------------------------------------------------------------------------------------------------------

    Ageing analyses of other receivables are as follows:

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                  The Group
                                                            2002                                             2001
                                         Amount                Allowance                   Amount                Allowance
                                   RMB millions            %RMB millions           % RMB millions           % RMB millions         %
    -------------------------------------------------------------------------------------------------------------------------------
    Within one year                      12,156         65.0         310         2.6       10,800        50.5           16       0.1
    -------------------------------------------------------------------------------------------------------------------------------
    Between one and two years             2,513         13.5         126         5.0        7,715        36.1            3       0.0
    -------------------------------------------------------------------------------------------------------------------------------
    Between two and three years           2,258         12.1         211         9.3          585         2.7          201      34.4
    -------------------------------------------------------------------------------------------------------------------------------
    Over three years                      1,762          9.4       1,225        69.5        2,268        10.7        1,330      58.6
    -------------------------------------------------------------------------------------------------------------------------------
                                         18,689        100.0       1,872                   21,368       100.0        1,550
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                 The Company
                                                            2002                                             2001
                                         Amount                Allowance                   Amount                Allowance
                                   RMB millions            %RMB millions           % RMB millions           % RMB millions         %
    -------------------------------------------------------------------------------------------------------------------------------
    Within one year                      19,334         77.8          21         0.1       16,538        64.7            8       0.0
    -------------------------------------------------------------------------------------------------------------------------------
    Between one and two years             2,110          8.5          28         1.3        7,563        29.6            1       0.0
    Between two and three years           2,123          8.5         169         8.0          226         0.9          150      66.4
    Over three years                      1,287          5.2         975        75.8        1,218         4.8        1,083      88.9
                                         24,854          100       1,193                   25,545       100.0        1,242
    --------------------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2002 are set out below:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Percentage of
                                                                                                                   other receivables
    Name of entity                                                              Particulars            Balance          for the year
                                                                                                  RMB millions                     %
    --------------------------------------------------------------------------------------------------------------------------------
    China Petroleum Corporation                                                 Current Account          3,509                  18.8
    --------------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                                        Current Account            967                   5.2
    --------------------------------------------------------------------------------------------------------------------------------
    Yuelian Wanda Petrochemical Company Limited                                 Current Account            423                   2.3
    --------------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                                        Current Account            370                   2.0
    --------------------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                                     Current Account            315                   1.7
    --------------------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2001 are set out below:

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Percentage of
                                                                                                                   other receivables
    Name of entity                                                                   Particulars           Balance          for 2001
                                                                                                      RMB millions                 %
    --------------------------------------------------------------------------------------------------------------------------------
    Daqing Petrochemical Company                                                Current Account            2,105                 9.9
    --------------------------------------------------------------------------------------------------------------------------------
    Fushun Petrochemical Company                                                Current Account            1,194                 5.6
    --------------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                                        Current Account              967                 4.5
    --------------------------------------------------------------------------------------------------------------------------------
    Yuelian Wanda Petrochemical Company Limited                                 Current Account              543                 2.5
    --------------------------------------------------------------------------------------------------------------------------------
    Lanzhou Chemical Industrial Company                                         Current Account              447                 2.1
    --------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the year ended 31 December 2002, the Group and the Company had no individually significant write off of other receivables.

    At 31 December 2002, the Group and the Company did not have individually significant other receivables that aged over three years.

    During the year ended 31 December 2002, pursuant to Cai Qi [2002] No. 625 "Reply to the adjustment on State Capital of China National Petroleum Corporation and China Petrochemical Corporation" issued by the MOF, the receivable and payable of the Group with China National Petroleum Corporation of RMB 4,014 million and RMB 505 million respectively is eliminated. The net amounts of RMB 3,509 million is borne by Sinopec Group Company.

for the year ended 31 December 2002

8   Advance payments

    All advance payments are due within a year.

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   INVENTORIES

   ---------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
   ---------------------------------------------------------------------------------------------------------------------------------
    Raw materials                                                      21,333            17,777            10,426             9,954
   ---------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                    6,192             5,050             3,387             3,556
    Finished goods                                                     15,086            20,442            10,248            12,925
    Spare parts and consumables                                         2,807             2,781             1,070             1,044
                                                                       45,418            46,050            25,131            27,479
    Less:Provision for diminution in value of inventories                 486               602               224               292
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                       44,932            45,448            24,907            27,187
   ---------------------------------------------------------------------------------------------------------------------------------

    Provision for diminution in value of inventories is mainly against finished goods.

    Provision for diminution in value of inventories are analysed as follows:

   ------------------------------------------------------------------------------------------------------------------------------
                                                                          The Group                          The Company
                                                                       2002              2001              2002              2001
                                                               RMB millions      RMB millions      RMB millions      RMB millions
   ------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                                602               841               292               560
   ------------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                              172               114                54                27
   ------------------------------------------------------------------------------------------------------------------------------
    Written back for the year                                          (214)             (161)              (71)             (114)
   ------------------------------------------------------------------------------------------------------------------------------
    Written off                                                         (74)             (192)              (51)             (181)
   ------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                              486               602               224               292
   ------------------------------------------------------------------------------------------------------------------------------

    The cost of inventories recognised as cost and expense by the Group and the Company amounted to RMB 260,829 million (2001: RMB 251,922 million) and RMB 182,757 million (2001: RMB 191,673 million) for the year ended 31 December 2002.

for the year ended 31 December 2002

10  LONG-TERM EQUITY INVESTMENTS

    The Group

   --------------------------------------------------------------------------------------------------------------------------------
                                                                        Unlisted                         Provision
                                                                       stock and            Equity             for
                                                  Listed stock      other equity        investment      impairment
                                                    investment        investment       differences          losses            Total
                                                  RMB millions      RMB millions      RMB millions    RMB millions     RMB millions
   ---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                              691             7,962               438            (181)           8,910
    Addition for the year                                   --             2,064               293              --            2,357
   ---------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method                 43               228                --              --              271
   ---------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                      (8)             (143)               --              --             (151)
    Disposal for the year                                   --              (160)              (53)             --             (213)
    Amortisation for the year                               --                --              (146)             --             (146)
    Movement of provision for impairment losses             --                --                --              (3)              (3)
    Balance at 31 December 2002                            726             9,951               532            (184)          11,025
   ---------------------------------------------------------------------------------------------------------------------------------

    The Company

   ---------------------------------------------------------------------------------------------------------------------------------
                                                                        Unlisted                         Provision
                                                                       stock and            Equity             for
                                                  Listed stock      other equity        investment      impairment
                                                    investment        investment       differences          losses            Total
                                                  RMB millions      RMB millions      RMB millions    RMB millions     RMB millions
   ---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                           35,971            54,898               385            (149)          91,105
   ---------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                                   --             1,222               293              --            1,515
    Share of profits less losses from investments
      accounted for under the equity method              2,243             8,970                --              --           11,213
   ---------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                    (365)          (11,288)               --              --          (11,653)
    Disposal for the year                                 (502)              (36)               --              --             (538)
    Amortisation for the year                               --                --              (141)             --             (141)
    Balance at 31 December 2002                         37,347            53,766               537            (149)          91,501
   ---------------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses are analysed as follows:

   ---------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                                                                        2002              2001              2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
   ---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                                 181               210               149               140
   ---------------------------------------------------------------------------------------------------------------------------------
    Provision for the year                                                 8                18                --                 9
    Written back for the year                                             (5)              (42)               --                --
    Written off                                                           --                (5)               --                --
    Balance at 31 December                                               184               181               149               149
   ---------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2002, the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in
    Note 40.

for the year ended 31 December 2002

10  Long-term equity investments (Continued)

    At 31 December 2002, details of listed stock investment of the Group are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Shares of
                                                        Percentage                                       profits
                                                         of equity                         Balance     accounted
                                                          interest          Initial           at 1     for under
                                  Type of       No. of     held by       investment        January    the equity     Dividends
    Name of invested company   investment       shares   the Group             cost           2002        method      received
                                              millions                 RMB millions   RMB millions  RMB millions  RMB millions

------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oil Field  Legal person         80      26.33%              223            393            32           (8)
      Dynamic Co Ltd                 shares

------------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong           Legal person        186      38.68%              124            298            11            --
      Taishan Petroleum Co Ltd       shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               691            43           (8)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------

                                                                  Market
                                                  Balance       value as
                                                    at 31          at 31
                                  Type of        December       December
    Name of invested company   investment            2002          2002*
                                             RMB millions   RMB millions

------------------------------------------------------------------------
    Sinopec Shengli Oil Field  Legal person           417           625
      Dynamic Co Ltd                 shares

------------------------------------------------------------------------
    Sinopec Shandong           Legal person           309          1,764
      Taishan Petroleum Co Ltd       shares
------------------------------------------------------------------------
                                                      726
------------------------------------------------------------------------

    * Information of market price is sourced from Shenzhen Stock Exchange.

    At 31 December 2002, details of principal unlisted stock and other equity investment of the Group are as follows:

   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Share of
                                                                                                                     profits/
                                                                                                                     (losses)
                                                                     Percentage       Balance                       accounted
                                             Initial                  of equity          at 1        Addition   for under the
                                          investment  Investment  interest held       January         for the          equity
    Name of invested company                    cost      period   by the Group          2002            year          method
                                        RMB millions                             RMB millions    RMB millions    RMB millions
   -----------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited (i)               1,935          --            40%         1,231             704              --
   -----------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company Limited            1,205          --            40%         1,205              --              78
   -----------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National Gas Corporation  300          --            30%           584              --             148
   -----------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical Industry Park
   -----------------------------------------------------------------------------------------------------------------------------
      Development Company Limited                608    30 years            38%           560              48              23
   -----------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical
      Company Limited (ii)                       559    50 years            50%           165             394              --
   -----------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Area
   -----------------------------------------------------------------------------------------------------------------------------
      Chengda in Bohai Bay                       435    15 years            43%           237             198             (41)
   -----------------------------------------------------------------------------------------------------------------------------
    **(Y)U*AE(a)0|??U(R)AE|(3)--*1/2(Y)q         190    20 years            50%            25             165               4
   -----------------------------------------------------------------------------------------------------------------------------
    Shanghai Jinpu Packaging
      Material Company Limited                   102    30 years            50%            78              24              18
   -----------------------------------------------------------------------------------------------------------------------------
                                                 103          --            49%            50              53              --
   -----------------------------------------------------------------------------------------------------------------------------
    The East China Sea Xihu Oil and Gas Project  184    30 years            50%            --             184             (28)
   -----------------------------------------------------------------------------------------------------------------------------


   ------------------------------------------------------------------------
                                                                 Balance at
                                                    Dividends   31 December
    Name of invested company                         received          2002
                                                 RMB millions  RMB millions
   ------------------------------------------------------------------------
    BASF-YPC Company Limited (i)                           --         1,935
   ------------------------------------------------------------------------
    Sinopec Finance Company Limited                        (5)        1,278
   ------------------------------------------------------------------------
    Shanghai Petroleum National Gas Corporation           (60)          672
   ------------------------------------------------------------------------
    Shanghai Chemical Industry Park
   ------------------------------------------------------------------------
      Development Company Limited                          --           631
   ------------------------------------------------------------------------
    Shanghai Secco Petrochemical
      Company Limited (ii)                                 --           559
   ------------------------------------------------------------------------
    Block A Oil Field in the Western Area
   ------------------------------------------------------------------------
      Chengda in Bohai Bay                                 --           394
   ------------------------------------------------------------------------
    **(Y)U*AE(a)0|??U(R)AE|(3)--*1/2(Y)q                   --           194
   ------------------------------------------------------------------------
    Shanghai Jinpu Packaging
      Material Company Limited                             (6)          114
   ------------------------------------------------------------------------
                                                           --           103
   ------------------------------------------------------------------------
    The East China Sea Xihu Oil and Gas Project            --           156
   ------------------------------------------------------------------------

    No provision for impairment losses or significant equity investment difference was made for the long-term equity investments as set out above.

    (i)Due to the fact that the projects in these companies are still under construction, there are no income statements for these companies. Accordingly the Group did not have any share of profits or losses of these companies for the year ended 31 December 2002.

    (ii) Due to the fact that the project in this subsidiary is still under contruction, there are no income statement for this subsidiary. This subsidiary whose assets and results of operation is not significant and have no significant effect on the Group's consolidated financial statements, therefore, costing method is adopted.

for the year ended 31 December 2002

11  Fixed assets

    The Group - by segment

------------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost / valuation
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                          142,354        93,357         40,683       112,482          1,657       390,533
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                1,623           468          1,860           326            102         4,379
------------------------------------------------------------------------------------------------------------------------------------
Swap in from Sinopec Group Company (Note 39)            --            --          1,040            --             --         1,040
------------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress           17,236         6,657          6,286        11,016            559        41,754
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)         (1,799)         (266)            --          (144)            --        (2,209)
------------------------------------------------------------------------------------------------------------------------------------
Disposals                                           (1,485)       (1,308)          (521)         (704)           (88)       (4,106)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                        157,929        98,908         49,348       122,976          2,230       431,391
------------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           74,697        40,385          6,788        54,757            413       177,040
------------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                    11,367         6,009          1,931         6,894            126        26,327
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)           (619)         (125)            --           (68)            --          (812)
------------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                            (1,177)         (939)          (247)         (523)           (67)       (2,953)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         84,268        45,330          8,472        61,060            472       199,602
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                 73,661        53,578         40,876        61,916          1,758       231,789
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                 67,657        52,972         33,895        57,725          1,244       213,493
------------------------------------------------------------------------------------------------------------------------------------

The Company - by segment

------------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost / valuation
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           46,748        64,392         39,671        30,309            847       181,967
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                  884           941          1,785           196             46         3,852
------------------------------------------------------------------------------------------------------------------------------------
Swap in from Sinopec Group Company (Note 39)            --            --          1,040            --             --         1,040
------------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress            7,471         4,571          6,245           242            435        18,964
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)         (1,235)         (266)            --          (144)            --        (1,645)
------------------------------------------------------------------------------------------------------------------------------------
Disposals                                             (766)       (1,057)          (504)          (76)           (70)       (2,473)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         53,102        68,581         48,237        30,527          1,258       201,705
------------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           23,965        30,001          6,648        15,361            229        76,204
------------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     3,672         3,762          1,856         1,664             58        11,012
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)           (460)         (125)            --           (68)            --          (653)
------------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                              (562)         (769)          (232)          (48)           (61)       (1,672)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         26,615        32,869          8,272        16,909            226        84,891
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                 26,487        35,712         39,965        13,618          1,032       116,814
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                 22,783        34,391         33,023        14,948            618       105,763
------------------------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

11  Fixed assets (continued)

    The Group - by asset class

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Oil depots,
                                                                                       storage            Plant,
                                                                         Oil         tanks and        machinery,
                                                  Land and           and gas           service         equipment
                                                 buildings        properties          stations        and others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           35,804           125,119            33,321           196,289           390,533
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                  400                52             1,160             2,767             4,379
------------------------------------------------------------------------------------------------------------------------------------
Swap in from Sinopec Group Company (Note 39)            --                --             1,040                --             1,040
------------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress            1,407            16,431             5,889            18,027            41,754
------------------------------------------------------------------------------------------------------------------------------------
Reclassification                                     1,077               295            (4,361)            2,989                --
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)           (185)             (196)               --            (1,828)           (2,209)
------------------------------------------------------------------------------------------------------------------------------------
Disposals                                             (317)             (769)             (252)           (2,768)           (4,106)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         38,186           140,932            36,797           215,476           431,391
------------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           13,226            69,055             5,902            88,857           177,040
------------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     1,589             9,900             1,387            13,451            26,327
------------------------------------------------------------------------------------------------------------------------------------
Reclassification                                       384               118              (748)              246                --
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)            (56)              (51)               --              (705)             (812)
------------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                              (116)             (667)             (163)           (2,007)           (2,953)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         15,027            78,355             6,378            99,842           199,602
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                 23,159            62,577            30,419           115,634           231,789
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                 22,578            56,064            27,419           107,432           213,493
------------------------------------------------------------------------------------------------------------------------------------

The Company - by asset class

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Oil depots,
                                                                                       storage            Plant,
                                                                         Oil         tanks and        machinery,
                                                  Land and           and gas           service         equipment
                                                 buildings        properties          stations        and others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                           17,221            39,869            32,397            92,480           181,967
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                  316                52             1,132             2,352             3,852
------------------------------------------------------------------------------------------------------------------------------------
Swap in from Sinopec Group Company (Note 39)            --                --             1,040                --             1,040
------------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress            1,024             6,899             5,708             5,333            18,964
------------------------------------------------------------------------------------------------------------------------------------
Reclassification                                       175              (380)           (4,361)            4,566                --
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)            (91)             (196)               --            (1,358)           (1,645)
------------------------------------------------------------------------------------------------------------------------------------
Disposals                                             (206)             (272)             (251)           (1,744)           (2,473)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                         18,439            45,972            35,665           101,629           201,705
------------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                            5,651            22,196             5,828            42,529            76,204
Depreciation charge for the year                       836             3,174             1,315             5,687            11,012
Reclassification                                        67              (165)             (748)              846                --
Swap out to Sinopec Group Company (Note 39)            (36)              (51)               --              (566)             (653)
Written back on disposal                               (89)             (217)             (163)           (1,203)           (1,672)
Balance at 31 December 2002                          6,429            24,937             6,232            47,293            84,891
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                 12,010            21,035            29,433            54,336           116,814
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                 11,570            17,673            26,569            49,951           105,763
------------------------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

11  Fixed assets (continued)

    The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    At 31 December 2002, the carrying amounts of fixed assets that were pledged by the Group and the Company are RMB 146 million (2001: RMB 233 million) and RMB 20 million (2001: RMB 104 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       The Group and
                                                                                                                         the Company
                                                                                                                        RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January and 31 December 2002                                                                                   391
------------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's provision for impairment losses on fixed asset were with respect to the exploration and production segment for the year ended 31 December 2002.

    At 31 December 2002, the Group and the Company had no individually significant fixed assets which are temporarily idle or ready for disposal.

12  Construction materials
    At 31 December 2002, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13  Construction in progress

    The Group

------------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                            3,163         6,468          8,592         7,274            509        26,006
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                               20,376         5,918          4,982         6,938            443        38,657
------------------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                          (1,771)           --             --            --             --        (1,771)
------------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)             (6)          (10)            --            --             --           (16)
------------------------------------------------------------------------------------------------------------------------------------
Transferred to fixed assets                        (17,236)       (6,657)        (6,286)      (11,016)          (559)      (41,754)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                          4,526         5,719          7,288         3,196            393        21,122
------------------------------------------------------------------------------------------------------------------------------------

    The interest rates at which borrowing costs were capitalised during the year by the Group was ranging from 3.1% to 6.2% p.a (2001: 3.4% to 8.0% p.a).

notes on the Financial statement (continued) for the year ended 31 December 2002

13  Construction in progress (continued)

    At 31 December 2002, major projects of the Group are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                    Balance at                Balance at   Percentage                     Interest
                                         Budgeted    1 January   Additions  31 December of           Source capitalised
Project name                               amount         2002 for the year         2002   completion      of funding for the year
                                     RMB millions RMB millions RMB millions RMB millions                              RMB millions
--------------------------------------------------------------------------------------------------------------------------------
450,000 tonnes PTA Project                  2,055          380          508          888          43%    Bank loans &           29
                                                                                                       self-financing
--------------------------------------------------------------------------------------------------------------------------------
Ningbo - Shanghai Pipeline Project          2,855           40          425          465          16%    Bank loans &            1
                                                                                                       self-financing
--------------------------------------------------------------------------------------------------------------------------------
PX United Project                           1,201           93          317          410          34%    Bank loans &            6
                                                                                                       self-financing
--------------------------------------------------------------------------------------------------------------------------------
Union Equipment Reforming Project             399           18          301          319          80%      Bank loans            4
Zibo - Qingdao Gas Pipeline Project           360           --          281          281          78%  Self-financing           --
--------------------------------------------------------------------------------------------------------------------------------
The Company

--------------------------------------------------------------------------------------------------------------------------------
                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
--------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                            1,893         5,046          8,346           728            468        16,481
--------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                9,653         3,660          4,806           382            343        18,844
--------------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                            (951)           --             --            --             --          (951)
--------------------------------------------------------------------------------------------------------------------------------
Swap out to Sinopec Group Company (Note 39)             (6)          (10)            --            --             --           (16)
--------------------------------------------------------------------------------------------------------------------------------
Transferred to fixed assets                         (7,471)       (4,571)        (6,245)         (242)          (435)      (18,964)
--------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                          3,118         4,125          6,907           868            376        15,394
--------------------------------------------------------------------------------------------------------------------------------

    The interest rates at which borrowing costs were capitalised during the year by the Company was ranging from 3.1% to 6.2% p.a (2001: 3.4% to 8.0% p.a).

for the year ended 31 December 2002

14  Intangible assets

    The Group

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Exploration
                                                  Computer                                 and
                                                  Software         Technical        production
                                                   licence          know-how             right            Others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                              296               993             3,163               100             4,552
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                   72               316                --                73               461
------------------------------------------------------------------------------------------------------------------------------------
Disposals                                              (37)              (20)               --               (71)             (128)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                            331             1,289             3,163               102             4,885
------------------------------------------------------------------------------------------------------------------------------------
Accumulated Amortisation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                               38               367               117                53               575
------------------------------------------------------------------------------------------------------------------------------------
Amortisation charge for the year                        29               122               117                18               286
------------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                               (20)               (2)               --               (16)              (38)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2002                             47               487               234                55               823
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                    284               802             2,929                47             4,062
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                    258               626             3,046                47             3,977
------------------------------------------------------------------------------------------------------------------------------------

Except for exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National
Star together with the exploration and production right from Sinopec Group
Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period and remaining amortisation period of exploration and production right was 27 years and 25 years respectively. The amortisation periods of other intangible assets range from 4 to 10 years.

The Company

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Exploration
                                                  Computer                                 and
                                                  Software         Technical        production
                                                   licence          know-how             right            Others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Cost:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                              156               918             3,163                43             4,280
Addition for the year                                   46               101                --                23               170
Disposals                                              (31)              (12)               --               (12)              (55)
Balance at 31 December 2002                            171             1,007             3,163                54             4,395
------------------------------------------------------------------------------------------------------------------------------------
Accumulated Amortisation:
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2002                               24               358               117                28               527
Amortisation charge for the year                        15                95               117                10               237
Written back on disposals                              (18)               (1)               --                (9)              (28)
Balance at 31 December 2002                             21               452               234                29               736
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                    150               555             2,929                25             3,659
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2001                                    132               560             3,046                15             3,753
------------------------------------------------------------------------------------------------------------------------------------

Except for exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period and remaining amortisation period of exploration and production right was 27 years and 25 years respectively. The amortisation periods of other intangible assets range from 4 to 10 years.

for the year ended 31 December 2002

15  Deferred tax assets and liabilities
    The Group

------------------------------------------------------------------------------------------------------------------------------------
                                                          Assets                     Liabilities                  Net balance
                                                        2002          2001           2002          2001           2002          2001
                                                RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Current
------------------------------------------------------------------------------------------------------------------------------------
Provision primarily for receivables and inventories    264           423             --            --            264           423
------------------------------------------------------------------------------------------------------------------------------------
Non-current
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                           47            35           (460)         (671)          (413)         (636)
------------------------------------------------------------------------------------------------------------------------------------
Tax value of losses carried forward,
  net of valuation allowance                            30           173             --            --             30           173
------------------------------------------------------------------------------------------------------------------------------------
Others                                                  16           129            (14)           (8)             2           121
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets/(liabilities)                      357           760           (474)         (679)          (117)           81
------------------------------------------------------------------------------------------------------------------------------------
The Company

------------------------------------------------------------------------------------------------------------------------------------
                                                        Assets                     Liabilities                  Net balance
                                                      2002          2001           2002          2001           2002          2001
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Current
------------------------------------------------------------------------------------------------------------------------------------
Provision primarily for receivables and inventories     57           281             --            --             57           281
------------------------------------------------------------------------------------------------------------------------------------
Non-current
Property, plant and equipment                           36             3            (54)          (33)           (18)          (30)
------------------------------------------------------------------------------------------------------------------------------------
Others                                                  15            53             (3)           --             12            53
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets/(liabilities)                      108           337            (57)          (33)            51           304
------------------------------------------------------------------------------------------------------------------------------------

16  Short-term loans
    The Group's and the Company's short-term loans represent:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                                                                        2002              2001              2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Short-term bank loans                                                 22,839            34,424            12,514            23,460
------------------------------------------------------------------------------------------------------------------------------------
Short-term other loans                                                    19                43                15                24
------------------------------------------------------------------------------------------------------------------------------------
Loans from Sinopec Group Company and fellow subsidiaries               4,121             3,448             2,299             2,622
------------------------------------------------------------------------------------------------------------------------------------
                                                                      26,979            37,915            14,828            26,106
------------------------------------------------------------------------------------------------------------------------------------

The Group's and the Company's weighted average interest rate on short-term loans was 4.3% (2001: 5.1%) and 4.2% (2001: 5.1%) respectively at 31 December 2002. The majority of the above loans are unsecured.

The Group and the Company had no overdue short-term loan at 31 December 2002 (2001: nil).

17  Bills payable
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

for the year ended 31 December 2002

18  Trade accounts payable
    The ageing analysis of trade accounts payable are as follows:

    The Group

------------------------------------------------------------------------------------------------------------------------------------
                                                                              2002                                2001
                                                                 RMB millions                 %      RMB millions                 %
------------------------------------------------------------------------------------------------------------------------------------
 Within 3 months                                                       11,058              57.6            12,494              74.4
------------------------------------------------------------------------------------------------------------------------------------
 Between 3 and 6 months                                                 5,688              29.6             1,866              11.1
 Over 6 months                                                          2,466              12.8             2,433              14.5
                                                                       19,212             100.0            16,793             100.0
------------------------------------------------------------------------------------------------------------------------------------

 The Company

------------------------------------------------------------------------------------------------------------------------------------
                                                                              2002                                2001
                                                                 RMB millions                 %      RMB millions                 %
------------------------------------------------------------------------------------------------------------------------------------
 Within 3 months                                                       13,975              76.3             9,735              76.5
------------------------------------------------------------------------------------------------------------------------------------
 Between 3 and 6 months                                                 2,588              14.2             1,313              10.3
------------------------------------------------------------------------------------------------------------------------------------
 Over 6 months                                                          1,747               9.5             1,679              13.2
------------------------------------------------------------------------------------------------------------------------------------
                                                                       18,310             100.0            12,727             100.0
------------------------------------------------------------------------------------------------------------------------------------

Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

At 31 December 2002, the Group and the Company had no individually significant trade accounts payable aged over three years.

19  Receipts in advance
    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 31 December 2002, the Group and the Company had no individually significant receipts in advance aged over one year.

20  Taxes payable

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Value added tax                                                    (1,200)           (1,211)           (1,077)             (914)
------------------------------------------------------------------------------------------------------------------------------------
    Consumption tax                                                       947               979               733               742
------------------------------------------------------------------------------------------------------------------------------------
    Income tax                                                          2,776             2,809             1,307               837
------------------------------------------------------------------------------------------------------------------------------------
    Business tax                                                           88                89                20                33
------------------------------------------------------------------------------------------------------------------------------------
    Other taxes                                                           769               921               111               147
------------------------------------------------------------------------------------------------------------------------------------
                                                                        3,380             3,587             1,094               845
------------------------------------------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2001 and 2002, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

21  Other payables
    At 31 December 2002, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

22  Other creditors
    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 31 December 2002, the Group and the Company had no individually significant other payables aged over three years.

for the year ended 31 December 2002

23  Accrued expenses
    At 31 December 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

24  Current portion of long-term loans
    The Group's and the Company's current portion of long-term loans represent:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                                                                        2002              2001              2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank loans
------------------------------------------------------------------------------------------------------------------------------------
  -- Renminbi loans                                                    6,436             8,490             5,194             5,752
------------------------------------------------------------------------------------------------------------------------------------
  -- Japanese Yen loans                                                  294               240               243               192
------------------------------------------------------------------------------------------------------------------------------------
  -- US Dollar loans                                                   1,337             1,365               237               481
------------------------------------------------------------------------------------------------------------------------------------
  -- Deutsche Marks loans (Note)                                          --                30                --                29
------------------------------------------------------------------------------------------------------------------------------------
  -- Hong Kong Dollar loans                                                3                 4                --                --
------------------------------------------------------------------------------------------------------------------------------------
  -- Dutch Guilders loans (Note)                                          --                11                --                11
------------------------------------------------------------------------------------------------------------------------------------
  -- Euro loans                                                           50                --                47                --
------------------------------------------------------------------------------------------------------------------------------------
                                                                       8,120            10,140             5,721             6,465
------------------------------------------------------------------------------------------------------------------------------------
Long-term other loans
------------------------------------------------------------------------------------------------------------------------------------
  -- Renminbi loans                                                      148               372                12                68
------------------------------------------------------------------------------------------------------------------------------------
  -- US Dollar loans                                                     152               370               110                 2
------------------------------------------------------------------------------------------------------------------------------------
                                                                         300               742               122                70
------------------------------------------------------------------------------------------------------------------------------------
Long-term loans from Sinopec Group Company
  and fellow subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
  -- Renminbi loans                                                      144               345               144               345
------------------------------------------------------------------------------------------------------------------------------------
  -- US Dollar loans                                                       9                69                 9                69
------------------------------------------------------------------------------------------------------------------------------------
                                                                         153               414               153               414
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total current portion of long-term loans                               8,573            11,296             5,996             6,949
------------------------------------------------------------------------------------------------------------------------------------

    Note:Loans denominated in European currencies in 2001 were converted to Euro during the year ended 31 December 2002.

for the year ended 31 December 2002

25  Long-term loans
    The Group's and the Company's long-term loans represent:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                              Interest rate and final maturity          2002              2001              2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
Third parties debts
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank loans
Renminbi loans                Interest rates ranging from
                              interest free to 11.2% per annum
                              at 31 December 2002
                              with maturities through 2013            36,855            32,231            25,884            21,473
------------------------------------------------------------------------------------------------------------------------------------
Japanese Yen loans            Interest rates ranging from
                              0.2% to 7.3% per annum
                              at 31 December 2002
                              with maturities through 2024             2,373             2,401             2,280             2,272
------------------------------------------------------------------------------------------------------------------------------------
US Dollar loans               Interest rates ranging from
                              interest free to 7.9% per annum
                              at 31 December 2002
                              with maturities through 2031             4,294             4,300             1,323             1,884
------------------------------------------------------------------------------------------------------------------------------------
Deutsche                      Marks loans Fixed rates ranging from 6.6% to
                              6.8% per annum at 31 December 2001 which was
                              converted to
                              Euro denominated during 2002                --               151                --               144
------------------------------------------------------------------------------------------------------------------------------------
Dutch Guilders loans          Fixed rate at 7.9% per annum
                              at 31 December 2001
                              which was converted to
                              Euro denominated during 2002                --                28                --                28
------------------------------------------------------------------------------------------------------------------------------------
Hong Kong Dollar loans        Floating rate at Hong Kong Prime Rate
                              per annum plus 0.25%
                              with maturities through 2006                10                14                --                --
------------------------------------------------------------------------------------------------------------------------------------
Euro loans                    Fixed rates ranging from
                              6.0% to 7.9% per annum
                              at 31 December 2002
                              with maturities through 2006               162                --               155                --
------------------------------------------------------------------------------------------------------------------------------------
Less: Current portion                                                  8,120            10,140             5,721             6,465
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank loans                                                  35,574            28,985            23,921            19,336
------------------------------------------------------------------------------------------------------------------------------------
Other long-term loans
Renminbi loans                Interest rates ranging from
                              interest free to 7.5% per annum
                              at 31 December 2002
                              with maturities through 2015               277               596                61               123
------------------------------------------------------------------------------------------------------------------------------------
US Dollar loans               Interest rates ranging from
                              interest free to 3.4% per annum
                              at 31 December 2002
                              with maturities through 2015               438               522               398                34
------------------------------------------------------------------------------------------------------------------------------------
French                        Francs loans Interest rates ranging from
                              1.8% to 8.1% per annum at 31 December 2001
                              which was converted to
                              Euro denominated during 2002                --                15                --                15
------------------------------------------------------------------------------------------------------------------------------------
Euro loans                    Interest rates ranging from
                              1.8% to 8.1% per annum
                              at 31 December 2002
                              with maturities through 2025                16                --                16                --
------------------------------------------------------------------------------------------------------------------------------------
Less: Current portion                                                    300               742               122                70
------------------------------------------------------------------------------------------------------------------------------------
Other long-term loans                                                    431               391               353               102
------------------------------------------------------------------------------------------------------------------------------------
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans                Interest free with maturity in 2020     35,561            35,561            35,561            35,561
------------------------------------------------------------------------------------------------------------------------------------
Renminbi loans                Interest rates ranging from
                              5.0% to 6.0% per annum
                              at 31 December 2002
                              with maturities through 2007             2,272               796             2,187               790
------------------------------------------------------------------------------------------------------------------------------------
US Dollar loans               Interest rates ranging from
                              2.4% to 2.8% per annum
                              at 31 December 2002
                              with maturities through 2006                23               182                21               180
------------------------------------------------------------------------------------------------------------------------------------
Less: Current portion                                                    153               414               153               414
------------------------------------------------------------------------------------------------------------------------------------
Long-term loans from Sinopec Group Company and fellow subsidiaries    37,703            36,125            37,616            36,117
------------------------------------------------------------------------------------------------------------------------------------
                                                                      73,708            65,501            61,890            55,555
------------------------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

25  Long-term loans (continued)
    The maturity analysis of the Group's and the Company's long-term loans are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                               The Group                          The Company
                                                                            2002              2001              2002            2001
                                                                    RMB millions      RMB millions      RMB millions    RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                               7,177            10,383             3,876           6,043
------------------------------------------------------------------------------------------------------------------------------------
    Between two to five years                                             25,564            13,108            17,458           7,931
------------------------------------------------------------------------------------------------------------------------------------
    After five years                                                      40,967            42,010            40,556          41,581
------------------------------------------------------------------------------------------------------------------------------------
    Total long-term loans                                                 73,708            65,501            61,890          55,555
------------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2002, the Group and the Company had secured loans from third parties amounting to RMB 85 million (2001: RMB 171 million) and RMB 23 million (2001: RMB 76 million) respectively.

    Except for the balances disclosed in Note 39, there is no amount due to shareholders who held 5% or more voting right of the Company included in the balance of long term loans.

26  Debentures payable

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 The Group
                                  Interest rate and final maturity                                            2002              2001
                                                                                                      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds             Fixed rate at 2.2% per annum at 31 December 2002
                                    and redeemable in July 2004                                              1,500             1,500
------------------------------------------------------------------------------------------------------------------------------------

    Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary of the Group on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary from the date of IPO to 27 July 2004.

27  Other long-term payables
    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

28  Share capital

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        The Group and the Company
                                                                                                             2002              2001
                                                                                                     RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid:
------------------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                          67,122            67,122
------------------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 H shares of RMB 1.00 each                                                               16,780            16,780
------------------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 A shares of RMB 1.00 each                                                                 2,800             2,800
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           86,702            86,702
------------------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in an extraordinary general meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following state-owned bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its state-owned shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and 586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the state-owned equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic state-owned ordinary shares and H shares rank pari passu in all material respects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No.0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

for the year ended 31 December 2002

29  Capital reserve
    The movements in capital reserve are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        The Group and the Company
                                                                                                             2002              2001
                                                                                                     RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                                                                   36,297            27,449
------------------------------------------------------------------------------------------------------------------------------------
    Share premium from issuance of share                                                                       --             9,016
------------------------------------------------------------------------------------------------------------------------------------
    Less: Underwriting and issuing expenses                                                                    --               168
------------------------------------------------------------------------------------------------------------------------------------
    Government grants                                                                                         291                --
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                                                                 36,588            36,297
------------------------------------------------------------------------------------------------------------------------------------

    During the year ended 31 December 2002, the Group received subsidy on investments amounted to RMB 291 million, pursuant to Guo Jing Mao Tou Zi [2002] No. 847 "Notice on the State's Key Technology Reform on Project Fund Plan regarding the Third Batch of State Debt's Special Fund in 2002" issued by MOF. This fund is used for technology improvement projects.

30  Surplus reserves
    Movements in statutory surplus reserve and statutory public welfare fund are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      The Group and the Company
                                                                    Statutory         Statutory     Discretionary
                                                                      surplus            public           surplus
                                                                      reserve      welfare fund           reserve             Total
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2001                                           1,615             1,615                --             3,230
------------------------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                                         1,402             1,402                --             2,804
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2001                                         3,017             3,017                --             6,034
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                                           3,017             3,017                --             6,034
------------------------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                                         1,412             1,412             7,000             9,824
------------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2002                                         4,429             4,429             7,000            15,858
------------------------------------------------------------------------------------------------------------------------------------

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a)10% of the net profit is transferred to the statutory surplus reserve;

    (b)5% to 10% of the net profit is transferred to the statutory public welfare fund;

    (c)after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the Annual General Meeting.

31  Income from principal operations
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in note 43.

    For the year ended 31 December 2002, revenue from sales to top five customers are RMB 51,896 million (2001: RMB 51,372 million) which accounts for 16% (2001: 17%) of income from principal operations of the Group.

for the year ended 31 December 2002

32  Sales tax and surcharges

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Consumption tax                                                     8,823             9,025             5,909             6,088
------------------------------------------------------------------------------------------------------------------------------------
    City construction tax                                               1,636             1,615               896               820
------------------------------------------------------------------------------------------------------------------------------------
    Education surcharge                                                   782               707               420               396
------------------------------------------------------------------------------------------------------------------------------------
    Resources tax                                                         499               406                96               106
------------------------------------------------------------------------------------------------------------------------------------
    Business tax                                                          112               110                60                78
------------------------------------------------------------------------------------------------------------------------------------
                                                                       11,852            11,863             7,381             7,488
------------------------------------------------------------------------------------------------------------------------------------

33  Financial expenses

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Interest expenses incurred                                          4,951             5,692             3,060             3,372
------------------------------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                                   551               542               271               378
------------------------------------------------------------------------------------------------------------------------------------
    Financial expenses-interest expenses                                4,400             5,150             2,789             2,994
------------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                      (338)           (1,183)             (200)             (824)
------------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                               312               222               235                45
------------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                (47)             (593)              (31)             (356)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        4,327             3,596             2,793             1,859
------------------------------------------------------------------------------------------------------------------------------------

34  Exploration expenses
    Exploration expenses include geological and geophysical expenses and write off of dry hole costs.

35  Investment income

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the cost method                 190               199                16                37
------------------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method               315               347            15,564            19,292
------------------------------------------------------------------------------------------------------------------------------------
                                                                          505               546            15,580            19,329
------------------------------------------------------------------------------------------------------------------------------------

36  Non-operating expenses

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                      748               323               469               165
------------------------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensation                                      74                87                71                83
------------------------------------------------------------------------------------------------------------------------------------
    Donation                                                               66                62                38                23
------------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses (i)                                       244             2,546               244             1,767
------------------------------------------------------------------------------------------------------------------------------------
    Others                                                                511               490               320               315
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1,643             3,508             1,142             2,353
------------------------------------------------------------------------------------------------------------------------------------

    (i)During the year ended 31 December 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company (Note 39), the Company made payment of RMB 244 million related to approximately 11,000 employees that were transferred to Sinopec Group Company.

       In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.

for the year ended 31 December 2002

37  Income Tax

------------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                         2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Provision for PRC income tax                                        6,611             6,445             6,250             6,455
------------------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                                     198               647               253               430
                                                                        6,809             7,092             6,503             6,885
------------------------------------------------------------------------------------------------------------------------------------

38  Dividends
    Pursuant to the shareholder's approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ended 2002. According to the resolution passed at the Director's meeting on 16 August 2002, an interim dividend of RMB 0.02 (2001: nil) per share totalling RMB 1,734 million (2001: nil) was declared.

    Pursuant to a resolution passed at the Director's meeting on 28 March 2003, a final dividend of RMB 0.06 per share (2001: RMB 0.08 per share) totalling RMB 5,202 million (2001: RMB 6,936 million) was proposed for shareholders' approval at the Annual General Meeting.

    Final dividend for the year ended 31 December 2002 has provided for in the financial statements.


39  Related parties and related party transactions
    (a)Related parties having the ability to exercise control over the Group

       The name of the company            :          China Petrochemical Corporation ("Sinopec
                                                     Group Company")
       Registered address                 :          No. 6A, Huixin East Street, Chaoyang District,
                                                     Beijing
       Principal activities               :          Processing crude oil into refined products and
                                                     petrochemical products, petrochemical products
                                                     which include: petrochemical products made
                                                     from crude oil and natural gas; production,
                                                     sale and import and export of synthetic fibre
                                                     and synthetic fibre monomer.
       Relationship with the Group        :          Ultimate holding company
       Types of legal entity              :          State-owned
       Authorised representative          :          Li Yizhong
       Registered capital                 :          RMB 104,912 million

       There is no movement in the above registered capital for the year ended 31 December 2002.

       As at 31 December 2002, Sinopec Group Company held 55.1% shares of the Company and there is no change on percentage shareholdings during this reporting period.

    (b)Related parties not having the ability to exercise control over the Group

       Sinopec Finance Company Limited Nanjing Chemical Industry Company Limited Zhongyuan Petrochemical Company Sichuan Vinylon Company Nanjing Petrochemical Company Qingjiang Petrochemical Limited Liability Company Baoding Petrochemical Company Maoming Ethylene Plant Luoyang Petrochemical Polypropylene Industrial Company Baling Petrochemical Yueyang Petrochemical Company Tianjin United Chemical Company

       The above companies and the Company are under common control of a parent company.

for the year ended 31 December 2002

39  Related parties and related party transactions (continued)

    (c)The principal related party transactions carried out in the ordinary course of business are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Note                           2002              2001
                                                                                                     RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Sales of goods                                                             (i)                         36,343            37,261
-----------------------------------------------------------------------------------------------------------------------------------
    Purchases                                                                 (ii)                         26,225            19,264
-----------------------------------------------------------------------------------------------------------------------------------
    Transportation and storage                                                (iii)                         1,514             1,471
-----------------------------------------------------------------------------------------------------------------------------------
    Exploration and development services                                      (iv)                         10,310            10,250
-----------------------------------------------------------------------------------------------------------------------------------
    Production related services                                                (v)                          7,316             6,116
-----------------------------------------------------------------------------------------------------------------------------------
    Ancillary and social services                                             (vi)                          1,945             2,000
-----------------------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                   (vii)                         2,716             2,489
-----------------------------------------------------------------------------------------------------------------------------------
    Agency commission income                                                 (viii)                            37                 7
-----------------------------------------------------------------------------------------------------------------------------------
    Intellectual property license fee paid                                    (ix)                             10                10
-----------------------------------------------------------------------------------------------------------------------------------
    Interest received                                                          (x)                            104               153
-----------------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                             (xi)                            636               534
-----------------------------------------------------------------------------------------------------------------------------------
    Net deposits (withdrawn from)/placed with related parties                 (xii)                        (1,427)              528
-----------------------------------------------------------------------------------------------------------------------------------
    Net loans obtained from/(repaid to) related parties                      (xiii)                         1,990            (5,034)
-----------------------------------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the years ended 31 December 2002 and 2001 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       At 31 December 2002 and 2001, there was no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products and petroleum products.

       (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

for the year ended 31 December 2002

39     Related parties and related party transactions (continued)

       (x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2001 and 2002 were RMB 7,129 million and RMB 5,702 million respectively.

       (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

       (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

      (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated yearly balance of average loan for the year ended 31 December 2002, which is based on monthly average balances, was RMB 40,019 million (2001: RMB 42,120 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2002. The terms of these agreements are summarised as follows:

       (a) The Company entered into a three-year Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

             o  the government-prescribed price;
             o where there is no government-prescribed price, the government guidance price;
             o where there is neither a government-prescribed price nor a government guidance price, the market price; or
             o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

       (b) The Company has entered into a three-year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB 2,007 million and RMB 482 million per annum respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amounts not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months' notice to Sinopec Group Company.

       (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e) The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

       (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company for a term of ten years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group. notes on the Financial statements (continued) for the year ended 31 December 2002

       (g)   Balances with related parties


       The balances with the Group's related parties at 31 December 2002 are as follows:

----------------------------------------------------------------------------------------------------------------------
                                                    The ultimate holding company           Other related companies
                                                           2002              2001              2002              2001
                                                   RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------
       Trade accounts receivable                             62               627             2,566             2,876
       Advance payments                                       6               151               578               981
       Other receivables                                  3,509               357             7,621             7,932
       Trade accounts payable                                --             1,244             2,103             1,989
       Receipts in advance                                   77                --               264                --
       Other creditors                                       18             2,818             9,608             7,402
       Short-term loans                                      --                --             4,121             3,448
       Long-term loans (Note)                                --                --            37,856            36,539
----------------------------------------------------------------------------------------------------------------------


       Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in long-term loans.

    On 19 December 2002, the Company and Sinopec Group Company entered into an asset swap agreement whereby the Company transferred to Sinopec Group Company certain individual assets and liabilities, consisting principally of, water plants, inspection, maintenance, geology and geophysical assets and related liabilities. The carrying amount of the net assets transferred to Sinopec Group Company approximated the net appraised amount of RMB 1,021 million. In return, Sinopec Group Company transferred to the Company certain gas stations and oil depot assets. The appraised amount of such assets transferred to the Company was RMB 1,040 million. The difference between the carrying and appraised amounts of the assets exchanged amounted to RMB 19 million was paid in cash by the Company. This asset swap agreement was effective from 31 December 2002 and reflected in the financial statements for the year ended 31 December 2002.

for the year ended 31 December 2002

40  PRINCIPAL SUBSIDIARIES

    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the year ended 31 December 2002. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group.

---------------------------------------------------------------------------------------------------------------------------------
                                              Registered capital/    Percentage of equity
    Name of company                             paid-up capital       held by the Company     Principal activities
                                                 RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    China Petrochemical International                 1,400                  100.00           Trading of crude oil and
    Company Limited                                                                           petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical              3,374                   70.01           Manufacturing of chemical products
    Company Limited
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                     1,700                  100.00           Marketing and distribution of
                                                                                              refined petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited         30,028                  100.00           Exploration and production of
                                                                                              crude oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                      2,253                (i)50.00           Manufacturing of plastics,
    Company Limited                                                                           intermediate petrochemical products
                                                                                              and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and                  1,064 and                   99.81           Manufacturing of intermediate
    Chemical Company Limited                      RMB 1,500                                   petrochemical products
                                               convertible bonds                              and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                        1,950                   82.05           Manufacturing of intermediate
    Company Limited                                                                           petrochemical products
                                                                                              and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                    7,200                   55.56           Manufacturing of synthetic fibres,
    Company Limited                                                                           resin and plastics, intermediate
                                                                                              petrochemical products and
                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining                     1,154                   79.73           Manufacturing of intermediate
    Chemical Company Limited                                                                  petrochemical products
                                                                                              and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                 HK$104                   72.40           Trading of crude oil and
                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                       147               (i) 46.25           Marketing and distribution of refined
    Company Limited                                                                           petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited               519               (i) 40.72           Manufacturing of petrochemical
                                                                                              products and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical                      2,330                   84.98           Manufacturing of intermediate
    Company Limited                                                                           petrochemical products and
                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical                          4,000               (i) 42.00           Production and sale of polyester
    Fibre Company Limited                                                                     chips and polyester fibres
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining                          2,524                   71.32           Manufacturing of intermediate
    and Chemical Company Limited                                                              petrochemical products and
                                                                                              petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                         816                   75.00           Exploration and production of crude
    Company Limited                                                                           oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------

     (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

for the year ended 31 December 2002

41  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2002, the future minimum lease payments under operating leases are as follows:

--------------------------------------------------------------------------------------------------------------------
                                                             The Group                          The Company
                                                         2002              2001              2002              2001
                                                 RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Within one year                                     2,726             2,844             2,629             2,590
    Between one to two years                            2,666             2,736             2,585             2,565
    Between two to three years                          2,647             2,563             2,568             2,494
    Between three to four years                         2,635             2,559             2,557             2,492
    Between four to five years                          2,609             2,550             2,531             2,484
    After five years                                   83,718            85,368            82,231            84,250
--------------------------------------------------------------------------------------------------------------------
                                                       97,001            98,620            95,101            96,875
--------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 31 December 2002, the Group and the Company had capital commitments as follows:

----------------------------------------------------------------------------------------------------------------------
                                                               The Group                          The Company
                                                            2002              2001              2002              2001
                                                    RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                         30,245            21,636            15,218             8,436
    Authorised but not contracted for                     41,015            18,204            27,115            12,437
                                                          71,260            39,840            42,333            20,873
----------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and these may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is extended to 55 years as a special dispensation is given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration. The Group is required to make payments for its exploration and production licenses and the amounts are recognised in the income statement.

    The Group has to make payments of exploration license fees and the production right usage fees to the Ministry of Land and Resources annually. Payments incurred for the year ended 31 December 2002 was approximately RMB 65 million (2001: RMB 29 million).

    Estimated annual payments as to exploration and production licenses in the future are as follows:


---------------------------------------------------------------------------------------------------------------------
                                                             The Group                          The Company
                                                          2002              2001              2002              2001
                                                  RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------
    Within one year                                         55                43                37                28
    Between one to two years                                76                39                45                26
    Between two to three years                              66                51                35                26
    Between three to four years                             63                62                28                31
    Between four to five years                              43                56                12                24
    After five years                                       263               284               109               114
---------------------------------------------------------------------------------------------------------------------
                                                           566               535               266               249
---------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

42  CONTINGENT LIABILITIES

    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 31 December 2002, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below were as follows:

-------------------------------------------------------------------------------------------------------------
                                                      The Group                          The Company
                                                   2002              2001              2002              2001
                                           RMB millions      RMB millions      RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------
       Associated and jointly
         controlled entities                       7,492               546             7,017               --
       Third parties                                  30               322                --               --
-------------------------------------------------------------------------------------------------------------
                                                   7,522               868             7,017               --
-------------------------------------------------------------------------------------------------------------

       The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2001 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

       In March 2003, the Company made guarantees of RMB 4,680 million given to banks in respect of banking facilities granted to an associate.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 287 million for the year ended 31 December 2002 (2001: RMB 221 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

for the year ended 31 December 2002

43  SEGMENTAL INFORMATION

    The Group has five operating segments as follows:

    (i)Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Company and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Company and external customers.

    (iii)Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v)Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

for the year ended 31 December 2002

43  SEGMENTAL INFORMATION (CONTINUED)

    Reportable information on the Group's business segments is as follows:

--------------------------------------------------------------------------------------------------------
                                                                               2002              2001
                                                                       RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------
    Turnover
-------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                        10,920            11,095
-------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   39,407            43,332
                                                                             50,327            54,427
-------------------------------------------------------------------------------------------------------------
    Refining
       External sales                                                        47,555            49,497
-------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                  161,340           156,782
                                                                            208,895           206,279
-------------------------------------------------------------------------------------------------------------
    Marketing and distribution
       External sales                                                       184,378           180,610
-------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                    2,329             2,460
                                                                            186,707           183,070
-------------------------------------------------------------------------------------------------------------
    Chemicals
       External sales                                                        58,401            48,945
-------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                    7,204             5,626
                                                                             65,605            54,571
-------------------------------------------------------------------------------------------------------------
    Others
       External sales                                                        22,930            14,200
-------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                   19,845             8,875
                                                                             42,775            23,075
-------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                     (230,125)         (217,075)
    Turnover                                                                324,184           304,347
-------------------------------------------------------------------------------------------------------------
    Cost of sales, sales tax and surcharges
-------------------------------------------------------------------------------------------------------------
    Exploration and production                                               28,788            27,738
-------------------------------------------------------------------------------------------------------------
    Refining                                                                198,115           199,272
-------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                              163,701           167,786
-------------------------------------------------------------------------------------------------------------
    Chemicals                                                                60,429            50,580
-------------------------------------------------------------------------------------------------------------
    Others                                                                   42,378            22,343
-------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                             (230,377)         (219,721)
-------------------------------------------------------------------------------------------------------------
    Cost of sales, sales tax and surcharges                                 263,034           247,998
-------------------------------------------------------------------------------------------------------------
    Operating profit
-------------------------------------------------------------------------------------------------------------
    Exploration and production                                               21,973            28,765
-------------------------------------------------------------------------------------------------------------
    Refining                                                                 10,598             7,577
-------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                               23,006            15,284
-------------------------------------------------------------------------------------------------------------
    Chemicals                                                                 5,176             3,992
-------------------------------------------------------------------------------------------------------------
    Others                                                                      397               731
-------------------------------------------------------------------------------------------------------------
    Total operating profit                                                   61,150            56,349
-------------------------------------------------------------------------------------------------------------

44  POST BALANCE SHEET EVENTS

    Except for disclosed in Note 42, the Company made guarantees to banks in respect of banking facilities granted to an associate in March 2003, the Group and the Company do not have other post balance sheet event.

45  OTHER SIGNIFICANT EVENTS

    The Group does not have any other significant event required to disclose as at the approval date of this financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

[GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 114 to 142 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.




KPMG
Certified Public Accountants
Hong Kong, China, 28 March 2003

(B) FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL Financial Reporting STANDARDS ("IAS") CONSOLIDATED INCOME STATEMENT for the year ended 31 December 2002
     (Amounts in millions except per share data)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                        Note           2002              2001
                                                                                                        RMB               RMB
-------------------------------------------------------------------------------------------------------------------------------
Turnover and other operating revenues
-------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                              3         324,184           304,347
-------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                              4          15,858            14,124
                                                                                                    340,042           318,471
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses
-------------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                              (235,245)         (220,313)
-------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                          5         (21,088)          (17,138)
-------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                        (24,282)          (22,430)
-------------------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                        (4,363)           (3,775)
-------------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                                    6         (13,625)          (12,889)
-------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                           7            (244)           (2,546)
-------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                           8         (11,852)          (11,887)
-------------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                         9          (1,066)             (193)
-------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                    (311,765)         (291,171)
-------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                                     28,277            27,300
-------------------------------------------------------------------------------------------------------------------------------
Finance costs
-------------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                     10          (4,018)           (4,706)
-------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                     338             1,183
-------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                            (312)             (222)
-------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                               47               593
-------------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                             (3,945)           (3,152)
-------------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                       190               199
-------------------------------------------------------------------------------------------------------------------------------
Share of profits less losses from associates and jointly controlled entities                            310               320
-------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                                      24,832            24,667
-------------------------------------------------------------------------------------------------------------------------------
Taxation                                                                                 11          (7,635)           (8,029)
-------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                                       17,197            16,638
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                   (1,117)             (613)
-------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                                                                  16,080            16,025
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                 15            0.19              0.19
-------------------------------------------------------------------------------------------------------------------------------
Dividends attributable to the year:                                                      16
-------------------------------------------------------------------------------------------------------------------------------
Interim dividend declared during the year                                                             1,734                --
-------------------------------------------------------------------------------------------------------------------------------
Final dividend proposed after the balance sheet date                                                  5,202             6,936
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      6,936             6,936
-------------------------------------------------------------------------------------------------------------------------------





The notes on pages 120 to 142 form part of these financial statements.


CONSOLIDATED BALANCE SHEET
at 31 December 2002
(Amounts in millions)

---------------------------------------------------------------------------------------------------------------------
                                                                              Note            2002              2001
                                                                                               RMB               RMB
---------------------------------------------------------------------------------------------------------------------
Non-current assets
    Property, plant and equipment                                              17          238,822           217,757
    Construction in progress                                                   18           21,504            26,450
    Investments                                                                20            2,554             3,282
    Interests in associates and jointly controlled entities                    21            7,917             5,172
    Deferred tax assets                                                        25              732               769
    Lease prepayments                                                                          803             2,115
    Other assets                                                                             1,665             1,369
---------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                   273,997           256,914
---------------------------------------------------------------------------------------------------------------------
Current assets
    Cash and cash equivalents                                                               17,699            21,023
    Time deposits with financial institutions                                                1,013             1,831
    Trade accounts receivable                                                  22           10,670            11,082
    Bills receivable                                                           22            4,684             3,542
    Inventories                                                                23           46,297            46,194
    Prepaid expenses and other current assets                                  24           21,521            26,123
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       101,884           109,795
---------------------------------------------------------------------------------------------------------------------
Current liabilities
    Short-term debts                                                           26           31,278            45,349
    Loans from Sinopec Group Company and fellow subsidiaries                   26            4,274             3,862
    Trade accounts payable                                                     27           19,212            16,793
    Bills payable                                                              27           30,139            26,022
    Accrued expenses and other payables                                        28           29,755            29,876
    Income tax payable                                                                       2,776             2,809
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  117,434           124,711
---------------------------------------------------------------------------------------------------------------------

Net current liabilities                                                                    (15,550)          (14,916)

Total assets less current liabilities                                                      258,447           241,998

Non-current liabilities

    Long-term debts                                                            26           37,505            30,876
    Loans from Sinopec Group Company and fellow subsidiaries                   26           37,703            36,125
    Deferred tax liabilities                                                   25            3,599             2,981
    Other liabilities                                                                        1,235               806
---------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                               80,042            70,788
---------------------------------------------------------------------------------------------------------------------
Minority interests                                                                          23,920            23,541

Net assets                                                                                 154,485           147,669
Shareholders' funds
Share capital                                                                  29           86,702            86,702
Reserves                                                                                    67,783            60,967
---------------------------------------------------------------------------------------------------------------------
                                                                                           154,485           147,669
---------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 28 March 2003

Li Yizhong          Wang Jiming                 Zhang Jiaren
Chairman            Director and President      Director, Vice President and
                                                Chief Financial Officer





The notes on pages 120 to 142 form part of these financial statements.


BALANCE SHEET
at 31 December 2002
(Amounts in millions)

-----------------------------------------------------------------------------------------------------------------------------
                                                                             Note                    2002              2001
                                                                                                      RMB               RMB
-----------------------------------------------------------------------------------------------------------------------------
Non-current assets
    Property, plant and equipment                                             17                  118,562           107,040
    Construction in progress                                                  18                   15,695            16,753
    Interests in subsidiaries                                                 19                   89,332            89,608
    Investments                                                               20                      486               462
    Interests in associates and jointly controlled entities                   21                    5,679             4,155
    Deferred tax assets                                                       25                      108               337
    Other assets                                                                                    1,267             1,092
-----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                          231,129           219,447
-----------------------------------------------------------------------------------------------------------------------------

Current assets
    Cash and cash equivalents                                                                       8,207            11,595
    Time deposits with financial institutions                                                         221               230
    Trade accounts receivable                                                 22                    9,885             9,461
    Bills receivable                                                          22                    1,478             1,464
    Inventories                                                               23                   25,190            27,327
    Prepaid expenses and other current assets                                 24                   26,599            28,453
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               71,580            78,530
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities
    Short-term debts                                                          26                   18,372            30,019
    Loans from Sinopec Group Company and fellow subsidiaries                  26                    2,452             3,036
    Trade accounts payable                                                    27                   18,310            12,727
    Bills payable                                                             27                   23,055            19,291
    Accrued expenses and other payables                                       28                   21,094            27,552
    Income tax payable                                                                              1,307               837
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          84,590            93,462
-----------------------------------------------------------------------------------------------------------------------------

Net current liabilities                                                                           (13,010)          (14,932)

Total assets less current liabilities                                                             218,119           204,515

Non-current liabilities
    Long-term debts                                                           26                   24,274            19,438
    Loans from Sinopec Group Company and fellow subsidiaries                  26                   37,616            36,117
    Deferred tax liabilities                                                  25                    1,042               673
    Other liabilities                                                                                 702               618
-----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                      63,634            56,846
-----------------------------------------------------------------------------------------------------------------------------

Net assets                                                                                        154,485           147,669
Shareholders' funds
Share capital                                                                 29                   86,702            86,702
Reserves                                                                                           67,783            60,967
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  154,485           147,669
-----------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 28 March 2003

Li Yizhong          Wang Jiming                 Zhang Jiaren
Chairman            Director and President      Director, Vice President and
                                                Chief Financial Officer



The notes on pages 120 to 142 form part of these financial statements


CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2002
(Amounts in millions)

----------------------------------------------------------------------------------------------------------------------------
                                                                                        Note           2002           2001
                                                                                                        RMB            RMB
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                                     (a)         53,890         55,279

Cash flow from investing activities

    Capital expenditure                                                                             (41,941)       (55,935)
    Purchase of investments and investments in associates and jointly
      controlled entities                                                                            (2,064)        (3,375)
    Proceeds from disposal of investments and investments in associates
      and jointly controlled entities                                                                    97            307
    Proceeds from disposal of property, plant and equipment                                             432            374
    Repayments from associates and jointly controlled entities                                           --            117
    Increase in time deposits with financial institutions                                            (1,342)       (18,698)
    Maturity of time deposits with financial institutions                                             2,160         38,727
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                               (42,658)       (38,483)
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from public offering, net of issuing expenses                                               --         11,648
    Proceeds from bank and other loans                                                              252,675        258,928
    Repayments of bank and other loans                                                             (258,343)      (272,410)
    Distributions to minority interests                                                                (455)          (682)
    Contributions from minority interests                                                               230            287
    Dividend paid                                                                                    (8,670)        (6,712)
    Cash and cash equivalents distributed to Sinopec Group Company                                       --         (6,446)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                               (14,563)       (15,387)
----------------------------------------------------------------------------------------------------------------------------

Net (decrease)/increase in cash and cash equivalents                                                 (3,331)         1,409
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                           7             (7)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                                       21,023         19,621
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                             17,699         21,023
----------------------------------------------------------------------------------------------------------------------------





The notes on pages 120 to 142 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2002
(Amounts in millions)

(a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 2002              2001
                                                                                                  RMB               RMB
-------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                            24,832            24,667
    Adjustments for:
    Depreciation, depletion and amortisation                                                   24,282            22,430
    Dry hole costs                                                                              1,771             1,770
    Share of profits less losses from associates and jointly controlled entities                 (310)             (320)
    Investment income                                                                            (190)             (199)
    Interest income                                                                              (338)           (1,183)
    Interest expense                                                                            4,018             4,706
    Unrealised foreign exchange loss/(gain)                                                       244              (413)
    Loss on disposal of property, plant and equipment                                             721                67
    Decrease in trade accounts receivable                                                         326             1,990
    Increase in bills receivable                                                               (1,144)             (823)
    (Increase)/decrease in inventories                                                           (137)            4,319
    Decrease in prepaid expenses and other current assets                                       4,122               668
    (Increase)/decrease in lease prepayments                                                      (11)               50
    Increase in other assets                                                                     (612)              (43)
    Increase/(decrease) in trade accounts payable                                               2,517           (2,761)
    Increase in bills payable                                                                   4,165            14,819
    Increase/(decrease) in accrued expenses and other payables                                    572            (4,972)
    Increase in other liabilities                                                                 622               360
    Cash generated from operations                                                             65,450            65,132
    Interest received                                                                             353             1,237
    Interest paid                                                                              (5,592)           (5,057)
    Investment and dividend income received                                                       278               293
    Income tax paid                                                                            (6,599)           (6,326)
    Cash flows from operating activities                                                       53,890            55,279




The notes on pages 120 to 142 form part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS for the year ended 31 December
2002 (Amounts in millions except per share data)

t
THE GROUP AND THE COMPANY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Statutory  Discre-
                                                                     Reval-  Statutory   public   tionary
                                          Share   Capital    Share   uation   surplus   welfare   surplus   Other   Retained
                                        capital   reserve  premium   reserve  reserve    fund     reserve  reserves earnings  Total
                                            RMB       RMB      RMB     RMB      RMB       RMB      RMB       RMB      RMB      RMB
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund at 1 January 2001     83,902   (14,579)   9,224   33,257    1,615    1,615       --      2,147   15,973  133,154
-----------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2000 (Note 16)            --        --       --       --       --       --       --        --    (6,712)  (6,712)
-----------------------------------------------------------------------------------------------------------------------------------
Issue of shares, net of issuing
  expenses of RMB 168 million             2,800        --    8,848       --       --       --       --        --        --   11,648
-----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders          --        --       --       --       --       --       --        --    16,025   16,025
-----------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a) and (b))             --        --       --       --     1,402   1,402       --        --    (2,804)      --
-----------------------------------------------------------------------------------------------------------------------------------
Consideration for Acquisition of
  Sinopec National Star (Note 1)             --        --       --       --       --       --       --    (6,446)       --   (6,446)
-----------------------------------------------------------------------------------------------------------------------------------
Transfer from other reserves to
  capital reserve                            --    (4,299)      --       --       --       --       --     4,299        --       --
-----------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised                 --        --       --     (232)      --       --       --        --       232       --
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund at 31 December 2001   86,702   (18,878)  18,072   33,025     3,017    3,017      --        --    22,714  147,669
-----------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2001 (Note 16)            --        --       --       --       --       --       --        --    (6,936)  (6,936)
-----------------------------------------------------------------------------------------------------------------------------------
Interim dividend for 2002 (Note 16)          --        --       --       --       --       --       --        --    (1,734)  (1,734)
-----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders          --        --       --       --       --       --       --        --    16,080   16,080
-----------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a), (b) and (c))        --        --       --       --     1,412    1,412    7,000       --    (9,824)      --
-----------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised                 --        --       --     (544)      --       --       --        --       544       --
-----------------------------------------------------------------------------------------------------------------------------------
Elimination of surplus on land use
  rights (Note (e))                          --       --       --      (840)      --      --        --       246       --
-----------------------------------------------------------------------------------------------------------------------------------
Deferred tax on land use rights
  (Note (e))                                 --       --       --       --        --      --        --        (5)        5       --
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' fund at 31 December 2002   86,702   (18,878)  18,072   31,641     4,429    4,429    7,000      241    20,849  154,485
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2002, the Company transferred RMB 1,412 million (2001: RMB 1,402 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to determine the amount of the transfer. The directors authorised the transfer of RMB 450 million (2001: RMB nil), being 10% of the net profit for the six-month period ended 30 June 2002 as determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

    The directors authorised the transfer of RMB 962 million, subject to the shareholders' approval, being 10% of the net profit for the six-month period ended 31 December 2002 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the year ended 31 December 2001 was RMB 1,402 million.

(c) The directors authorised the transfer of RMB 7,000 million (2001: Rmb nil), subject to the shareholders' approval at the Annual General Meeting to the discretionary surplus reserve. Its usage is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2002, the amount of retained profits available for distribution was RMB 12,569 million (2001: RMB 16,942 million), being the amount determined in accordance with the PRC Accounting Rules and Regulations. Final dividend of RMB 5,202 million (2001: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the year. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

(f) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the consideration paid over the amount of the net assets acquired from Sinopec National Star.

(g) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.




The notes on pages 120 to 142 form part of these financial statements for the year ended 31 December 2002

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation ("the Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

    As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group was treated as an equity transaction.

    The accompanying financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 17). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (e) to the statements of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as at 1 January 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in prior years.

    The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

for the year ended 31 December 2002

2   PRINCIPAL ACCOUNTING POLICIES

    (a)Basis of consolidation
       The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

       The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation.

       The particulars of the Group's principal subsidiaries are set out in
       Note 34.

    (b)Translation of foreign currencies
       The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

       Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)Cash and cash equivalents
       Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)Trade accounts receivable
       Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)Property, plant and equipment
       Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 17), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

       Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

       Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

       Buildings                                                  15 to 45 years
       Plant, machinery, equipment and others                      4 to 18 years
       Oil depots, storage tanks and service station equipment 8 to 14 years for the year ended 31 December 2002

2   PRINCIPAL ACCOUNTING POLICIES (continued)

    (g)Oil and gas properties
       The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

       Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)Lease prepayments
       Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights. At 31 December 2002, lease prepayments which comprise of land use rights have been presented in a separate balance sheet caption. Accordingly, the comparative amount at 31 December 2001 which was previously included in property, plant and equipment was reclassified to conform with the current year's presentation.

    (i)Construction in progress
       Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

       Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

       No depreciation is provided in respect of construction in progress.

    (j)Interests in subsidiaries
       In the Company's stand-alone balance sheet, interests in subsidiaries are accounted for using the equity method.

    (k)Investments
       Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (l)Interests in associates and jointly controlled entities
       An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. Joint control is the contractually agreed sharing of control over an economic activity.

       Investments in associates and jointly controlled entities are accounted for using the equity method in the Company's and the Group's financial statements, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

    (m)Provisions
       A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

for the year ended 31 December 2002

2   PRINCIPAL ACCOUNTING POLICIES (continued)

    (o)Borrowing costs
       Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)Repairs and maintenance expenditure
       Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (q)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

       Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (r)Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

    (s)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 32.

    (u)Impairment loss
       The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (v)Income tax
       Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w)Dividends
       Dividends are recognised as a liability in the period in which they are declared.

    (x)Segmental reporting
       A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

for the year ended 31 December 2002

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES

-----------------------------------------------------------------------------------------------------------------
                                                                                             The Group
                                                                                          2002              2001
                                                                                  RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------
    Sale of materials, service and others                                               15,515            13,948
    Rental income                                                                          343               176
-----------------------------------------------------------------------------------------------------------------
                                                                                        15,858            14,124
-----------------------------------------------------------------------------------------------------------------

5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:

-----------------------------------------------------------------------------------------------------------------
                                                                                             The Group
                                                                                          2002              2001
                                                                                  RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------
    Research and development costs                                                       1,514             1,290
    Operating lease charges                                                              3,192             2,832
    Auditors' remuneration                                                                  82                89


6   PERSONNEL EXPENSES

-----------------------------------------------------------------------------------------------------------------
                                                                                             The Group
                                                                                          2002              2001
                                                                                  RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------
    Wages and salaries                                                                   9,871             9,402
    Staff welfare                                                                        1,375             1,311
    Contributions to retirement schemes                                                  1,549             1,358
    Social security contributions                                                          830               818
                                                                                        13,625            12,889
-----------------------------------------------------------------------------------------------------------------

7   EMPLOYEE REDUCTION EXPENSES
    During the year ended 31 December 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company (Note 31), the Company made payments of RMB 244 million relating to approximately 11,000 employees that were transferred to Sinopec Group Company.

    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.

notes on the Financial statement (continued) for the year ended 31 December 2002

8   TAXES OTHER THAN INCOME TAX

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   The Group
                                                                                                2002              2001
                                                                                        RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------
    Consumption tax                                                                            8,823             9,025
    City construction tax                                                                      1,636             1,615
    Education surcharge                                                                          782               707
    Resources tax                                                                                499               406
    Business tax                                                                                 112               110
    Others                                                                                        --                24
-----------------------------------------------------------------------------------------------------------------------
                                                                                              11,852            11,887
-----------------------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9   OTHER OPERATING EXPENSES, NET

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   The Group
                                                                                                2002              2001
                                                                                        RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensations                                                            71                80
    Donations                                                                                     66                62
    Loss on disposal of property, plant and equipment, net                                       721                67
-----------------------------------------------------------------------------------------------------------------------
    Others                                                                                       208               (16)
-----------------------------------------------------------------------------------------------------------------------
                                                                                               1,066               193
-----------------------------------------------------------------------------------------------------------------------

10  INTEREST EXPENSE

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   The Group
                                                                                                2002              2001
                                                                                        RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------
    Interest expense incurred                                                                  4,951             5,692
    Less: Interest expense capitalised*                                                         (933)             (986)
-----------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                           4,018             4,706
-----------------------------------------------------------------------------------------------------------------------
    * Interest rates per annum at which borrowing costs were capitalised for
      construction in progress                                                           3.1% to 6.2%      3.4% to 8.0%
-----------------------------------------------------------------------------------------------------------------------

11  TAXATION
    Taxation in the consolidated income statement represents:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                  The Group
                                                                                                2002              2001
                                                                                        RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------
    Provision for PRC income tax
       - the Group                                                                             6,566             6,414
       - associates and jointly controlled entities                                               43                23
    Deferred taxation (Note 25)                                                                1,026             1,592
-----------------------------------------------------------------------------------------------------------------------
                                                                                               7,635             8,029
-----------------------------------------------------------------------------------------------------------------------

    A reconciliation of the expected tax with the actual tax expense is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   The Group
                                                                                                2002              2001
                                                                                        RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------

    Profit from ordinary activities before taxation                                           24,832            24,667
    Expected PRC income tax expense at a statutory tax rate of 33%                             8,195             8,140
    Non-deductible expenses                                                                      208               398
    Non-taxable income                                                                          (441)             (261)
    Differential tax rate on subsidiaries' income (Note i)                                      (491)             (390)
    Tax losses not recognised for deferred tax                                                   164               142
-----------------------------------------------------------------------------------------------------------------------
                                                                                               7,635             8,029
-----------------------------------------------------------------------------------------------------------------------

    Note:

    (i)The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

for the year ended 31 December 2002

12  DIRECTORS' AND SUPERVISORS' EMOLUMENTS
    Directors' and supervisors' emoluments are as follows:
------------------------------------------------------------------------------------------------------------------
                                                                                          2002              2001
                                                                                       RMB'000           RMB'000
------------------------------------------------------------------------------------------------------------------
    Fees                                                                                    64                64
    Salaries and other emoluments                                                        1,429             1,267
    Retirement scheme contributions                                                        128               104
------------------------------------------------------------------------------------------------------------------
                                                                                         1,621             1,435
------------------------------------------------------------------------------------------------------------------

    Included in the directors' and supervisors' emoluments were fees of RMB
    64,000 (2001: RMB 64,000) paid to the independent non-executive directors and an independent supervisor during the year ended 31 December 2002.

    An analysis of directors' and supervisors' emoluments by number of directors and supervisors and emolument range is as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                          2002              2001
                                                                                        Number            Number
------------------------------------------------------------------------------------------------------------------
    Nil to HK$ 1,000,000                                                                    20                20
------------------------------------------------------------------------------------------------------------------

13  SENIOR MANAGEMENT'S EMOLUMENTS
    Details of emoluments paid to the five highest paid individuals (none of them is a director or a supervisor) of the Group during the year are as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                          2002              2001
                                                                                       RMB'000           RMB'000
------------------------------------------------------------------------------------------------------------------
    Salaries and other emoluments                                                        1,250             1,362
    Retirement scheme contributions                                                        121                51
------------------------------------------------------------------------------------------------------------------
                                                                                         1,371             1,413
------------------------------------------------------------------------------------------------------------------

    An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                          2002              2001
                                                                                        Number            Number
------------------------------------------------------------------------------------------------------------------
    Nil to HK$ 1,000,000                                                                     5                 5
------------------------------------------------------------------------------------------------------------------

14  PROFIT ATTRIBUTABLE TO SHAREHOLDERS
    The profit attributable to shareholders includes a profit of RMB 16,080 million (2001: RMB 16,025 million) which has been dealt with in the financial statements of the Company.

15  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the year ended 31 December 2002 is based on the profit attributable to shareholders of RMB 16,080 million and the weighted average number of shares of 86,702,439,000 during the year.

    The calculation of basic earnings per share for the year ended 31 December 2001 is based on the profit attributable to shareholders of RMB 16,025 million and the weighted average number of shares of 85,168,192,425 during the year. The weighted average number of shares for the year ended 31 December 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in Shanghai Stock Exchange (Note 29).

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.

16  DIVIDENDS
    Dividends attributable to the year represent:

------------------------------------------------------------------------------------------------------------------
                                                                                           2002              2001
                                                                                   RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------
    Dividends declared and paid during the year of RMB 0.02 per share
    (2001: RMB nil per share)                                                           1,734                --
    Dividends proposed after the balance sheet date of RMB 0.06 per share
    (2001: RMB 0.08 per share)                                                          5,202             6,936
------------------------------------------------------------------------------------------------------------------
                                                                                        6,936             6,936
------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ended 31 December 2002. According to the resolution passed at the Directors' meeting on 16 August 2002, an interim dividend of RMB 0.02 (2001: RMB nil) per share totalling RMB 1,734 million (2001: RMB nil) was declared.

    Pursuant to a resolution passed at the Directors' meeting on 28 March 2003, a final dividend of RMB 0.06 (2001: RMB 0.08) per share totalling RMB 5,202 million (2001: RMB 6,936 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 5,202 million (2001: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends attributable to the previous financial year, approved and paid during the year represent:

------------------------------------------------------------------------------------------------------------------
                                                                                           2002              2001
                                                                                   RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------
    Final dividends in respect of the previous financial year, approved
      and paid during the year, of RMB 0.08 per share (2001: RMB 0.08 per share)          6,936             6,712
------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002


17  PROPERTY, PLANT AND EQUIPMENT

    The Group - by segment:

------------------------------------------------------------------------------------------------------------------------------------
                                                   Exploration                    Marketing                  Corporate
                                                           and                          and                        and
                                                    production      Refining   distribution   Chemicals         others         Total
                                                  RMB millions  RMB millions   RMB millions    millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                          142,354        93,003         40,683     110,429        1,657       388,126
    Additions                                            1,623           453          1,860         306          102         4,344
    Transferred from Sinopec Group Company
      (Note 31)                                             --            --          1,040          --           --         1,040
    Transferred from construction in progress           17,236         6,825          6,416      11,162          559        42,198
    Transferred to Sinopec Group Company
      (Note 31)                                         (1,799)         (266)            --        (144)          --        (2,209)
    Disposals                                           (1,485)       (1,308)          (521)       (704)         (88)       (4,106)
    Balance at 31 December 2002                        157,929        98,707         49,478     121,049        2,230       429,393
    Accumulated depreciation:
    Balance at 1 January 2002                           68,318        40,338          6,788      54,512          413       170,369
    Depreciation charge for the year                     9,024         6,002          1,935       6,880          126        23,967
    Transferred to Sinopec Group Company
      (Note 31)                                           (619)         (125)            --         (68)          --          (812)
    Written back on disposals                           (1,177)         (939)          (247)       (523)         (67)       (2,953)
    Balance at 31 December 2002                         75,546        45,276          8,476      60,801          472       190,571
    Net book value:
    At 31 December 2002                                 82,383        53,431         41,002      60,248        1,758       238,822
    At 31 December 2001                                 74,036        52,665         33,895      55,917        1,244       217,757
------------------------------------------------------------------------------------------------------------------------------------

    The Company - by segment:

-----------------------------------------------------------------------------------------------------------------------------------
                                                   Exploration                    Marketing                  Corporate
                                                           and                          and                        and
                                                    production      Refining   distribution   Chemicals         others         Total
                                                  RMB millions  RMB millions   RMB millions    millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                           46,748        64,392         39,671      30,309            847     181,967
    Additions                                              884           941          1,785         196             46       3,852
    Transferred from Sinopec Group Company
      (Note 31)                                             --            --          1,040          --             --       1,040
    Transferred from construction in progress            7,471         4,704          6,375         251            435      19,236
    Transferred to Sinopec Group Company
      (Note 31)                                         (1,235)         (266)            --        (144)            --      (1,645)
    Disposals                                             (766)       (1,057)          (504)        (76)           (70)     (2,473)
    Balance at 31 December 2002                         53,102        68,714         48,367      30,536          1,258     201,977
    Accumulated depreciation:
    Balance at 1 January 2002                           22,688        30,001          6,648      15,361            229      74,927
    Depreciation charge for the year                     3,454         3,772          1,860       1,669             58      10,813
    Transferred to Sinopec Group Company
      (Note 31)                                           (460)         (125)            --         (68)            --        (653)
    Written back on disposals                             (562)         (769)          (232)        (48)           (61)     (1,672)
    Balance at 31 December 2002                         25,120        32,879          8,276      16,914            226      83,415
    Net book value:
    At 31 December 2002                                 27,982        35,835         40,091      13,622          1,032     118,562
    At 31 December 2001                                 24,060        34,391         33,023      14,948            618     107,040
------------------------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

17  PROPERTY, PLANT AND EQUIPMENT (continued)

    The Group - by asset class:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Oil depots,          Plant,
                                                                                 storage tanks      machinery,
                                                                   Oil and gas     and service       equipment
                                                     Buildings      properties        stations      and others           Total
                                                  RMB millions    RMB millions    RMB millions    RMB millions    RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                           33,397         125,119          33,321         196,289         388,126
    Additions                                              365              52           1,160           2,767           4,344
    Transferred from Sinopec Group Company (Note 31)        --              --           1,040              --           1,040
    Transferred from construction in progress            1,407          16,431           6,019          18,341          42,198
    Reclassification                                     1,077             295          (4,361)          2,989              --
    Transferred to Sinopec Group Company (Note 31)        (185)           (196)             --          (1,828)         (2,209)
    Disposals                                             (317)           (769)           (252)         (2,768)         (4,106)
    Balance at 31 December 2002                         35,744         140,932          36,927         215,790         429,393
    Accumulated depreciation:
    Balance at 1 January 2002                           12,934          62,676           5,902          88,857         170,369
    Depreciation charge for the year                     1,539           7,557           1,391          13,480          23,967
    Reclassification                                       384             118            (748)            246              --
    Transferred to Sinopec Group Company (Note 31)         (56)            (51)             --            (705)           (812)
    Written back on disposals                             (116)           (667)           (163)         (2,007)         (2,953)
    Balance at 31 December 2002                         14,685          69,633           6,382          99,871         190,571
    Net book value:
    At 31 December 2002                                 21,059          71,299          30,545         115,919         238,822
    At 31 December 2001                                 20,463          62,443          27,419         107,432         217,757
-------------------------------------------------------------------------------------------------------------------------------

    The Company - by asset class:


-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Oil depots,          Plant,
                                                                                 storage tanks      machinery,
                                                                   Oil and gas     and service       equipment
                                                     Buildings      properties        stations      and others           Total
                                                  RMB millions    RMB millions    RMB millions    RMB millions    RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2002                           17,221          39,869          32,397          92,480         181,967
    Additions                                              316              52           1,132           2,352           3,852
    Transferred from Sinopec Group Company (Note 31)        --              --           1,040              --           1,040
    Transferred from construction in progress            1,024           6,899           5,839           5,474          19,236
    Reclassification                                       175            (380)         (4,361)          4,566              --
    Transferred to Sinopec Group Company (Note 31)         (91)           (196)             --          (1,358)         (1,645)
    Disposals                                             (206)           (272)           (251)         (1,744)         (2,473)
    Balance at 31 December 2002                         18,439          45,972          35,796         101,770         201,977
    Accumulated depreciation:
    Balance at 1 January 2002                            5,651          20,919           5,828          42,529          74,927
    Depreciation charge for the year                       836           2,955           1,319           5,703          10,813
    Reclassification                                        67            (165)           (748)            846              --
    Transferred to Sinopec Group Company (Note 31)         (36)            (51)             --            (566)           (653)
    Written back on disposals                              (89)           (217)           (163)         (1,203)         (1,672)
    Balance at 31 December 2002                          6,429          23,441           6,236          47,309          83,415
    Net book value:
    At 31 December 2002                                 12,010          22,531          29,560          54,461         118,562
    At 31 December 2001                                 11,570          18,950          26,569          49,951         107,040
-------------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999. In connection with the Acquisition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interests.

for the year ended 31 December 2002




18  CONSTRUCTION IN PROGRESS

    The Group:

--------------------------------------------------------------------------------------------------------------------------------
                                            Exploration                    Marketing                    Corporate
                                                    and                          and                          and
                                             production      Refining   distribution     Chemicals         others         Total
                                           RMB millions  RMB millions   RMB millions      millions   RMB millions  RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                     3,163         6,636          8,722         7,420            509        26,450
    Additions                                    20,376         6,080          5,122         7,018            443        39,039
    Dry hole costs written off                   (1,771)           --             --            --             --        (1,771)
    Amount transferred to Sinopec
      Group Company (Note 31)                        (6)          (10)            --            --             --           (16)
    Transferred to fixed assets                 (17,236)       (6,825)        (6,416)      (11,162)          (559)      (42,198)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2002                   4,526         5,881          7,428         3,276            393        21,504
--------------------------------------------------------------------------------------------------------------------------------

    The Company:

--------------------------------------------------------------------------------------------------------------------------------
                                            Exploration                    Marketing                    Corporate
                                                    and                          and                          and
                                             production      Refining   distribution     Chemicals         others         Total
                                           RMB millions  RMB millions   RMB millions      millions   RMB millions  RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2002                     1,893         5,179          8,476           737            468        16,753
    Additions                                     9,653         3,772          4,946           431            343        19,145
    Dry hole costs written off                     (951)           --             --            --             --          (951)
    Amount transferred to Sinopec
      Group Company (Note 31)                        (6)          (10)            --            --             --           (16)
    Transferred to fixed assets                  (7,471)       (4,704)        (6,375)         (251)          (435)      (19,236)
    Balance at 31 December 2002                   3,118         4,237          7,047           917            376        15,695
--------------------------------------------------------------------------------------------------------------------------------

19  INTERESTS IN SUBSIDIARIES


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           The Company
                                                                                                         2002              2001
                                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Share of net assets                                                                                89,332            89,608
--------------------------------------------------------------------------------------------------------------------------------

    Details of the Company's principal subsidiaries at 31 December 2002 are set out in Note 34.

20  INVESTMENTS

--------------------------------------------------------------------------------------------------------------------------
                                                                The Group                          The Company
                                                             2002              2001              2002              2001
                                                     RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------
    Unlisted investments, at cost                           2,738             3,463               635               611
    Less: Provision for impairment losses                    (184)             (181)             (149)             (149)
--------------------------------------------------------------------------------------------------------------------------
                                                            2,554             3,282               486               462
--------------------------------------------------------------------------------------------------------------------------

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no investments in marketable securities.

 for the year ended 31 December 2002


21  INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

------------------------------------------------------------------------------------------------------------------
                                                          The Group                          The Company
                                                       2002              2001              2002              2001
                                               RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------
    Share of net assets                               7,917             5,172             5,679             4,155
------------------------------------------------------------------------------------------------------------------

    The Group's investments in associates and jointly controlled entities are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are accounted for under equity method and individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates and jointly controlled entities, all of which are incorporated in the PRC, are as follows:


---------------------------------------------------------------------------------------------------------------------------------
                                                                                        Percentage of
                                                                             Percentage   equity held
                                     Form of                                  of equity        by the
                                     business       Particulars of issued   held by the     Company's
    Name of company                  structure      and paid up capital         Company   subsidiaries   Principal activities
                                                                                      %            %
---------------------------------------------------------------------------------------------------------------------------------
    Shengli Oil Field Dynamic        Incorporated   303,356,340 ordinary          26.33           --     Exploration of crude oil
      Company Limited                               shares of RMB 1.00 each                              and distribution of
          ("Dynamic")*                                                                                   petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan         Incorporated   480,793,320 ordinary          38.68           --     Trading of petroleum
      Petroleum Company Limited                     shares of RMB 1.00 each                              products and decoration
      ("Taishan")*                                                                                       of service gas stations
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance                  Incorporated   Registered capital            32.00         8.22     Provision of non-banking
      Company Limited                               RMB 2,500,000,000                                    financial services
---------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National      Incorporated   Registered capital            30.00           --     Exploration and production
      Gas Corporation                               RMB 900,000,000                                      of crude oil and natural
                                                                                                         gas
---------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited         Incorporated   Registered capital            30.00        10.00     Manufacturing and
                                                    RMB 8,793,000,000                                    distribution of
                                                                                                         petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical     Incorporated   Registered capital            30.00        20.00     Manufacturing and
      Company Limited                               USD 901,440,964                                      distribution of
                                                                                                         petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical Industry Park  Incorporated   Registered capital               --        38.26     Planning, development and
      Development Company Limited                   RMB 2,372,439,000                                    operation of the Chemical
                                                                                                         Industry Park in Shanghai,
                                                                                                          the PRC
---------------------------------------------------------------------------------------------------------------------------------

    * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Group's and the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 625 million (2001: RMB 1,074 million) and RMB 1,764 million (2001: RMB 1,465 million) respectively at 31 December 2002.

for the year ended 31 December 2002

22  TRADE ACCOUNTS AND BILLS RECEIVABLES

---------------------------------------------------------------------------------------------------------------------------
                                                                  The Group                          The Company
                                                               2002              2001              2002              2001
                                                       RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------
    Third parties                                            10,643            10,049             5,710             6,237
    Subsidiaries                                                 --                --             4,521             2,910
    Sinopec Group Company and fellow subsidiaries             2,628             3,503             1,513             2,080
    Associates and jointly controlled entities                   65                10                 8                 8
                                                             13,336            13,562            11,752            11,235
    Less: Allowance for doubtful accounts                    (2,666)           (2,480)           (1,867)           (1,774)
                                                             10,670            11,082             9,885             9,461
    Bills receivable                                          4,684             3,542             1,478             1,464
----------------------------------------------------------------------------------------------------------------------------
                                                             15,354            14,624            11,363            10,925
---------------------------------------------------------------------------------------------------------------------------

    The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:


--------------------------------------------------------------------------------------------------------------------
                                                           The Group                          The Company
                                                        2002              2001              2002              2001
                                                RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Within one year                                   13,892            12,766            10,556             9,906
    Between one and two years                            530               708               241               525
    Between two and three years                          288               368               168               230
    Over three years                                     644               782               398               264
--------------------------------------------------------------------------------------------------------------------
                                                      15,354            14,624            11,363            10,925
--------------------------------------------------------------------------------------------------------------------

    Sales are generally on a cash term. Credit are generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

23  INVENTORIES

------------------------------------------------------------------------------------------------------------------------
                                                                The Group                          The Company
                                                             2002              2001           2002                 2001
                                                     RMB millions      RMB millions       RMB millions     RMB millions
------------------------------------------------------------------------------------------------------------------------
    Crude oil and other raw materials                      21,295            17,749          10,426               9,954
    Work in progress                                        6,192             5,050           3,387               3,556
    Finished goods                                         15,086            20,442          10,248              12,925
    Spare parts and consumables                             4,210             3,555           1,353               1,184
                                                           46,783            46,796          25,414              27,619
    Less: Allowance for diminution in
          value of inventories                               (486)             (602)          (224)                (292)
------------------------------------------------------------------------------------------------------------------------
                                                           46,297            46,194          25,190              27,327
------------------------------------------------------------------------------------------------------------------------

    At 31 December 2002, the carrying amount of the Group's and the Company's inventories carried at net realisable value amounted to RMB 1,624 million (2001: RMB 1,924 million) and RMB 966 million (2001: RMB 1,120 million), respectively.

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 258,594 million for the year ended 31 December 2002 (2001: RMB 249,700 million).

for the year ended 31 December 2002

24  PREPAID EXPENSES AND OTHER CURRENT ASSETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               The Group                       The Company
                                                                            2002              2001           2002              2001
                                                                    RMB millions      RMB millions   RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Advances to third parties                                              3,500             6,618          1,868             5,328
    Amounts due from Sinopec Group Company and fellow subsidiaries        11,714             9,421         10,085             7,400
    Amounts due from subsidiaries                                             --                --         10,419             8,802
    Other receivables                                                      1,645             3,406            875             2,309
    Purchase deposits                                                      1,610             2,426          1,216             1,495
    Prepayments in connection with construction work
      and equipment purchases                                              1,196             1,543          1,077             1,072
    Prepaid value-added tax and customs duty                               1,511             2,284            749             1,651
    Amounts due from associates and jointly controlled entities              345               373            310               373
    Prepaid rental                                                            --                52             --                23
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          21,521            26,123         26,599            28,453
-----------------------------------------------------------------------------------------------------------------------------------

25  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

    The Group

----------------------------------------------------------------------------------------------------------------------------------
                                                         Assets                    Liabilities                  Net balance
                                                       2002          2001           2002          2001           2002          2001
                                               RMB millions  RMB millions    RMB millions RMB millions   RMB millions  RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables
     and inventories                                    275           432             --            --            275           432
    Non-current
    Property, plant and equipment                        47            35           (627)         (788)          (580)         (753)
    Accelerated depreciation                             --            --         (2,958)       (2,185)        (2,958)       (2,185)
    Tax value of losses carried forward,
      net of valuation allowance                         30           173             --            --             30           173
    Land use rights (Note)                              364            --             --            --            364            --
    Others                                               16           129            (14)           (8)             2           121
----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   732           769         (3,599)       (2,981)        (2,867)       (2,212)
----------------------------------------------------------------------------------------------------------------------------------

    The Company

----------------------------------------------------------------------------------------------------------------------------------
                                                         Assets                    Liabilities                  Net balance
                                                       2002          2001           2002          2001           2002          2001
                                               RMB millions  RMB millions    RMB millions RMB millions   RMB millions  RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables
      and inventories                                    57           281             --            --             57           281
    Non-current
    Property, plant and equipment                        36             3           (240)         (119)          (204)         (116)
    Accelerated depreciation                             --            --           (799)         (554)          (799)         (554)
    Others                                               15            53             (3)           --             12            53
----------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   108           337         (1,042)         (673)          (934)         (336)
----------------------------------------------------------------------------------------------------------------------------------

for the year ended 31 December 2002

25  DEFERRED TAX ASSETS AND LIABILITIES (continued)
    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 164 million was provided for the year ended 31 December 2002 (2001: RMB 142 million) in respect of the tax value of losses. The Group determined the valuation allowance relating to the tax value of losses based on management's assessment of the probability that taxable profit will be available against which the tax losses can be utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have taxable profits before the tax losses expire, whether the operations have sufficient taxable temporary differences relating to the same tax authority and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised. No valuation allowance was established for the other deferred tax assets as management believes that the amount of these deferred tax assets at 31 December 2002 and 2001 is more likely than not to be realised.

    Movements in the deferred tax assets and liabilities are as follows:

    The Group

---------------------------------------------------------------------------------------------------------------------------------
                                                                      Balance at     Recognised in   Recognised in     Balance at
                                                                       1 January             other          income    31 December
                                                                            2002          reserves       statement           2002
                                                                             RMB               RMB             RMB            RMB
                                                                        millions          millions        millions       millions
---------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                    432                --            (157)           275
    Non-current
    Property, plant and equipment                                           (753)               --             173           (580)
    Accelerated depreciation                                              (2,185)               --            (773)        (2,958)
    Tax value of losses carried forward, net of valuation allowance          173                --            (143)            30
    Land use rights (Note)                                                    --               371              (7)           364
    Others                                                                   121                --            (119)             2
---------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                          (2,212)              371          (1,026)        (2,867)
---------------------------------------------------------------------------------------------------------------------------------

    The Company

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        Balance at   Recognised in     Balance at
                                                                                         1 January          income    31 December
                                                                                              2002       statement           2002
                                                                                               RMB             RMB            RMB
                                                                                          millions        millions       millions
---------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables and inventories                                      281            (224)            57
    Non-current
    Property, plant and equipment                                                             (116)            (88)          (204)
    Accelerated depreciation                                                                  (554)           (245)          (799)
    Others                                                                                      53             (41)            12
    Net deferred tax liabilities                                                              (336)           (598)          (934)
---------------------------------------------------------------------------------------------------------------------------------

    Note: As described in note (e) to the statements of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as at 1 January 2002.

for the year ended 31 December 2002

26  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

-------------------------------------------------------------------------------------------------------------------------------
                                                                       The Group                          The Company
                                                                    2002              2001              2002              2001
                                                            RMB millions      RMB millions      RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Third parties' debts
    Short-term bank loans                                         22,839            34,424            12,514            23,460
    Short-term other loans                                            19                43                15                24
---------------------------------------------------------------------------------------------------------------------------------
                                                                  22,858            34,467            12,529            23,484
---------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                        8,120            10,140             5,721             6,465
    Current portion of long-term other loans                         300               742               122                70
---------------------------------------------------------------------------------------------------------------------------------
                                                                   8,420            10,882             5,843             6,535
---------------------------------------------------------------------------------------------------------------------------------
                                                                  31,278            45,349            18,372            30,019

    Loans from Sinopec Group Company and fellow
      subsidiaries
    Short-term loans                                               4,121             3,448             2,299             2,622
    Current portion of long-term loans                               153               414               153               414
---------------------------------------------------------------------------------------------------------------------------------
                                                                   4,274             3,862             2,452             3,036
---------------------------------------------------------------------------------------------------------------------------------
                                                                  35,552            49,211            20,824            33,055
---------------------------------------------------------------------------------------------------------------------------------


    The Group's and the Company's weighted average interest rate on short-term loans were 4.3%
    (2001: 5.1%) and 4.2% (2001: 5.1%) respectively.

for the year ended 31 December 2002


26  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND
    FELLOW SUBSIDIARIES (continued) Long-term debts comprise:

----------------------------------------------------------------------------------------------------------------------------------
                                                                               The Group                       The Company
                                  Interest rate and final maturity          2002              2001           2002            2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                    RMB millions      RMB millions   RMB millions    RMB millions

    Third parties' debts
----------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
----------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated          Interest rates ranging from
                                  interest free to 11.2% per
                                  annum at 31 December 2002
                                  with maturities through 2013            36,855            32,231         25,884          21,473
----------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated

                                  Interest rates ranging from
                                  0.2% to 7.3% per annum at
                                  31 December 2002 with
                                  maturities through 2024                  2,373             2,401          2,280           2,272
----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated         Interest rates ranging from
                                  interest free to 7.9% per
                                  annum at 31 December 2002
                                  with maturities through
                                  2031                                     4,294             4,300          1,323           1,884
----------------------------------------------------------------------------------------------------------------------------------
    Deutsche Marks                Fixed rates ranging from 6.6% to
      denominated                  6.8% per annum at 31
                                  December 2001 which was
                                  converted to Euro
                                  denominated during the year
                                  ended 31 December 2002                      --               151             --             144
----------------------------------------------------------------------------------------------------------------------------------
    Dutch Guilders                Fixed rate at 7.9% per annum at 31
      denominated                 December 2001 which was
                                  converted to Euro
                                  denominated during the year
                                  ended 31 December 2002                      --                28             --              28
----------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar              Floating rate at Hong Kong Prime
      denominated                 Rate per annum plus 0.25% with
                                  maturities through 2006                     10                14             --              --
----------------------------------------------------------------------------------------------------------------------------------
    Euro denominated              Fixed rates ranging from 6.0% to
                                  7.9% per annum at 31 December
                                  2002 with maturities through 2006          162                --            155              --
----------------------------------------------------------------------------------------------------------------------------------
                                                                          43,694            39,125         29,642          25,801
----------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
----------------------------------------------------------------------------------------------------------------------------------

    Renminbi denominated          Interest rates ranging from
                                  interest free to 7.5% per
                                  annum at 31 December 2002
                                  with maturities through
                                  2015                                       277               596             61             123
----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated         Interest rates ranging from
                                  interest free to 3.4% per
                                  annum at 31 December 2002
                                  with maturities through
                                  2015                                       438               522            398              34
----------------------------------------------------------------------------------------------------------------------------------
    French Francs denominated     Interest rates ranging from
                                  1.8% to 8.1% per annum at
                                  31 December 2001 which was
                                  converted to Euro
                                  denominated during the year
                                  ended 31 December 2002                      --                15             --              15
----------------------------------------------------------------------------------------------------------------------------------
    Euro denominated              Interest rates ranging from 1.8% to
                                  8.1% per annum at 31 December
                                  2002 with maturities through 2025           16                --             16              --
----------------------------------------------------------------------------------------------------------------------------------
                                                                             731             1,133            475             172
----------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds             Fixed rate at 2.2% per
                                  annum at 31 December 2002
                                  and redeemable in July 2004
                                  (a)                                      1,500             1,500             --              --
----------------------------------------------------------------------------------------------------------------------------------
    Total third parties'
      long-term debts                                                     45,925            41,758         30,117          25,973
----------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                 (8,420)          (10,882)        (5,843)         (6,535)
                                                                          37,505            30,876         24,274          19,438
    Long-term loans from Sinopec Group Company and fellow subsidiaries

    Renminbi denominated          Interest free with maturity in 2020     35,561            35,561         35,561          35,561

    Renminbi denominated          Interest rates ranging from 5.0% to
                                  6.0% per annum at 31 December 2002
                                  with maturities through 2007             2,272               796          2,187             790
----------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated         Interest rates ranging from 2.4% to
                                  2.8% per annum at 31 December 2002
                                  with maturities through 2006                23               182             21             180
----------------------------------------------------------------------------------------------------------------------------------
                                                                          37,856            36,539         37,769          36,531
    Less: Current portion                                                   (153)             (414)          (153)           (414)
                                                                          37,703            36,125         37,616          36,117
----------------------------------------------------------------------------------------------------------------------------------
                                                                          75,208            67,001         61,890          55,555
----------------------------------------------------------------------------------------------------------------------------------

notes on the Financial statements (continued) for the year ended 31 December 2002

26 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (continued) (a)Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July
       1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the option of the holders during the period from 28 July 2000 to 27 July 2004.

       Third parties' loans of RMB 85 million of the Group at 31 December 2002 (2001: RMB 171 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 146 million at 31 December 2002 (2001: RMB 233 million).

       Third parties' loans of RMB 23 million of the Company at 31 December 2002 (2001: RMB 76 million) were secured by certain of the Company's property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 20 million at 31 December 2002 (2001: RMB 104 million).

       The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                           The Company
                                                                     2002             2001               2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
       Within one year                                               8,573            11,296             5,996             6,949
----------------------------------------------------------------------------------------------------------------------------------
       Between one to two years                                      8,677            10,383             3,876             6,043
       Between two to five years                                    25,564            14,608            17,458             7,931
       After five years                                             40,967            42,010            40,556            41,581
                                                                    83,781            78,297            67,886            62,504
----------------------------------------------------------------------------------------------------------------------------------

27  TRADE ACCOUNTS AND BILLS PAYABLES

---------------------------------------------------------------------------------------------------------------------------------
                                                                         The Group                          The Company
                                                                    2002              2001              2002          2001
                                                              RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Third parties                                                   17,109            13,556             6,457             5,513
---------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                        --                --            11,120             5,856
    Sinopec Group Company and fellow subsidiaries                    2,103             3,233               733             1,354
    Associates and jointly controlled entities                          --                 4                --                 4
                                                                    19,212            16,793            18,310            12,727
    Bills payable                                                   30,139            26,022            23,055            19,291
                                                                    49,351            42,815            41,365            32,018
---------------------------------------------------------------------------------------------------------------------------------

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                          The Company
                                                                      2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Due within 1 month or on demand                                 13,673            24,820            16,513            15,578
---------------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                           34,709            17,242            24,132            15,903
    Due after 6 months                                                 969               753               720               537
                                                                    49,351            42,815            41,365            32,018

28  ACCRUED EXPENSES AND OTHER PAYABLES

----------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                                                                      2002              2001              2002              2001
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Amounts due to Sinopec Group Company and fellow subsidiaries     9,967            10,220             5,542             6,757
-----------------------------------------------------------------------------------------------------------------------------------
    Amounts due to subsidiaries                                         --                --             4,571             9,700
    Accrued expenditure                                              9,066             8,477             4,374             4,331
    Taxes other than income tax                                      2,115             3,062               537             1,659
    Receipts in advance                                              3,427             2,884             1,867             1,596
    Advances from third parties                                      1,223             2,005             1,203             1,442
    Others                                                           3,957             3,228             3,000             2,067
                                                                    29,755            29,876            21,094            27,552

notes on the Financial statements (continued) for the year ended 31 December 2002

29  SHARE CAPITAL

------------------------------------------------------------------------------------------------------------------------------
                                                                                                  The Group and the Company
                                                                                                    2002              2001
                                                                                               RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid
------------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                    67,122            67,122
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                         16,780            16,780
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                           2,800             2,800
                                                                                                     86,702            86,702
------------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of
    88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material respects.

30  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group and the Company leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2002 and 2001, the future minimum lease payments under operating leases are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                               The Group                          The Company
                                                                      2002              2001              2002              2001
                                                              RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Within one year                                                  2,726             2,844             2,629             2,590
---------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                         2,666             2,736             2,585             2,565
    Between two to three years                                       2,647             2,563             2,568             2,494
    Between three to four years                                      2,635             2,559             2,557             2,492
    Between four to five years                                       2,609             2,550             2,531             2,484
    Thereafter                                                      83,718            85,368            82,231            84,250
                                                                    97,001            98,620            95,101            96,875
---------------------------------------------------------------------------------------------------------------------------------

    Capital commitments

    At 31 December 2002 and 2001, the Group and the Company had capital commitments as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                           The Group                          The Company
                                                                     2002              2001              2002              2001
                                                                RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                   30,245            21,636            15,218             8,436
---------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                               41,015            18,204            27,115            12,437
                                                                    71,260            39,840            42,333            20,873

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

notes on the Financial statements (continued) for the year ended 31 December 2002

30  COMMITMENTS AND CONTINGENT LIABILITIES (continued)

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Company by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 65 million for the year ended 31 December 2002 (2001: RMB 29 million).

    Estimated future annual payments are as follows:
--------------------------------------------------------------------------------------------------------------------------------
                                                                        The Group                          The Company
                                                                  2002              2001              2002              2001
                                                              RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
    Within one year                                                55                43                37                28
--------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                       76                39                45                26
    Between two to three years                                     66                51                35                26
    Between three to four years                                    63                62                28                31
    Between four to five years                                     43                56                12                24
    Thereafter                                                    263               284               109               114
    Total payments                                                566               535               266               249
--------------------------------------------------------------------------------------------------------------------------------

    Contingent liabilities
    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 31 December 2002 and 2001, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                            The Group                       The Company
                                                                     2002              2001              2002              2001
                                                             RMB millions      RMB millions      RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                   7,492               546             7,017                --
-------------------------------------------------------------------------------------------------------------------------------
       Third parties                                                   30               322                --                --
                                                                    7,522               868             7,017                --
-------------------------------------------------------------------------------------------------------------------------------

    The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2001 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

    In March 2003, the Company made guarantees of RMB 4,680 million given to banks in respect of banking facilities granted to an associate.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 287 million for the year ended 31 December 2002 (2001: RMB 221 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

notes on the Financial statements (continued) for the year ended 31 December 2002

31  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Note                           2002              2001
                                                                                                  RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Sales of goods                                                          (i)                         36,343            37,261
---------------------------------------------------------------------------------------------------------------------------------
    Purchases                                                              (ii)                         26,225            19,264
    Transportation and storage                                             (iii)                         1,514             1,471
    Exploration and development services                                   (iv)                         10,310            10,250
    Production related services                                             (v)                          7,316             6,116
    Ancillary and social services                                          (vi)                          1,945             2,000
    Operating lease charges                                                (vii)                         2,716             2,489
    Agency commission income                                              (viii)                            37                 7
    Intellectual property licence fee paid                                 (ix)                             10                10
    Interest received                                                       (x)                            104               153
    Interest paid                                                          (xi)                            636               534
    Net deposits (withdrawn from)/placed with related parties              (xii)                        (1,427)              528
    Net loans obtained from/(repaid to) related parties                   (xiii)                         1,990           (5,034)

    The amounts set out in the table above in respect of the years ended 31 December 2002 and 2001 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 31 December 2002 and 2001, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

    Notes:

    (i)Sales of goods represent the sale of crude oil, intermediate petrochemical products and petroleum products.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

    (v)Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

notes on the Financial statements (continued) for the year ended 31 December 2002

31  RELATED PARTY TRANSACTIONS (continued)
    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land and buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property licence fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licences, for trademarks, patents, technology and computer software.

    (x)Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2002 was RMB 5,702 million (2001: RMB 7,129 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

    (xii) Deposits were withdrawn from/placed with Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans and advances from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a)The Company has entered into a three year non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

       (_) the government-prescribed price;
       (_) where there is no government-prescribed price, the government-guidance price; (_) where there is neither a government-prescribed price nor a government-guidance price, the market price;
        or
       (_) where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b)The Company has entered into a three year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c)The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB 2,007 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d)The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e)The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f)The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 for a term of 10 years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    On 19 December 2002, the Company and Sinopec Group Company entered into an asset swap agreement whereby the Company transferred to Sinopec Group Company certain individual assets and liabilities, consisting principally of, water plants, inspection, maintenance, geology and geophysical assets and related liabilities. The carrying amount of the net assets transferred to Sinopec Group Company approximated the net appraised amount of RMB 1,021 million. In return, Sinopec Group Company transferred to the Company certain gas stations and oil depot assets. The carrying and appraised amounts of such assets transferred to the Company were RMB 462 million and RMB 1,040 million, respectively. The difference between the appraised amounts of the assets exchanged of RMB 19 million was paid in cash by the Company.

notes on the Financial statements (continued) for the year ended 31 December 2002

32  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 16.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2002 were RMB 1,549 million (2001: RMB 1,358 million).

33  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i)Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v)Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

notes on the Financial statements (continued) for the year ended 31 December 2002

33       SEGMENTAL REPORTING (continued)

    Reportable information on the Group's business segments is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002              2001
                                                                                                   RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------

    Turnover
----------------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                    10,920            11,095
----------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                               39,407            43,332
                                                                                                         50,327            54,427
----------------------------------------------------------------------------------------------------------------------------------
    Refining
       External sales                                                                                    47,555            49,497
----------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                              161,340           156,782
                                                                                                        208,895           206,279
----------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
       External sales                                                                                   184,378           180,610
----------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                                2,329             2,460
                                                                                                        186,707           183,070
----------------------------------------------------------------------------------------------------------------------------------
    Chemicals
       External sales                                                                                    58,401            48,945
----------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                                7,204             5,626
                                                                                                         65,605            54,571
----------------------------------------------------------------------------------------------------------------------------------
    Corporate and others
       External sales                                                                                    22,930            14,200
----------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                               19,845             8,875
                                                                                                         42,775            23,075
----------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                                 (230,125)         (217,075)
    Turnover                                                                                            324,184           304,347
----------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
----------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                            7,305             6,168
    Refining                                                                                              3,060             2,761
    Marketing and distribution                                                                              342               201
    Chemicals                                                                                             3,979             4,361
    Corporate and others                                                                                  1,172               633
    Other operating revenues                                                                             15,858            14,124
    Turnover and other operating revenues                                                               340,042           318,471
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2002              2001
                                                                                                   RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Result
    Operating profit
----------------------------------------------------------------------------------------------------------------------------------
    By segment
      -- Exploration and production                                                                      14,787            23,185
----------------------------------------------------------------------------------------------------------------------------------
      -- Refining                                                                                         5,922             2,106
      -- Marketing and distribution                                                                       8,401             2,443
      -- Chemicals                                                                                           72              (758)
      -- Corporate and others                                                                              (905)              324
    Total operating profit                                                                               28,277            27,300
----------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates and jointly controlled entities
      -- Exploration and production                                                                         152               258
----------------------------------------------------------------------------------------------------------------------------------
      -- Refining                                                                                             1                10
      -- Marketing and distribution                                                                          63                71
      -- Chemicals                                                                                           15               (23)
      -- Corporate and others                                                                                79                 4
    Aggregate share of profits less losses from associates and jointly controlled entities                  310               320
----------------------------------------------------------------------------------------------------------------------------------
    Finance costs
       Interest expense                                                                                  (4,018)           (4,706)
----------------------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                      338             1,183
       Foreign exchange losses                                                                             (312)             (222)
       Foreign exchange gains                                                                                47               593
    Net finance costs                                                                                    (3,945)           (3,152)
----------------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                       190               199
    Profit from ordinary activities before taxation                                                      24,832            24,667
    Taxation                                                                                             (7,635)           (8,029)
    Profit from ordinary activities after taxation                                                       17,197            16,638
    Minority interests                                                                                   (1,117)             (613)
    Profit attributable to shareholders                                                                  16,080            16,025
----------------------------------------------------------------------------------------------------------------------------------

notes on the Financial statements (continued) for the year ended 31 December 2002

34       SEGMENTAL REPORTING (continued)

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in
    Note 21. Additions to long-lived assets by operating segment are included in Notes 17 and 18.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2002              2001
                                                                                                  RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Assets
---------------------------------------------------------------------------------------------------------------------------------
    Segment assets
      -- Exploration and production                                                                     90,983            80,063
---------------------------------------------------------------------------------------------------------------------------------
      -- Refining                                                                                       89,667            88,488
      -- Marketing and distribution                                                                     71,516            72,014
      -- Chemicals                                                                                      78,246            78,277
      -- Corporate and others                                                                           15,356            13,506
    Total segment assets                                                                               345,768           332,348
---------------------------------------------------------------------------------------------------------------------------------
    Interests in associates and jointly controlled entities
      -- Exploration and production                                                                      1,583             1,032
---------------------------------------------------------------------------------------------------------------------------------
      -- Refining                                                                                          147               120
      -- Marketing and distribution                                                                      1,435             1,168
      -- Chemicals                                                                                       3,505             1,691
      -- Corporate and others                                                                            1,247             1,161
    Aggregate interests in associates and jointly controlled entities                                    7,917             5,172
---------------------------------------------------------------------------------------------------------------------------------
    Unallocated assets                                                                                  22,196            29,189
    Total assets                                                                                       375,881           366,709
    Liabilities
    Segment liabilities
      -- Exploration and production                                                                     16,126            13,419
---------------------------------------------------------------------------------------------------------------------------------
      -- Refining                                                                                       22,331            23,985
      -- Marketing and distribution                                                                     19,472            18,700
      -- Chemicals                                                                                      12,884             8,831
      -- Corporate and others                                                                            8,293             7,760
    Total segment liabilities                                                                           79,106            72,695
---------------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                            118,370           122,804
    Total liabilities                                                                                  197,476           195,499
---------------------------------------------------------------------------------------------------------------------------------

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2002              2001
                                                                                                  RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure
---------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                          20,228            20,276
    Refining                                                                                             6,533             8,992
    Marketing and distribution                                                                           6,982            17,256
    Chemicals                                                                                            7,324            11,947
    Corporate and others                                                                                   545               358
                                                                                                        41,612            58,829
    Depreciation, depletion and amortisation
    Exploration and production                                                                           9,033             8,081
    Refining                                                                                             6,039             5,901
    Marketing and distribution                                                                           1,968             1,661
    Chemicals                                                                                            7,113             6,686
    Corporate and others                                                                                   129               101
                                                                                                        24,282            22,430
---------------------------------------------------------------------------------------------------------------------------------

notes on the Financial statements (continued) for the year ended 31 December 2002

34  PRINCIPAL SUBSIDIARIES
    At 31 December 2002, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

---------------------------------------------------------------------------------------------------------------------------------
                                             Particulars
                                               of issued
                                             capital and                      Percentage of equity
                                                    debt       Type of       held by the      held by
    Name of company                           securities  legal entity           Company   Subsidiary
    Principal activities
                                              (millions)                              %         %
---------------------------------------------------------------------------------------------------------------------------------
    China Petrochemical International           RMB1,400       Limited           100.00        --
    Trading of crude oil and
    Company Limited                                            company
      petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical       RMB 3,374       Limited            70.01        --
    Manufacturing of chemical products
    Company Limited                                            company
    Sinopec Sales Company Limited              RMB 1,700       Limited           100.00        --
    Marketing and distribution of refined
                                                               company
      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company          RMB 30,028       Limited           100.00        --
    Exploration and production of
    Limited                                                    company
      crude oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company       RMB 2,253       Limited            50.00        --
    Manufacturing of plastics, intermediate
    Limited (i)                                                company
      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and               RMB 1,064       Limited            99.81        --
    Manufacturing of intermediate
    Chemical Company Limited               and RMB 1,500       company
      petrochemical products and
                                  convertible
      petroleum products
                                                   bonds
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company         RMB 1,950       Limited            82.05        --
    Manufacturing of intermediate
    Limited                                                    company
      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical             RMB 7,200       Limited            55.56        --
    Manufacturing of synthetic fibres,
    Company Limited                                            company
      resin and plastics, intermediate

      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-             RMB 1,154       Limited            79.73        --
    Manufacturing of intermediate
    Chemical Company Limited                                   company
      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited             HK$ 104       Limited               --     72.40
    Trading of crude oil and petroleum
                                                               company
      products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                RMB 147       Limited            46.25        --
    Marketing and distribution of refined
    Company Limited (i)                                        company
      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company                RMB 519       Limited            40.72        --
    Manufacturing of petrochemical
    Limited (i)                                                company
      products and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company       RMB 2,330       Limited            84.98        --
    Manufacturing of intermediate
    Limited                                                    company
      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre             RMB 4,000       Limited            42.00        --
    Production and sale of polyester chips
    Company Limited (i)                                        company
      and polyester fibres
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical      RMB 2,524       Limited            71.32        --
    Manufacturing of intermediate
    Company Limited                                            company
      petrochemical products and

      petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                  RMB 816       Limited            75.00        --
    Exploration and production of crude
    Company Limited                                            company
      oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i)The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

notes on the Financial statements (continued) for the year ended 31 December 2002

35  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, loans to third parties, due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2002 and 2001.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 26.

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS
    39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2002 and 2001:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2002              2001
                                                                                                   RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Carrying amount                                                                                      45,925            41,758
----------------------------------------------------------------------------------------------------------------------------------
    Fair value                                                                                           46,370            41,996

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

36  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 31 December 2002 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) Differences between financial statements prepared under the prc accounting rules and regulations and ifrs

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Depreciation of oil and gas properties
    Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii)     Capitalisation of general borrowing costs
    Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iii)    Acquisition of Sinopec National Star
    Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

    Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as an equity transaction.

(iv)     Revaluation of land use rights
    Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve previously, was eliminated during the year. Under the PRC Accounting Rules and Regulations, the land use rights are carried at revalued amount.

(v) Impairment losses of long-lived assets
    Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(vi)     Government grants
    Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as income over the useful life of the property, plant and equipment by way of reduced depreciation charges.

(C) Differences between financial statements prepared under the prc accounting rules and regulations and ifrs (continued)

(vii) Dividends
    Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at the declaration date.

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Year ended 31 December
                                                                                 Note                      2002              2001
                                                                                                   RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Net profit under the PRC Accounting Rules and Regulations                                            14,121            14,018
----------------------------------------------------------------------------------------------------------------------------------
    Adjustments:
       Depreciation of oil and gas properties                                     (i)                     2,311             2,429
----------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (ii)                       338               398
       Acquisition of Sinopec National Star                                      (iii)                      117               117
       Revaluation of land use rights                                            (iv)                        18                --
       Effects of the above adjustments on taxation                                                        (825)             (937)
    Net profit under IFRS*                                                                               16,080            16,025
----------------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           At 31 December
                                                                                 Note                      2002              2001
                                                                                                   RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' fund under the PRC Accounting Rules and Regulations                                   146,515           139,039
----------------------------------------------------------------------------------------------------------------------------------
    Adjustments:
       Depreciation of oil and gas properties                                     (i)                     9,112             6,801
----------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (ii)                       736               398
       Acquisition of Sinopec National Star                                      (iii)                   (2,929)           (3,046)
       Revaluation of land use rights                                            (iv)                      (822)               --
       Impairment losses on long-lived assets                                     (v)                      (113)             (113)
       Government grants                                                         (vi)                      (291)               --
       Dividends                                                                 (vii)                    5,202             6,936
       Effects of the above adjustments on taxation                                                      (2,925)           (2,346)
    Shareholders' fund under IFRS*                                                                      154,485           147,669
----------------------------------------------------------------------------------------------------------------------------------

    * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b) Capitalisation of property, plant and equipment
    In years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

    Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB 840 million as of 1 January 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    As described in Note 31 to the financial statements prepared under IFRS, the Company and Sinopec Group Company entered into an asset swap transaction on 19 December 2002. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Employee reduction expenses
    As described in Note 7 to the financial statements prepared under IFRS, certain employees of the Group were transferred to Sinopec Group Company. During the year ended 31 December 2001, Sinopec Group Company paid RMB 2,885 million to employees that were transferred to Sinopec Group Company and were subsequently terminated. Under IFRS, the payment made to these employees by Sinopec Group Company is not recorded in current earnings. Under US GAAP, with reference to Interpretation No. 1 to Accounting Principles Board Opinion ("APB") No. 25, such payment made by Sinopec Group Company is charged to current earnings with a corresponding increase in shareholders' funds.

(D) SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (continued)

(g) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(h) Goodwill amortisation
    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB 11 million, net of minority interests, that existed at the date of adoption of SFAS No. 142 was written off as a cumulative effect of a change in accounting principle.

(i) Companies included in consolidation
    Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated, but rather be accounted for under the equity method. Accordingly, Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Petroleum Group Company Limited, Sinopec Wuhan Phoenix Company Limited and Sinopec Yizheng Chemical Fibre Company Limited of which the Group owns 50%, 46.25%, 40.72%, and 42%, respectively of the outstanding voting stock, are excluded from consolidation under US GAAP and accounted for under the equity method. This exclusion does not affect the profit attributable to shareholders or shareholders' funds reconciliations between IFRS and US GAAP. Presented below is summarised financial information of Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Petroleum Group Company Limited, Sinopec Wuhan Phoenix Company Limited and Sinopec Yizheng Chemical Fibre Company Limited.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                                    2002              2001
                                                                                            RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------
    Revenues                                                                                      16,719            15,809
---------------------------------------------------------------------------------------------------------------------------
    Profit before taxation                                                                           666               531
    Net profit                                                                                       468               329

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    At 31 December
                                                                                                    2002              2001
                                                                                            RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------
    Current assets                                                                                 5,169             4,556
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                  17,463            15,564
    Current liabilities                                                                            4,612             3,267
    Total liabilities                                                                              4,992             3,823
    Total equity                                                                                  12,471            11,741

(j) Related party transactions
    Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 31 in financial statements prepared under IFRS only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

    Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 31 to the financial statements prepared under IFRS.

(k) Recently issued accounting standards
    SFAS No. 143
    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on 1 January 2003. The Group does not expect the adoption of SFAS No.143 will have a material impact on its consolidated financial statements.

(D) SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (continued)

    SFAS No. 145

    In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

    The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after 15 May 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after 15 May 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after 15 May 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

    SFAS No. 146
    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognising a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No. 146 on 1 January 2003. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that adoption of SFAS No. 146 will have on the Group's consolidated financial statements.

    FIN No. 45
    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after 31 December 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after 31 December 2002. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

    FIN No. 46
    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after 31 January 2003, and to variable interests in variable interest entities obtained after 31 January 2003. The Interpretation requires certain disclosures in financial statements issued after 31 January 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                               Reference                        Years ended 31 December
                                                                in note                  2002              2002              2001
                                                                 above           US$ millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders under IFRS                                      1,942            16,080            16,025
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
       Foreign exchange gains and losses                          (a)                       9                76                76
----------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                       1                12                12
       Depreciation on revalued property, plant and equipment     (c)                     498             4,126             4,196
       Disposal of property, plant and equipment                  (c)                      66               544               232
       Reversal of impairment of long-lived assets,
         net of depreciation effect                               (e)                       7                59                59
----------------------------------------------------------------------------------------------------------------------------------
       Employee reduction expenses                                (f)                      --                --            (2,885)
       Capitalised interest on investments in associates          (g)                      13               110                70
       Goodwill amortisation for the year                         (h)                       1                 6                --
       Cumulative effect of adopting SFAS No. 142                 (h)                       1                11                --
       Deferred tax effect of US GAAP adjustments                                        (182)           (1,509)             (470)
    Profit attributable to shareholders under US GAAP                                   2,356            19,515            17,315
----------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                               US$ 0.03          RMB 0.23          RMB 0.20
----------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per ADS under US GAAP*                                US$ 2.72         RMB 22.51         RMB 20.33
----------------------------------------------------------------------------------------------------------------------------------

(D) SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (continued)

    In accordance with SFAS No. 142's disclosures requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Years ended 31 December
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         2002              2002              2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 US$ millions      RMB millions      RMB millions
    Net income under US GAAP                                                            2,356            19,515            17,315
----------------------------------------------------------------------------------------------------------------------------------
    Add:Goodwill amortisation                                                              --                --                 8
----------------------------------------------------------------------------------------------------------------------------------
    Less: Amortisation of negative goodwill                                                --               --                 (2)
    )
    Adjusted net income under US GAAP                                                   2,356            19,515            17,321
----------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                               US$ 0.03          RMB 0.23          RMB 0.20
----------------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per ADS under US GAAP*                                US$ 2.72         RMB 22.51         RMB 20.33
----------------------------------------------------------------------------------------------------------------------------------
    Adjusted income before cumulative effect of a change in accounting principle        2,355            19,504            17,321
----------------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                               Reference                          At 31 December
                                                                in note                   2002              2002              2001
                                                                 above            US$ millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS                                                      18,658           154,485           147,669
-----------------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
       Foreign exchange gains and losses                          (a)                      (52)             (428)             (504)
-----------------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                       (3)              (24)              (36)
       Revaluation of property, plant and equipment               (c)                   (2,213)          (18,327)          (23,837)
       Deferred tax adjustments on revaluation                    (c)                      680             5,628             7,309
       Exchange of assets                                         (d)                      (70)             (578)               --
       Reversal of impairment of long-lived assets                (e)                      (73)             (608)             (667)
       Capitalised interest on investments in associates          (g)                       22               180                70
       Goodwill                                                   (h)                        2                17                --
       Deferred tax effect of US GAAP adjustments                                           58               484               367
    Shareholders' funds under US GAAP                                                   17,009           140,829           130,371
-----------------------------------------------------------------------------------------------------------------------------------

(E) SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (continued)

In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2001 and 2002, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I: Capitalised costs related to oil and gas producing activities

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002              2001
                                                                                                RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
Property cost                                                                                             --                --
-------------------------------------------------------------------------------------------------------------------------------
Wells and related equipment and facilities                                                           125,790           109,977
Supporting equipment and facilities                                                                   10,809            11,047
Uncompleted wells, equipment and facilities                                                            4,526             3,163
Total capitalised costs                                                                              141,125           124,187
Accumulated depreciation, depletion, amortisation and impairment allowances                          (62,397)          (56,069)
Net capitalised costs                                                                                 78,728            68,118
-------------------------------------------------------------------------------------------------------------------------------

Table II: Cost incurred in exploration and development

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002              2001
                                                                                                RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
Exploration                                                                                            5,798             5,666
-------------------------------------------------------------------------------------------------------------------------------
Development                                                                                           18,793            18,385
Total cost incurred                                                                                   24,591            24,051
-------------------------------------------------------------------------------------------------------------------------------

Table III: Results of operations for oil and gas producing activities

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002              2001
                                                                                                RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
Revenues
-------------------------------------------------------------------------------------------------------------------------------
    Sales                                                                                              8,687             8,780
-------------------------------------------------------------------------------------------------------------------------------
    Transfers                                                                                         39,407            43,269
                                                                                                      48,094            52,049
-------------------------------------------------------------------------------------------------------------------------------
Production costs excluding taxes                                                                     (15,174)          (15,084)
Exploration expenses                                                                                  (4,363)           (3,775)
Depreciation, depletion, amortisation and impairment provisions                                       (8,133)           (7,126)
Taxes other than income tax                                                                             (860)             (875)
Income before income tax                                                                              19,564            25,189
Income tax expense                                                                                    (6,456)           (8,312)
Results of operations from producing activities                                                       13,108            16,877
-------------------------------------------------------------------------------------------------------------------------------

The results of operations for producing activities for the years ended 31 December 2001 and 2002 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information
The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2001 and 2002 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

(E) SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (contined)

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                                                                        2002              2001
-------------------------------------------------------------------------------------------------------------------------------
Proved developed and undeveloped reserves (oil) (million barrels)
-------------------------------------------------------------------------------------------------------------------------------
Beginning of year                                                                                      3,215             3,168
Revisions of previous estimates                                                                          119               (23)
Improved recovery                                                                                        126               125
Extensions and discoveries                                                                               130               214
Production                                                                                              (270)             (269)
End of year                                                                                            3,320             3,215
Proved developed reserves
Beginning of year                                                                                      2,444             2,490
-------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            2,732             2,444
-------------------------------------------------------------------------------------------------------------------------------
Proved developed and undeveloped reserves (gas) (billion cubic feet)
-------------------------------------------------------------------------------------------------------------------------------
Beginning of year                                                                                      3,488             3,342
Revisions of previous estimates                                                                         (133)             (429)
Extensions and discoveries                                                                               153               738
Production                                                                                              (179)             (163)
End of year                                                                                            3,329             3,488
Proved developed reserves
Beginning of year                                                                                      1,183             1,164
End of year                                                                                            1,056             1,183
-------------------------------------------------------------------------------------------------------------------------------

Table V: Standardised measure of discounted future net cash flows
The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2001 and 2002 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2002              2001
                                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
Future cash flows                                                                                     760,468           534,433
--------------------------------------------------------------------------------------------------------------------------------
Future production costs                                                                              (287,887)         (224,487)
--------------------------------------------------------------------------------------------------------------------------------
Future development costs                                                                              (26,852)          (25,221)
Future income tax expenses                                                                           (126,440)          (74,698)
Undiscounted future net cash flows                                                                    319,289           210,027
10% annual discount for estimated timing of cash flows                                               (142,450)          (91,274)
Standardised measure of discounted future net cash flows                                              176,839           118,753
--------------------------------------------------------------------------------------------------------------------------------

Table VI: Changes in the standardised measure of discounted future net cash flows

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2002              2001
                                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------------------
Sales and transfers of oil and gas produced, net of production costs                                  (26,740)          (52,294)
--------------------------------------------------------------------------------------------------------------------------------
Net changes in prices and production costs                                                             63,625          (162,554)
Net change due to extensions, discoveries and improved recoveries                                      23,319            22,859
Revisions of previous quantity estimates                                                                8,253            (3,729)
Previously estimated development costs incurred during the year                                         6,935             7,349
Accretion of discount                                                                                  10,323            19,259
Net change in income taxes                                                                            (27,793)           56,131
Others                                                                                                    164             2,535
Net change for the year                                                                                58,086          (110,444)
--------------------------------------------------------------------------------------------------------------------------------



CORPORATE INFORMATION

STATUTORY NAME
**(1)u(Y)U(a)o*AE*u(a)N(Y)/|(3)--*1/2(Y)q

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
**(1)u(Y)U*AE

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr Li Yizhong

REGISTERED ADDRESS AND PLACE OF
  BUSINESS
6A Huixindong Street
Chaoyang District
Beijing, PRC
Postcode:     100029
Tel.:         86-10-64990060
Fax:          86-10-64990022
Website:      http://www.sinopec.com.cn
E-mail:       ir@sinopec.com.cn
              media@sinopec.com.cn

Place of Business in Hong Kong
12th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr Wang Jiming
Mr Zhang Honglin

SECRETARY TO THE BOARD OF DIRECTORS
Mr Zhang Honglin

REPRESENTATIVE ON SECURITIES MATTERS
Mr Chen Ge
Address     : 6A Huixindong Street
              Chaoyang District
              Beijing, PRC
Postcode    : 100029
Tel.        : 86-10-64990060
Fax         : 86-10-64990022



NEWSPAPERS FOR INFORMATION
  DISCLOSURE
Hong Kong Economic Times (Hong Kong)
South China Morning Post (Hong Kong)
  (in English)
China Securities News
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING ANNUAL
  REPORT DESIGNATED BY THE CHINA
  SECURITIES REGULATORY COMMISSION
http://www.sse.com.cn

LEGAL ADVISORS
People's Republic of China:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing
PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Central, Hong Kong

United States:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
89 Queensway
Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Corporate Information (continued)

REGISTRARS
H Shares:
Hong Kong Registrars Limited
Shops 1712 to 1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
72 Pu Jian Road
Pudong District
Shanghai, PRC

DEPOSITARY FOR ADR
Citibank, N.A.
111 Wall Street
New York NY 10005
United States of America

COPIES of THIS ANNUAL REPORT ARE
   AVAILABLE AT:
The PRC
China Petroleum & Chemical Corporation
Board Secretariat
6A Huixindong Street
Chaoyang District
Beijing
PRC

The US
Citibank, N.A.
111 Wall Street
New York NY10005
United States of America

The UK
Citibank, N.A.
Cottons Centre
Hays Lane
London SE1 2QT, U.K.

PLACES OF LISTING OF SHARES, STOCK
  NAMES AND STOCK CODES

H Shares:     Hong Kong Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 0386

ADSs:         New York Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

              London Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

A Shares:     Shanghai Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 600028

FIRST REGISTRATION DATE OF INCORPORATION
25 February 2000

FIRST REGISTRATION PLACE OF INCORPORATION
6A Huixindong Street, Chaoyang District,
  Beijing, PRC

ENTERPRISE LEGAL BUSINESSES LICENSE REGISTRATION NO.
1000001003298 (10-10)

TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094

NAMES AND ADDRESSES OF AUDITORS OF
  SINOPEC CORP.
Domestic Auditors  : KPMG Huazhen
                     Certified Public
                     Accountants
Address            : Level 16,
                     China World Tower 2
                     China World Trade Centre
                     No. 1, Jian Guo Men
                     Wai Avenue
                     Beijing 100004, PRC

International
  Auditors         : KPMG
                     Certified Public
                     Accountants

Address            : 8th Floor,
                     Prince's Building
                     Central, Hong Kong

Documents for inspection

The following documents will be available for inspection during normal business hours after 28 March 2003 (Friday) at the statutory address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law of the PRC:

a) The original annual report signed by the Chairman of the Board of Directors and the President;

b) The original audited accounts and audited consolidated accounts of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the year ended 31 December 2002 signed by the Chairman of the Board of Directors, the President and the Chief Financial Officer;

c) The original auditors' report in respect of the above financial reports signed by the auditors;

d) The latest Articles of Association of Sinopec Corp. which were amended at the Annual General Meeting held on 5 June 2001; and

e) All the original copies of the documents and announcements which Sinopec Corp. published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Li Yizhong
Chairman

Beijing, PRC, 28 March 2003








This annual report is published in both English and Chinese languages. The Chinese version shall prevail.